                                                                    Exhibit 99.2

              KINROSS GOLD CORPORATION, KINROSS GOLD U.S.A., INC.,
         FAIRBANKS GOLD MINING, INC. AND ROUND MOUNTAIN GOLD CORPORATION
                                 AS RT BORROWERS


                                       AND

                           RIO PARACATU MINERACAO S.A.
                                 AS NRT BORROWER

                                       AND

                             THE BANK OF NOVA SCOTIA
                  AS CO-LEAD ARRANGER AND ADMINISTRATIVE AGENT

                                       AND

                            EXPORT DEVELOPMENT CANADA
                 AS CO-LEAD ARRANGER AND CO-DOCUMENTATION AGENT

                                       AND

                                SOCIETE GENERALE
                              AS SYNDICATION AGENT

                                       AND

                              ROYAL BANK OF CANADA
                            AS CO-DOCUMENTATION AGENT

                                       AND


                               THE SEVERAL LENDERS
                        FROM TIME TO TIME PARTIES HERETO
--------------------------------------------------------------------------------
                           SECOND AMENDED AND RESTATED
                                CREDIT AGREEMENT
--------------------------------------------------------------------------------
                           DATED AS OF AUGUST 18, 2006

                             [FASKEN MARTINEAU LOGO]

                          Fasken Martineau DuMoulin LLP
                                Toronto, Ontario


                                TABLE OF CONTENTS
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

                                                                                                              PAGE

ARTICLE 1             INTERPRETATION.............................................................................1
           1.1        DEFINED TERMS..............................................................................1
           1.2        OTHER USAGES..............................................................................32
           1.3        PLURAL AND SINGULAR.......................................................................32
           1.4        HEADINGS..................................................................................32
           1.5        CURRENCY..................................................................................32
           1.6        APPLICABLE LAW............................................................................32
           1.7        TIME OF THE ESSENCE.......................................................................32
           1.8        NON-BANKING DAYS..........................................................................33
           1.9        CONSENTS AND APPROVALS....................................................................33
           1.10       AMOUNT OF CREDIT..........................................................................33
           1.11       SCHEDULES.................................................................................33
           1.12       EXTENSION OF CREDIT.......................................................................33
           1.13       JOINT AND SEVERAL RT OBLIGATIONS..........................................................33

ARTICLE 2             CREDIT FACILITIES.........................................................................34
           2.1        ESTABLISHMENT OF CREDIT FACILITIES........................................................34
           2.2        LENDERS' COMMITMENTS......................................................................34
           2.3        REDUCTION OF CREDIT FACILITIES............................................................35
           2.4        TERMINATION OF CREDIT FACILITIES..........................................................35

ARTICLE 3             GENERAL PROVISIONS RELATING TO CREDITS....................................................36
           3.1        TYPES OF CREDIT AVAILMENTS................................................................36
           3.2        FUNDING OF LOANS..........................................................................36
           3.3        FAILURE OF LENDER TO FUND LOAN............................................................37
           3.4        FUNDING OF BANKERS' ACCEPTANCES...........................................................37
           3.5        BA RATE LOANS.............................................................................40
           3.6        TIMING OF CREDIT AVAILMENTS...............................................................40
           3.7        INABILITY TO FUND U.S. DOLLAR ADVANCES IN CANADA..........................................40
           3.8        INABILITY TO FUND LIBOR LOAN IN THE UNITED STATES.........................................42
           3.9        TIME AND PLACE OF PAYMENTS................................................................43
           3.10       REMITTANCE OF PAYMENTS....................................................................43
           3.11       EVIDENCE OF INDEBTEDNESS..................................................................44
           3.12       GENERAL PROVISIONS RELATING TO ALL LETTERS................................................44
           3.13       NOTICE PERIODS............................................................................46
           3.14       ADMINISTRATIVE AGENT'S DISCRETION TO ALLOCATE.............................................46

ARTICLE 4             DRAWDOWNS.................................................................................46
           4.1        DRAWDOWN NOTICE...........................................................................46

ARTICLE 5             ROLLOVERS.................................................................................47
           5.1        BANKERS' ACCEPTANCES......................................................................47
           5.2        LIBOR LOANS...............................................................................48
           5.3        ROLLOVER NOTICE...........................................................................48
           5.4        ABSENCE OF NOTICE.........................................................................48

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                                TABLE OF CONTENTS
                                  (continued)
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                                                                                                              PAGE

ARTICLE 6             CONVERSIONS...............................................................................48
           6.1        CONVERTING LOAN TO OTHER TYPE OF LOAN.....................................................48
           6.2        CONVERTING LOAN TO BANKERS' ACCEPTANCES...................................................49
           6.3        CONVERTING BANKERS' ACCEPTANCES TO LOAN...................................................49
           6.4        CONVERSION NOTICE.........................................................................50
           6.5        ABSENCE OF NOTICE.........................................................................50
           6.6        CONVERSION BY LENDERS.....................................................................50
           6.7        CONVERSION OF LIBOR LOANS UNDER NRT FACILITY..............................................51

ARTICLE 7             INTEREST AND FEES.........................................................................51
           7.1        INTEREST RATES............................................................................51
           7.2        CALCULATION AND PAYMENT OF INTEREST.......................................................51
           7.3        GENERAL INTEREST RULES....................................................................52
           7.4        SELECTION OF INTEREST PERIODS.............................................................52
           7.5        ACCEPTANCE FEES...........................................................................53
           7.6        STANDBY FEES..............................................................................53
           7.7        LETTER FEES...............................................................................54
           7.8        APPLICABLE RATE ADJUSTMENT................................................................54

ARTICLE 8             RESERVE, CAPITAL, INDEMNITY AND TAX PROVISIONS............................................55
           8.1        CONDITIONS OF CREDIT......................................................................55
           8.2        CHANGE OF CIRCUMSTANCES...................................................................55
           8.3        FAILURE TO FUND AS A RESULT OF CHANGE OF CIRCUMSTANCES....................................56
           8.4        INDEMNITY RELATING TO CREDITS.............................................................57
           8.5        INDEMNITY FOR TRANSACTIONAL AND ENVIRONMENTAL LIABILITY...................................57
           8.6        PAYMENTS FREE AND CLEAR OF TAXES..........................................................59

ARTICLE 9             REPAYMENTS AND PREPAYMENTS................................................................65
           9.1        REPAYMENT OF RT FACILITY..................................................................65
           9.2        EXTENSION OF RT FACILITY MATURITY DATE....................................................65
           9.3        REPAYMENT OF NRT FACILITY.................................................................67
           9.4        VOLUNTARY PREPAYMENTS UNDER A CREDIT FACILITY.............................................68
           9.5        PREPAYMENT NOTICE.........................................................................68
           9.6        REIMBURSEMENT OR CONVERSION ON PRESENTATION OF LETTERS....................................69
           9.7        LETTERS SUBJECT TO AN ORDER...............................................................69
           9.8        CURRENCY OF REPAYMENT.....................................................................69
           9.9        REPAYMENTS OF CREDIT EXCESS...............................................................70

ARTICLE 10            REPRESENTATIONS AND WARRANTIES............................................................70
           10.1       REPRESENTATIONS AND WARRANTIES............................................................70
           10.2       SURVIVAL OF REPRESENTATIONS AND WARRANTIES................................................76

ARTICLE 11            COVENANTS.................................................................................76
           11.1       AFFIRMATIVE COVENANTS.....................................................................76
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                                TABLE OF CONTENTS
                                  (continued)
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                                                                                                              PAGE

           11.2       RESTRICTIVE COVENANTS.....................................................................89
           11.3       PERFORMANCE OF COVENANTS BY ADMINISTRATIVE AGENT..........................................93

ARTICLE 12            CONDITIONS PRECEDENT TO OBTAINING CREDIT..................................................93
           12.1       CONDITIONS PRECEDENT TO ALL CREDIT........................................................93
           12.2       CONDITIONS PRECEDENT TO EFFECTIVENESS OF AGREEMENT........................................94
           12.3       CONDITIONS PRECEDENT TO INITIAL EXTENSION OF CREDIT UNDER THE NRT FACILITY................96
           12.4       WAIVER....................................................................................97

ARTICLE 13            DEFAULT AND REMEDIES......................................................................97
           13.1       EVENTS OF DEFAULT.........................................................................97
           13.2       REFUND OF OVERPAYMENTS...................................................................100
           13.3       REMEDIES CUMULATIVE......................................................................101
           13.4       SET-OFF..................................................................................101

ARTICLE 14            THE ADMINISTRATIVE AGENT.................................................................101
           14.1       APPOINTMENT AND AUTHORIZATION OF ADMINISTRATIVE AGENT....................................101
           14.2       INTEREST HOLDERS.........................................................................102
           14.3       CONSULTATION WITH COUNSEL................................................................102
           14.4       DOCUMENTS................................................................................102
           14.5       ADMINISTRATIVE AGENT AS LENDER...........................................................102
           14.6       RESPONSIBILITY OF ADMINISTRATIVE AGENT...................................................102
           14.7       ACTION BY ADMINISTRATIVE AGENT...........................................................103
           14.8       NOTICE OF EVENTS OF DEFAULT..............................................................103
           14.9       RESPONSIBILITY DISCLAIMED................................................................103
           14.10      INDEMNIFICATION..........................................................................104
           14.11      CREDIT DECISION..........................................................................104
           14.12      SUCCESSOR ADMINISTRATIVE AGENT...........................................................104
           14.13      DELEGATION BY ADMINISTRATIVE AGENT.......................................................105
           14.14      WAIVERS AND AMENDMENTS...................................................................105
           14.15      DETERMINATION BY ADMINISTRATIVE AGENT CONCLUSIVE AND BINDING.............................106
           14.16      ADJUSTMENTS AMONG LENDERS AFTER ACCELERATION.............................................107
           14.17      REDISTRIBUTION OF PAYMENT................................................................107
           14.18      DISTRIBUTION OF NOTICES..................................................................108
           14.19      DETERMINATION OF EXPOSURES...............................................................108
           14.20      DECISION TO ENFORCE SECURITY.............................................................109
           14.21      ENFORCEMENT..............................................................................109
           14.22      APPLICATION OF CASH PROCEEDS OF REALIZATION..............................................109
           14.23      SECURITY DOCUMENTS.......................................................................110
           14.24      [INTENTIONALLY DELETED]..................................................................110
           14.25      SURVIVAL.................................................................................110
           14.26      DISCHARGE OF SECURITY....................................................................110

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                                TABLE OF CONTENTS
                                  (continued)
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ARTICLE 15            MISCELLANEOUS............................................................................111
           15.1       NOTICES..................................................................................111
           15.2       SEVERABILITY.............................................................................111
           15.3       COUNTERPARTS.............................................................................111
           15.4       SUCCESSORS AND ASSIGNS...................................................................111
           15.5       ASSIGNMENT...............................................................................111
           15.6       ENTIRE AGREEMENT.........................................................................113
           15.7       FURTHER ASSURANCES.......................................................................113
           15.8       JUDGMENT CURRENCY........................................................................114
           15.9       NOTICE OF REMEDIES.......................................................................114
           15.10      WAIVERS OF JURY TRIAL....................................................................115
           15.11      TITLES...................................................................................115
           15.12      USA PATRIOT ACT..........................................................................115

SCHEDULE A        LENDERS AND INDIVIDUAL COMMITMENTS

SCHEDULE B        COMPLIANCE CERTIFICATE

SCHEDULE C        FORM OF ASSIGNMENT

SCHEDULE D        PRINCIPAL PLACE OF BUSINESS

SCHEDULE E        FORM OF DRAWDOWN NOTICE

SCHEDULE F        FORM OF ROLLOVER NOTICE

SCHEDULE G        FORM OF CONVERSION NOTICE

SCHEDULE H        CORPORATE STRUCTURE

SCHEDULE I        REIMBURSEMENT INSTRUMENT

SCHEDULE J        APPLICABLE RATES

SCHEDULE K        SECURITY DOCUMENTS

SCHEDULE L        [INTENTIONALLY DELETED]

SCHEDULE M        RT BORROWER INSTRUMENT OF ADHESION

                                TABLE OF CONTENTS
                                  (continued)
                                                                            PAGE

SCHEDULE N        LOCATION OF TANGIBLE PERSONAL PROPERTY

SCHEDULE O        PERMITTED ASSET DISPOSITIONS

SCHEDULE P        MATERIAL CONTRACTS

SCHEDULE Q        CAPITAL OF PLEDGED SUBSIDIARIES

SCHEDULE R        AUTHORIZATION AND DIRECTION TO ELIGIBLE GOLD PURCHASER

        SECOND AMENDED AND RESTATED CREDIT AGREEMENT dated as of August 18, 2006 among Kinross Gold Corporation, a corporation amalgamated under the laws of the Province of Ontario ("KINROSS CANADA" or "KGC"), Kinross Gold U.S.A., Inc., a corporation incorporated under the laws of the State of Nevada ("KINROSS U.S.A." or "KG USA"), Fairbanks Gold Mining, Inc., a corporation incorporated under the laws of the State of Delaware ("FAIRBANKS U.S."), Round Mountain Gold Corporation, a corporation incorporated under the laws of the State of Delaware ("ROUND MOUNTAIN or "RMGC"") and Rio Paracatu Mineracao S.A., a corporation amalgamated under the laws of Brazil (the "NRT BORROWER") (collectively, the "BORROWERS"), the lending institutions from time to time parties hereto as Lenders (each a "LENDER" and, collectively, the "LENDERS") and The Bank of Nova Scotia, as Administrative Agent.

        WHEREAS, pursuant to an amended and restated credit agreement made as of April 8, 2005 between the RT Borrowers, the Administrative Agent and the RT Lenders (the "EXISTING CREDIT AGREEMENT"), the RT Lenders established the Credit Facility (for the purpose of this recital only, as defined in the Existing Credit Agreement);

        AND WHEREAS the parties hereto wish to amend and restate the Existing Credit Agreement as follows:

        NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

                                   ARTICLE 1
                                 INTERPRETATION
1.1     DEFINED TERMS

        The following defined terms shall for all purposes of this agreement, or any amendment, substitution, supplement, replacement or addition hereto, have the following respective meanings unless the context otherwise specifies or requires or unless otherwise defined herein:

        "ACQUISITION" means:

        (a) if the acquisition is a share purchase, Kinross Canada shall Control the entity being acquired immediately following the completion of such acquisition; or

        (b) if the acquisition is an asset purchase, all or substantially all of the assets of the vendor (or of a division or unit of the vendor) are being acquired.

        "ADDITIONAL RT BORROWER" means an Additional Canadian RT Borrower or an Additional RT U.S. Borrower.

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                                      - 2 -

        "ADDITIONAL CANADIAN RT BORROWER" means any direct or indirect wholly-owned Subsidiary of Kinross Canada which (i) is incorporated, continued, amalgamated or otherwise created in accordance with and continues to be governed by the laws of Canada or any province thereof,
        (ii) is domiciled in Canada and (iii) has become a Borrower hereunder pursuant to Section 11.1(aa).

        "ADDITIONAL GUARANTOR" means any direct or indirect Subsidiary of Kinross Canada (other than the Borrowers and the Non-Guaranteeing Subsidiaries) which has become a Guarantor pursuant to Section 11.1(z).

        "ADDITIONAL U.S. RT BORROWER" means any direct or indirect wholly-owned Subsidiary of Kinross Canada which (i) is incorporated, continued, organized or otherwise created in accordance with and continues to be governed by the laws of a state of the United States, (ii) is domiciled in the United States and (iii) has become a Borrower hereunder pursuant to Section 11.1(aa).

        "ADMINISTRATIVE AGENT" means The Bank of Nova Scotia, in its capacity as administrative agent of the Lenders, and any successor thereto pursuant to Section 14.12.

        "AFFILIATE" means an affiliated body corporate and, for the purposes of this agreement, (i) one body corporate is affiliated with another body corporate if one such body corporate is the Subsidiary of the other or both are Subsidiaries of the same body corporate or each of them is Controlled by the same Person and (ii) if two bodies corporate are affiliated with the same body corporate at the same time, they are deemed to be affiliated with each other; for greater certainty for the purposes of this definition, "body corporate" shall include a Canadian chartered bank.

        "ALTERNATE BASE RATE CANADA" means, at any particular time, the variable rate of interest per annum, calculated on the basis of a year of 365 or 366 days, as the case may be, which is equal to the greater of (a) the Base Rate Canada at such time and (b) the aggregate of (i) the Federal Funds Effective Rate at such time and (ii) 1/2 of 1% per annum.

        "ALTERNATE BASE RATE NEW YORK" means, at any particular time, the variable rate of interest per annum, calculated on the basis of a 360-day year, which is equal to the greater of (a) the Base Rate New York at such time and (b) the aggregate of (i) the Federal Funds Effective Rate at such time and (ii) 1/2 of 1% per annum.

        "APPLICABLE RATE" means, for a particular Fiscal Quarter, the rate per annum used to determine the interest rate on various types of Loans, the rate used to calculate acceptance fees pursuant to Section 7.5, the rate used to calculate standby fees pursuant to Section 7.6 or the rate used to calculate Letter issuance fees pursuant to Section 7.7 by reference to the range in which the Leverage Ratio for the second immediately preceding Fiscal Quarter falls as set forth in Schedule J hereto, provided that (i) changes in the Applicable Rate shall be effective as set forth in Section 7.8, (ii) changes in the Applicable Rate shall apply, as at the effective dates of such changes, to Bankers' Acceptances, BA Rate Loans, LIBOR Loans and Letters outstanding on such dates, but only for those portions of applicable terms or Interest Periods, as the case may be, falling within those times during which the changes in the Applicable Rate are effective, as provided above. The Applicable Rate for the Fiscal Quarter commencing July 1, 2006 shall be determined based upon the Leverage Ratio using the Net Indebtedness as at March 31, 2006 and Rolling OCF for the Fiscal Quarter ending March 31, 2006. The Applicable Rate for each subsequent Fiscal Quarter shall be determined based upon the Leverage Ratio using Net Indebtedness and Rolling OCF having a similar two Fiscal Quarter lag.

        "AVAILABLE CREDIT" means, at any particular time and with respect to a particular Credit Facility, the amount, if any, by which the amount of such Credit Facility at such time exceeds the amount of credit outstanding under such Credit Facility at such time.

        "BA DISCOUNTED PROCEEDS" means, in respect of any Bankers' Acceptances to be accepted by a Canadian RT Lender on any day, an amount (rounded to the nearest whole cent and with one-half of one cent being rounded up) calculated on such day by multiplying:

        (a)     the aggregate face amount of such Bankers' Acceptances; by

        (b) the amount determined by dividing one by the sum of one plus the product of:

                (i) the BA Rate which is applicable to such Bankers' Acceptance (expressed as a decimal); and

                (ii) a fraction, the numerator of which is the number of days remaining in the term of such Bankers' Acceptances and the denominator of which is 365;

                with the amount as so determined being rounded up or down to the fifth decimal place and .000005 being rounded up.

        "BA PROCEEDS" means, with respect to a particular Bankers' Acceptance, the BA Discounted Proceeds with respect thereto less the aggregate amount of the acceptance fees in respect of such Bankers' Acceptance calculated in accordance with Section 7.5.

        "BA RATE" means:

        (a) with respect to an issue of Bankers' Acceptances with the same maturity date to be accepted by a Schedule I RT Lender hereunder, the discount rate per annum, calculated on the basis of a year of 365 days, (i) equal to, as determined by the Administrative Agent, the arithmetic average

                (rounded upwards to the nearest multiple of 0.01%) of the discount rates that appear on the Reuters Screen CDOR Page at or about 10:00 a.m. (Toronto time) on the date of issue and acceptance of such Bankers' Acceptances, for bankers' acceptances having a comparable face value and an identical maturity date to the face value and maturity date of such issue of Bankers' Acceptances or (ii) if such Page does not appear, the discount rate per annum, calculated on the basis of a year of 365 days, determined by the Administrative Agent as being the arithmetic average (rounded upwards to the nearest multiple of 0.01%) of the discount rates of the Schedule I Reference RT Lenders determined in accordance with their normal practices at or about 10:00 a.m. (Toronto time) on the date of issue and acceptance of such Bankers' Acceptances, for bankers' acceptances having a comparable face value and an identical maturity date to the face value and maturity date of such issue of Bankers' Acceptances; and

        (b) with respect to an issue of Bankers' Acceptances with the same maturity date to be accepted by a Schedule II RT Lender or a
                Schedule III RT Lender hereunder, the lesser of (i) the discount rate per annum, calculated on the basis of a year of 365 days, determined by the Administrative Agent as being the arithmetic average (rounded upwards to the nearest multiple of 0.01%) of the discount rates of the Schedule II and III Reference RT Lenders determined in accordance with their normal practices at or about 10:00 a.m. (Toronto time) on the date of issue and acceptance of such Bankers' Acceptances, for bankers' acceptances having a comparable face value and an identical maturity date to the face value and maturity date of such issue of Bankers' Acceptances and (ii) the BA Rate with respect to an issue of Bankers' Acceptances with the same maturity date to be accepted by a Schedule I RT Lender hereunder plus 0.1% per annum.

        "BA RATE LOAN" shall have the meaning ascribed thereto in Section 3.5.

        "BANKERS' ACCEPTANCE" means a bill of exchange subject to the BILLS OF EXCHANGE ACT (Canada) or a depository bill subject to the DEPOSITORY BILLS AND NOTES ACT (Canada) (a) drawn by a Canadian RT Borrower and accepted by a Canadian RT Lender, (b) denominated in Canadian dollars,
        (c) having a term to maturity of 30 to 180 days (subject to availability and the right of the Administrative Agent, in its discretion, to restrict the term or maturity dates applicable to Bankers' Acceptances),
        (d) issued and payable only in Canada and (e) having a face amount of not less than Cdn. $1,000,000 or an integral multiple of Cdn. $1,000 in excess thereof.

        "BANKING DAY" means (x) any day, other than Saturday and Sunday, on which banks generally are open for business in Montreal, Quebec, Toronto, Ontario, New York, New York, Houston, Texas and Atlanta, Georgia, (y) when used in respect of LIBOR Loans, means any such day which is also a day on which banks generally are open for business in London, England and on which transactions can be carried on in the London interbank market and (z) when used in respect of LIBOR Loans under the NRT Facility, means any such day referred to in clause (y) which is also a day on which banks are generally open for business in Brazilia, Brazil.

        "BASE RATE CANADA" means the variable rate of interest per annum determined by the Administrative Agent from time to time as its base rate for United States dollar loans made by the Administrative Agent in Canada from time to time, being a variable per annum reference rate of interest adjusted automatically upon change by the Administrative Agent, calculated on the basis of a year of 365 or 366 days, as the case may be.

        "BASE RATE CANADA LOAN" means monies lent by the Canadian RT Lenders to a Canadian RT Borrower hereunder in United States dollars and upon which interest accrues at a rate referable to the Alternate Base Rate Canada.

        "BASE RATE NEW YORK" means the variable rate of interest per annum determined by the Administrative Agent from time to time as its base rate for United States dollar loans made by the Administrative Agent in the United States from time to time, being a variable per annum reference rate of interest adjusted automatically upon change by the Administrative Agent, calculated on the basis of a year of 360 days.

        "BASE RATE NEW YORK LOAN" means monies lent by the U.S. RT Lenders to a U.S. RT Borrower and upon which interest accrues at a rate referable to the Alternate Base Rate New York.

        "BORROWER GUARANTEES" means the one or more guarantees to be entered into by the Borrowers in favour of the Administrative Agent, in form and substance satisfactory to the Administrative Agent and as the same may be amended, modified, supplemented or replaced from time to time, and pursuant to which (i) each RT Borrower shall guarantee all of the Secured Obligations of each other RT Borrower to the extent they relate to the Secured Risk Management Agreements of such other RT Borrowers,
        (ii) the NRT Borrower shall guarantee all of the Secured Obligations of the RT Borrowers and (iii) each RT Borrower shall guarantee all of the Secured Obligations of the NRT Borrower.

        "BORROWERS" means the RT Borrowers and the NRT Borrower and "BORROWER" means any of the Borrowers.

        "BRANCH OF ACCOUNT" means the Canadian Branch of Account in the case of a Canadian RT Borrower and the NRT Borrower or the U.S. Branch of Account in the case of a U.S. Borrower.

        "BUCKHORN PROPERTIES" means the properties with respect to the Buckhorn Mountain Project, located on approximately 2,000 acres, 24 miles east of Oroville, Washington.

        "CANADIAN RT BORROWERS" means Kinross Canada and each Additional Canadian RT Borrower and "CANADIAN RT BORROWER" means any of the Canadian Borrowers.

        "CANADIAN BRANCH OF ACCOUNT" means the Toronto main branch of the Administrative Agent located at Scotia Plaza, 44 King Street West, Toronto, Ontario, or such other branch of the Administrative Agent located in Canada as Kinross Canada and the Administrative Agent may agree upon.

        "CANADIAN DOLLAR EQUIVALENT" means the relevant Exchange Equivalent in Canadian dollars of any amount of United States dollars.

        "CANADIAN RT LENDERS" means the financial institutions set out and described as such in Schedule A as amended from time to time.

        "CAPITAL LEASE", as applied to any Person, shall mean any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with generally accepted accounting principles, is, or is required to be, accounted for as a finance lease obligation on the balance sheet of that Person.

        "CASH" means cash and Cash Equivalents of Kinross Canada determined on a consolidated basis.

        "CASH BALANCE" means, at any particular time, the aggregate amount of all Cash at such time.

        "CASH EQUIVALENTS" means (i) securities issued or directly and fully guaranteed or insured by the United States or Canadian government or any agency or instrumentality thereof with maturities of 12 months or less from the date of acquisition, (ii) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank incorporated in the United States or Canada having capital and surplus in excess of $500,000,000, (iii) repurchase obligations for underlying securities of the types described in clauses
        (i) and (ii) entered into with any financial institution meeting the qualifications specified in clause (ii) above, (iv) commercial paper rated A-1 or the equivalent thereof by Moody's or S&P and in each case maturing within one year after the date of acquisition, (v) investment funds investing at least 95% of their assets in securities of the types described in clauses (i) to (iv) above and (vi) readily marketable direct obligations issued by any state of the United States or province of Canada or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody's, S&P or Dominion Bond Rating Service with maturities of 24 months or less from the date of acquisition.

        "CASH FLOW FROM OPERATING ACTIVITIES" means, for any particular Fiscal Quarter, cash flow provided from operating activities of Kinross Canada, calculated on a consolidated basis and in accordance with generally accepted accounting principles, as shown on the statement of cashflows, after adjustments for working capital.

        "CASH PROCEEDS OF REALIZATION" means the aggregate of (i) all Proceeds of Realization in the form of cash and (ii) all cash proceeds of the sale or disposition of non-cash Proceeds of Realization, in each case expressed in U.S. dollars.

        "CAYMAN PI" or "CAYMAN PARTICIPACOES" means Cayman Participacoes Inc., a corporation incorporated under the laws of the Cayman Islands.

        "CERCLA" means the COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION AND LIABILITY ACT of 1980 of the United States, as amended by the SUPERFUND AMENDMENTS AND REAUTHORIZATION ACT and as further amended from time to time, and any successor statute and including all regulations issued under all such statutes.

        "CODE" means the INTERNAL REVENUE CODE of 1986 of the United States, as amended from time to time, and any successor statute and including all regulations issued under all such statutes.

        "COMEX" means the New York Mercantile Exchange.

        "COMPANIES" means, without duplication, the Obligors and the Material Subsidiaries.

        "CONTAMINANT" means any contaminant, as defined by the EPA.

        "CONTROL" means, with respect to control of a body corporate by a Person, the holding (other than by way of security only) by or for the benefit of that Person, or Affiliates of that Person of securities of such body corporate or the right to vote or direct the voting of securities of such body corporate to which, in the aggregate, are attached more than 50% of the votes that may be cast to elect directors of the body corporate, provided that the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate, and "CONTROLLED" shall have a similar meaning.

        "CONVERSION NOTICE" shall have the meaning ascribed thereto in Section 6.4.

        "CREDIT DOCUMENTS" means this agreement, the Guarantees, the Borrower Guarantees, the Security Documents, the Environmental Indemnity Agreement, the Fee Letter, each RT Borrower Instrument of Adhesion and all instruments and agreements executed and delivered by the Obligors in favour of the Finance Parties from time to time in connection with this agreement or any other Credit Document, but specifically excluding Secured Risk Management Agreements.

        "CREDIT EXCESS" means, as at a particular date and with respect to a particular Credit Facility, the amount, if any, by which the aggregate amount of credit outstanding under such Credit Facility as at the close of business on such date exceeds the Total Commitment Amount in respect of such Credit Facility as at the close of business on such date.

        "CREDIT FACILITIES" means the RT Facility and the NRT Facility and "CREDIT FACILITY" means either of the Credit Facilities.

        "CROWN" means the Subsidiary of Kinross Canada that will own the Buckhorn Properties which are located in the State of Washington and are currently owned by Crown Resources Inc.

        "DECLINING RT LENDERS" shall have the meaning ascribed thereto in
        Section 9.2(b)(i).

        "DEFAULT" means any event which is or which, with the passage of time, the giving of notice or both, would be an Event of Default.

        "DESIGNATED ACCOUNT" means, with respect to transactions in a particular currency for a particular Borrower, the account of such Borrower maintained by the Administrative Agent at the relevant Branch of Account for the purposes of transactions in such currency under this agreement.

        "DISTRIBUTION" means:

        (a) the declaration, payment or setting aside for payment of any dividend or other distribution on or in respect of any shares in the capital of a Company, other than a dividend declared, paid or set aside for payment by Kinross Canada which is payable in shares of Kinross Canada;

        (b) the redemption, retraction, purchase, retirement or other acquisition, in whole or in part, of any shares in the capital of a Company or any securities, instruments or contractual rights capable of being converted into, exchanged or exercised for shares in the capital of a Company, including, without limitation, options, warrants, conversion or exchange privileges and similar rights; and

        (c) the payment of interest or the repayment of principal with respect to any Indebtedness of a Company which is subordinated to the Secured Obligations.

        "$" denotes Canadian dollars or U.S. dollars as the context may permit.

        "DRAFT" means any draft, bill of exchange, receipt, acceptance, demand or other request for payment drawn or issued under or in respect of a Letter.

        "DRAWDOWN NOTICE" shall have the meaning ascribed thereto in Section
        4.1.

        "EB INC." means Echo Bay Inc., a corporation incorporated under the laws of the State of Delaware.

        "EB MINES" or "EBML" means Echo Bay Mines Ltd., a corporation incorporated under the laws of Canada.

        "ELIGIBLE GOLD PURCHASERS" means any Lender or any of its Affiliates or any of Mitsui & Co. Precious Metals Inc., HSBC Bank USA, N.A. or JP Morgan Chase Bank, N.A. provided same has executed and delivered a Gold Proceeds Authorization, a copy of which has been provided to the Administrative Agent, or any other Person approved by the Lenders as an Eligible Gold Purchaser, again provided same has executed and delivered a Gold Proceeds Authorization, a copy of which has been delivered to the Administrative Agent .

        "ENVIRONMENTAL INDEMNITY AGREEMENT" means the indemnity agreement to be entered into by the Borrowers and Melba Creek in favour of the Administrative Agent for the benefit of the Finance Parties, in form and substance satisfactory to the Administrative Agent and as the same may be amended, modified, supplemented or replaced from time to time.

        "ENVIRONMENTAL LAWS" means all applicable federal, state, provincial or local statutes, laws, ordinances, codes, rules, regulations, decrees and orders regulating, relating to or imposing liability or standards of conduct concerning public health or protection of the environment (including, without limitation, CERCLA, EPA and the SURFACE MINING CONTROL AND RECLAMATION ACT of 1977, as amended).

        "EPA" means the ENVIRONMENTAL PROTECTION ACT (Ontario), as amended from time to time, and any successor statute.

        "EQUITY" means, at any particular time, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated balance sheet of Kinross Canada at such time as shareholders' equity of Kinross Canada.

        "ERISA" means the EMPLOYEE RETIREMENT INCOME SECURITY ACT of 1974 of the United States, as amended from time to time, and any successor statute and including all regulations issued under all such statutes.

        "ERISA AFFILIATE" shall mean any trade or business (whether or not incorporated) that is a member of a group of which any Borrower is a member and which group is treated as a single employer under Section 414(b) or (c) of the Code or Section 4001 of ERISA.

        "ERISA COMPANIES" means the Borrowers and the ERISA Affiliates and "ERISA COMPANY" means any of the ERISA Companies.

        "EVENT OF DEFAULT" means any one of the events set forth in Section
        13.1.

        "EXCHANGE EQUIVALENT" means, (A) for the purposes of Sections 3.7(c) or 3.7(d), 6.1, 6.2 and 6.3, as of any particular time on any date, with reference to any amount (the "ORIGINAL AMOUNT") expressed in a particular currency (the "ORIGINAL

        CURRENCY"), the amount expressed in another currency which would be required to buy the original amount of the original currency using the quoted spot rates at which the principal office in Toronto of the Administrative Agent offers to provide such other currency in exchange for such original currency at such time on such date; or (B) otherwise for the purposes of this agreement, as of any particular date, with reference to any amount (the "ORIGINAL AMOUNT") expressed in a particular currency (the "ORIGINAL CURRENCY"), the amount expressed in another currency which would be required to buy the original amount of the original currency using the quoted spot rates at which the principal office in Toronto of the Administrative Agent offers to provide such other currency in exchange for such original currency at 12:00 noon (Toronto time) on such date.

        "EXPOSURE" means, with respect to a particular Finance Party at a particular time, the amount of the Secured Obligations owing to such Finance Party at such time, determined by such Finance Party in good faith in accordance with Section 14.19.

        "FEDERAL FUNDS EFFECTIVE RATE" means, for any particular day, the variable rate of interest per annum, calculated on the basis of a year of 360 days and for the actual number of days elapsed, equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by Federal Funds brokers as published for such day (or, if such day is not a Banking Day, for the next preceding Banking Day) by the Federal Reserve Bank of New York or, for any Banking Day on which such rate is not so published by the Federal Reserve Bank of New York, the average of the quotations for such day for such transactions received by the Administrative Agent from three Federal Funds brokers of recognized standing selected by the Administrative Agent.

        "FEE LETTER" means the fee letter dated August 18, 2006 between the Administrative Agent and the Borrowers, as the same may be amended, modified, supplemented or replaced from time to time.

        "FINANCE DOCUMENTS" means the Credit Documents and the Secured Risk Management Agreements.

        "FINANCE PARTIES" means the Administrative Agent, the Lenders and the Qualified Risk Management Lenders.

        "FISCAL QUARTER" means any of the three-month periods ending on the last day of March, June, September and December in each Fiscal Year.

        "FISCAL YEAR" means the twelve-month period ending on the last day of December in each year.

        "FORT KNOX DEPOSIT" means the real property owned by Fairbanks U.S. and Melba Creek and described as such in Schedule O of the Existing Credit

        Agreement, together with all buildings and structures therein and appurtenances thereto.

        "FORT KNOX MINE" means the gold mine located in central Alaska, 22 miles north of Fairbanks and, for certainty, includes the Fort Knox Deposit, True North Deposit and Ryan Lode Deposit.

        "F.R.S. BOARD" means the Board of Governors of the Federal Reserve System of the United States or any successor thereto.

        "GENERALLY ACCEPTED ACCOUNTING PRINCIPLES" means generally accepted accounting principles in effect in Canada from time to time consistently applied, as recommended by the Handbook of the Canadian Institute of Chartered Accountants.

        "GOLD EQUIVALENT" means the gold ounces plus the gold equivalent of silver ounces, with silver ounces converted to gold ounces based upon the spot gold and silver prices at the time of such conversion.

        "GOLD PROCEEDS ACCOUNT" means the account of the NRT Borrower maintained with the Administrative Agent at the Canadian Branch of Account into which the proceeds of sales of gold by the NRT Borrower to Eligible Gold Purchasers are to be deposited.

        "GOLD PROCEEDS AUTHORIZATION" means an irrevocable authorization and direction from the NRT Borrower to an Eligible Gold Purchaser and acknowledged by such Eligible Gold Purchaser, substantially in the form attached hereto as Schedule R and pursuant to which the NRT Borrower irrevocably authorizes and directs such Eligible Gold Purchaser to pay all of the proceeds of any sale of gold by the NRT Borrower to such Eligible Gold Purchaser directly to the Gold Proceeds Account.

        "GREEK, RUSSIAN AND ZIMBABWIAN SUBSIDIARIES" means (i) TVX Hellas A.E., Kinam Magadan Gold Corporation and Kinross Holdings Zimbabwe Limited (the "Original Greek, Russian and Zimbabwian Subsidiaries"); and (ii) the existing and any future Subsidiaries of any of the Original Greek, Russian and Zimbabwian Subsidiaries.

        "GUARANTEES" means the one or more guarantees to be entered into by the Guarantors in favour of the Administrative Agent for the benefit of the Finance Parties, each in form and substance satisfactory to the Administrative Agent, and pursuant to which each Guarantor shall guarantee all of the Secured Obligations of one or more of the Borrowers, as the same may be amended, modified, supplemented or replaced from time to time.

        "GUARANTEE OBLIGATION" of any Person (the "guaranteeing person") means any obligation of (a) the guaranteeing person or (b) another Person (including, without limitation, any bank under any letter of credit) to induce the creation of which the guaranteeing person has issued a reimbursement, counterindemnity or similar obligation, in either case guaranteeing or in effect guaranteeing any Indebtedness, leases, dividends or other obligations (the "primary obligations") of any other third Person (the "primary obligor") in any manner, whether directly or indirectly, including, without limitation, any obligation of the guaranteeing person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (1) for the purchase or payment of any such primary obligation or (2) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (iv) otherwise to assure or hold harmless the owner of any such primary obligation against loss in respect thereof; provided, however, that the term Guarantee Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business. The amount of any Guarantee Obligation of any guaranteeing person shall be deemed to be the lower of (a) an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee Obligation is made and (b) the maximum amount for which such guaranteeing person may be liable pursuant to the terms of the instrument embodying such Guarantee Obligation, unless such primary obligation and the maximum amount for which such guaranteeing person may be liable are not stated or determinable, in which case the amount of such Guarantee Obligation shall be such guaranteeing person's maximum reasonably anticipated liability in respect thereof as determined by Kinross Canada in good faith.

        "GUARANTORS" means Crown (subject to Section 11.1(bb)), Kinam Canada, Kinam Gold, Melba Creek, EB Inc., TVX Cayman, Kinross Americas Holdings, Miicre, Kinam Refugio, Kinross Brazil and each Additional Guarantor and "GUARANTOR" means any of the Guarantors.

        "HAZARDOUS MATERIALS" means:

        (a)     any "hazardous substance", as defined by CERCLA;

        (b) any "hazardous waste", as defined by the Resource Conservation and Recovery Act of the United States, as amended from time to time, or any successor statute;

        (c) any petroleum product, asbestos, polychlorinated biphenyl (PCB), natural gas, natural gas liquids, liquified natural gas or synthetic gas usable for fuel;

        (d) any material defined as "hazardous waste" pursuant to 40 Code of Federal Regulations Part 261 or any "hazardous chemical" as defined pursuant to 29 Code of Federal Regulations Part 1910; or

        (e) any pollutant or contaminant or hazardous or toxic chemical, material or substance within the meaning of any applicable federal, state, provincial or local law, regulation, ordinance or requirement (including consent decrees and administrative orders) relating to or imposing liability or standards of conduct concerning any hazardous or toxic waste, substance or material or concerning the environment or public health, all as in effect on the applicable date.

        "HEDGING AGREEMENT" means any Risk Management Agreement which constitutes any gold, silver or commodity hedging transaction, spot or forward foreign exchange transaction, interest rate swap transaction, currency swap transaction, forward rate transaction, rate cap transaction, rate floor transaction, rate collar transaction, and any other exchange or rate protection transaction, any combination of such transactions or any option with respect to any such transaction entered into by any Borrower.

        "IGM" means International Gold Mining, a corporation incorporated under the laws of the Cayman Islands.

        "INDEBTEDNESS" of any Person means, without duplication, (i) indebtedness of such Person for borrowed money or bullion or for the deferred purchase price of property and services, other than trade payables incurred in the ordinary course of business and payable in accordance with customary practices, (ii) other indebtedness of such Person which is evidenced by a note, bond, debenture or similar instrument, (iii) obligations of such Person under any Capital Lease
        (iv) contingent obligations of such Person in respect of any letter of credit, bank guarantee or surety bond, (v) to the extent accelerated, obligations of any Person under any gold, silver or commodity hedging transaction, spot or forward foreign exchange transaction, interest rate swap transaction, currency swap transaction, forward rate transaction, rate cap transaction, rate floor transaction, rate collar transaction, any other exchange or rate protection, any combination of such transactions or any option with respect to any such transaction, and
        (vi) the contingent obligations of such Person under any guarantee or other agreement assuring payment of any obligations of any Person of the type described in the foregoing clauses (i) to (v).

        "INDIVIDUAL COMMITMENT" means, with respect to a particular Lender and a particular Credit Facility, the amount set forth in Schedule A attached hereto, as reduced or amended from time to time pursuant to, as applicable, Sections 2.2, 2.3, 8.3, 9.1 and 9.2 (as concerns the RT Facility), 9.3 and 9.4 (as concerns the NRT Facility) and 15.5 as the individual commitment of such Lender with respect to such Credit Facility, provided that, upon the termination of such Credit Facility pursuant to Section 2.4, the Individual Commitment of each Lender with respect to such Credit Facility shall thereafter be equal to the Individual Commitment of such Lender under such Credit Facility immediately prior to the termination of the Credit Facility.

        "INITIAL CREDIT AGREEMENT" means the credit agreement made as of February 1, 2003 between the RT Borrowers, the Administrative Agent and the RT Lenders pursuant to which the RT Lenders established the Credit Facility (for the purpose of this definition only, as defined in the Initial Credit Agreement).

        "INTEREST COVERAGE RATIO" means, for any Fiscal Quarter, the ratio of
        (i) Rolling OCF for such Fiscal Quarter to (ii) Rolling Interest Expenses for such Fiscal Quarter.

        "INTEREST EXPENSES" means, for any particular period, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated income statement of Kinross Canada for such period as gross interest expenses (including, for greater certainty, issuance fees with respect to letters of credit and stamping fees with respect to bankers' acceptances).

        "INTEREST PERIOD" means, in the case of any LIBOR Loan, the applicable period for which interest on such LIBOR Loan shall be calculated pursuant to Article 7.

        "INVESTMENT" shall mean any advance, loan, extension of credit or capital contribution to, purchase of Shares, bonds, notes, debentures or other securities of, or any other investment made in, any Person but shall exclude any Acquisition, any acquisition of tangible personal property and any capital or exploration expenditures. The amount of any Investment shall be the original principal or capital amount thereof less all returns of principal or equity, or distributions or dividends paid, thereon and shall, if made by the transfer or exchange of property other than cash, be deemed to have been made in an original principal or capital amount equal to the fair value of such property at the time of such Investment, as determined in good faith by Kinross Canada.

        "INVESTMENT ACCOUNT" means, with respect to a particular Obligor, any bank account or investment account now or hereafter maintained by such Obligor with the Administrative Agent or any other financial institution and provided that:

        (a) such Obligor has pledged with the Administrative Agent and granted to the Administrative Agent a security interest in all of its Investment Account Collateral pursuant to a pledge agreement, in form and substance satisfactory to all of the Lenders, as continuing collateral security for the Secured Obligations of such Obligor; and

        (b) if such account is maintained with a financial institution other than the Administrative Agent, such Obligor shall have provided to the Administrative Agent, in form and substance satisfactory to the Administrative Agent, an instrument of such financial institution (i) acknowledging that a security interest in the Investment Account Collateral has been granted to the Administrative Agent and confirming that no such security interest has been granted to such financial institution, (ii) agreeing not to exercise any right of set off against such account,

                (iii) agreeing to provide the Administrative Agent, upon request, with information as to the amount on deposit in such accounts and any investments thereof, (iv) agreeing not to permit withdrawals from such account if so notified by the Administrative Agent and (v) agreeing to deliver up the Investment Account Collateral to the Administrative Agent upon notice from the Administrative Agent that the security therein is enforceable.

        "INVESTMENT ACCOUNT COLLATERAL" means, with respect to a particular Obligor, all cash (in the form of Canadian dollars or United States dollars) and Permitted Portfolio Investments on deposit from time to time in all Investment Accounts of such Obligor.

        "ISSUING RT LENDER" means The Bank of Nova Scotia or any other RT Lender selected by the Administrative Agent and acceptable to the RT Borrowers who assumes in writing the obligation of issuing Letters under the RT Facility on behalf of the RT Lenders.

        "KINAM CANADA" or "KINAM BC" means Kinam (B.C.) Ltd., a corporation continued under the Province of Ontario.

        "KINAM GOLD" means Kinam Gold Inc., a corporation incorporated under the laws of the State of Nevada.

        "KINAM REFUGIO" means Kinam Refugio Inc., a corporation incorporated under the laws of the State of Delaware.

        "KINROSS AMERICAS" or "TVX NEWMONT" means Kinross Americas (Cayman) Inc. (formerly, TVX Newmont Americas (Cayman) Inc.), a corporation incorporated under the laws of the Cayman Islands.

        "KINROSS AMERICAS HOLDINGS" or "TVX NEWMONT HOLDINGS" means Kinross Americas (Cayman) Holdings Inc. (formerly, TVX Newmont Americas (Cayman) Holdings Inc.), a corporation incorporated under the laws of the Cayman Islands.

        "KINROSS BRAZIL" means Kinross Participacoes Ltda., a corporation incorporated under the laws of Brazil and formerly known as TVX Participacoes Ltda.

        "LENDERS" means, collectively, the RT Lenders and the NRT Lenders and "LENDER" means any of the Lenders.

        "LETTERS" means:

        (a) standby letters of credit or letters of guarantee issued by the Issuing RT Lender (i) at the request, and on the credit, of a Canadian RT Borrower and (ii) on behalf of such Canadian RT Borrower and, if applicable, a Subsidiary of such Canadian RT Borrower, each being denominated in Canadian dollars or United States dollars, having a term of not more than one year, being renewable in the sole discretion of the Issuing RT Lender, being issued to a named beneficiary acceptable to the Issuing RT Lender and being otherwise in a form satisfactory to the Issuing RT Lender; and

        (b) standby letters of credit issued by the Issuing RT Lender (i) at the request, and on the credit, of a U.S. RT Borrower and (ii) on behalf of such U.S. Borrower and, if applicable, a Subsidiary of such U.S. RT Borrower, each being denominated in United States dollars, having a term of not more than one year, being renewable in the sole discretion of the Issuing RT Lender, being issued to a named beneficiary acceptable to the Issuing RT Lender and being otherwise in a form satisfactory to the Issuing RT Lender.

        "LEVERAGE RATIO" means, for any Fiscal Quarter, the ratio of (i) Net Indebtedness at the last day of such Fiscal Quarter to (ii) Rolling OCF for such Fiscal Quarter.

        "LIBOR LOAN" means, as applicable, monies lent by the Canadian RT Lenders or the NRT Lenders to a Canadian RT Borrower or the NRT Borrower, as the case may be, in United States dollars and upon which interest accrues at a rate referable to LIBOR or monies lent by the U.S. RT Lenders to a U.S. RT Borrower in United States dollars and upon which interest accrues at a rate referable to LIBOR (Reserve Adjusted).

        "LIBOR" means the rate of interest per annum, calculated on the basis of a year of 360 days, determined by the Administrative Agent for a particular Interest Period to be the rate of interest per annum that appears as such on the Telerate Screen Page 3750 at 11:00 a.m. (London time) on the second Banking Day prior to the commencement of such Interest Period.

        "LIBOR (RESERVE ADJUSTED)" means, for a particular Interest Period, the rate per annum, calculated on the basis of a year of 360 days, determined pursuant to the following formula (and rounded up to the nearest 1/16 of 1%):

             LIBOR (Reserve Adjusted)  =       LIBOR for such Interest Period
                                             -----------------------------------
                                              1 - LIBOR Reserve Percentage for
                                                  such Interest Period

        LIBOR (Reserve Adjusted) for any Interest Period for LIBOR Loans will be determined by the Administrative Agent on the basis of the LIBOR Reserve Percentage in effect on, and the applicable rates furnished to and received by the Administrative Agent, two Banking Days before the first day of such Interest Period.

        "LIBOR RESERVE PERCENTAGE" means, for a particular Interest Period, the reserve percentage (expressed as a decimal) equal to the maximum aggregate reserve requirements (including all basic, emergency, supplemental, marginal and other reserves and taking into account any transitional adjustments or other scheduled changes in reserve requirements) specified under regulations issued from time to time by the F.R.S. Board and then applicable to assets or liabilities consisting of and including "Eurocurrency Liabilities", as currently defined in Regulation D of the F.R.S. Board, having a term approximately equal or comparable to such Interest Period.

        "LIEN" means any deed of trust, mortgage, charge, hypothec, assignment, pledge, lien, vendor's privilege, vendor's right of reclamation or other security interest or encumbrance of whatever kind or nature, regardless of form and whether consensual or arising by law (statutory or otherwise), that secures the payment of any indebtedness or liability or the observance or performance of any obligation (including any agreement to give any of the foregoing and any filing of or agreement to give any financing statement under the UCC, the PPSA or any similar action under any similar law of any other jurisdiction).

        "LOANS" means, in respect of the RT Facility, Prime Rate Loans, BA Rate Loans, Base Rate Canada Loans, Base Rate New York Loans and LIBOR Loans and, in respect of the NRT Facility, LIBOR Loans.

        "MACAINES" means Macaines Mining Properties Ltd., a corporation incorporated under the laws of the Cayman Islands.

        "MAJORITY LENDERS" (i) means, with respect to a matter relating to a particular Credit Facility and at any particular time up to the termination of such Credit Facility pursuant to Section 2.4, such group of relevant Lenders (and, if there is more than one relevant Lender, at least two relevant Lenders) whose Individual Commitments with respect to such Credit Facility aggregate at least two-thirds of the Total Commitment Amount for such Credit Facility at such time and, at any particular time after the termination of such Credit Facility pursuant to Section 2.4 until the Termination Date, such group of relevant Lenders which have, in the aggregate, extended credit which is outstanding under such Credit Facility in an amount at least two-thirds of the aggregate amount of credit outstanding under the such Credit Facility at such time after giving effect to all necessary adjustments pursuant to Section 14.16 and, at any particular time after the Termination Date, such group of relevant Lenders which have aggregate Exposure attributable to such Credit Facility in an amount at least two-thirds of the aggregate Exposure of all of the relevant Lenders attributable to such Credit Facility at such time, or (ii) means, if not referable to a matter relating to a particular Credit Facility, at any particular time up to the termination of Credit Facilities pursuant to
        Section 2.4, such group of Lenders (and, if there is more than one Lender, at least two Lenders) whose Individual Commitments aggregate at least two-thirds of the Total Commitment Amount for both Credit Facilities at such time and, at any particular time after the termination of the Credit Facilities pursuant to Section 2.4 until the Termination Date, such group of Lenders which have, in the aggregate, extended credit which is outstanding hereunder in an amount at least two-thirds of the aggregate amount of credit outstanding hereunder at such time after giving effect to all necessary adjustments pursuant to
        Section 14.16 and, at any particular
        time after the Termination Date, such group of Lenders which have aggregate Exposure attributable to the Credit Facilities in an amount at least two-thirds of the aggregate Exposure attributable to the Credit Facilities of all of the Lenders at such time.

        "MANTOS" or "MDO" means Compania Minera Mantos de Oro, a corporation incorporated under the laws of Chile.

        "MATERIAL ADVERSE CHANGE" means any change of circumstances or event (or any Lender becoming aware of any facts not previously disclosed or known) which the Majority Lenders determine is reasonably likely to have a Material Adverse Effect.

        "MATERIAL ADVERSE EFFECT" means a material adverse effect (or a series of adverse effects, none of which is material in and of itself but which, cumulatively, result in a material adverse effect) on the business, property, assets, liabilities, conditions (financial or otherwise) or prospects of the Obligors taken as a whole since March 31, 2006, on the ability of any Obligor to perform its material obligations under any Finance Document or on the ability of any Finance Party to enforce any of such obligations. The Lenders acknowledge and agree that, provided and so long as the obligations of the Greek, Russian and Zimbabwian Subsidiaries are non-recourse to the Companies, no event or circumstance affecting any of the Greek, Russian or Zimbabwian Subsidiaries, including any bankruptcy or insolvency thereof, would or could reasonably be expected to result in a Material Adverse Effect.

        "MATERIAL CONTRACTS" means the contracts listed in Schedule P.

        "MATERIAL SUBSIDIARIES" means, without duplication, the Borrowers (other than Kinross Canada), the Guarantors and the Significant Material Subsidiaries.

        "MELBA CREEK" means Melba Creek Mining, Inc., a corporation incorporated under the laws of the State of Alaska.

        "MIICRE" means Miicre Mining Investments Ltd., a corporation incorporated under the laws of the Cayman Islands.

        "MINE OWNERS" means Mantos, the NRT Borrower and Mineracao Serra Grande S.A. and "MINE OWNER" means any of the Mine Owners.

        "MONTANA" or "MONTANA PARTICIPACOES" means Montana Participacoes Ltda., a corporation incorporated under the laws of Brazil.

        "MOODY'S" means Moody's Investors Service, Inc. or any successor by merger or consolidation to its business.

        "MULTIEMPLOYER PLAN" shall mean a multiemployer plan as defined in
        Section 4001(a)(3) of ERISA to which any ERISA Company is making or accruing an obligation to make contributions, or has within any of the preceding five plan years made or accrued an obligation to make contributions.

        "NET INCOME" means, for any particular period, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated income statement of Kinross Canada for such period as the net income of Kinross Canada excluding any extraordinary items.

        "NET INDEBTEDNESS" means, at any particular time, Total Indebtedness at such time less the Cash Balance at such time. For the purposes of the calculation of "Net Indebtedness", the "Cash Balance" shall be calculated with reference solely to Canada and the United States.

        "NEWINCO" or "CAYMAN NEWINCO" means Cayman Newinco Inc., a corporation incorporated under the laws of the Cayman Islands.

        "NEWINCO BRAZIL" or "NEWINCO PARTICIPACOES" means Newinco Comercia e Participacoes Ltda., a corporation incorporated under the laws of Brazil.

        "NON-CONTINUING RT LENDER" means any Declining RT Lender (or its successors or permitted assigns) who, pursuant to Section 9.2(b)(ii) has not had all of its Individual Commitment under the RT Facility acquired by Approving RT Lenders or Substitute RT Lenders.

        "NON-CONTINUING RT LENDER MATURITY DATE" means, with respect to any Non-Continuing RT Lender, the RT Facility Maturity Date as determined pursuant to Section 9.2(b)(ii).

        "NON-GUARANTEEING SUBSIDIARIES" means all of the Subsidiaries of Kinross Canada which are not Obligors as of the date hereof (to the extent not subsequently becoming a Significant Material Subsidiary) and any future Subsidiaries of Kinross Canada which are designated as Non-Guaranteeing Subsidiaries in writing by the Majority Lenders.

        "NON-RECOURSE INDEBTEDNESS" means Indebtedness of any Subsidiary, direct or indirect, of Kinross Canada (other than the Material Subsidiaries) with respect to which no recourse may be had in any way to the Companies.

        "NON-RECOURSE SUBSIDIARIES" means any Subsidiary, direct or indirect, of Kinross Canada that has any Non-Recourse Indebtedness.

        "NORMANDY CAYMAN" or "NORMANDY CAYMAN HOLDCO" means Normandy Cayman Holdco Inc., a corporation incorporated under the laws of the Cayman Islands.

        "NRT FACILITY" means the non-revolving term credit facility established by the NRT Lenders in favour of the NRT Borrower pursuant to Section 2.1(b).

        "NRT FACILITY AVAILABILITY PERIOD" means the date from and including the date hereof to and including February 18, 2008.

        "NRT FACILITY MATURITY DATE" means February 18, 2012.

        "NRT LENDERS" means the financial institutions set out and described as such in Schedule A as amended from time to time.

        "OBLIGORS" means the Borrowers and the Guarantors.

        "OCF" means, for any particular Fiscal Quarter, Cash Flow from Operating Activities for such Fiscal Quarter plus the aggregate of:

        (a)     Interest Expenses paid in cash for such Fiscal Quarter; and

        (b) consolidated income tax expenses of Kinross Canada paid in cash for such Fiscal Quarter.

        "OFFICIAL BODY" means any national government or government of any political subdivision thereof, or any agency, authority, board, central bank, monetary authority, commission, department or instrumentality thereof, or any court, tribunal, grand jury, mediator, arbitrator or referee, whether foreign or domestic.

        "ORDER" means an order, judgment, injunction or other determination restricting payment by the Issuing RT Lender under or in accordance with a Letter or extending the Issuing RT Lender's liability beyond the expiration date stated therein.

        "PARACATU MINE" means the Paracatu mine, located 2 kilometres north of the city of Paracatu, in the northwestern portion of the state of Minas Gerais, Brazil.

        "PARTICIPANT" shall have the meaning ascribed thereto pursuant to
        Section 15.5.

        "PBGC" means Pension Benefit Guaranty Corporation.

        "PERMITTED ACQUISITION" means:

        (a) an Acquisition made solely with Shares of Kinross Canada that satisfies all of the following conditions:

                (i) the entity being acquired (in the case of a share Acquisition) or the vendor (in the case of an asset Acquisition) is in the precious metals industry; and

                (ii) no Default has occurred and is continuing at the time of the making of such Acquisition or would arise as a result of such Acquisition; or

        (b) an Acquisition not made solely with Shares of Kinross Canada that satisfies all of the following conditions:

                (i) the entity being acquired (in the case of a share Acquisition) or the vendor (in the case of an asset Acquisition) is in the precious metals industry;

                (ii)    (A)    the entity being acquired (in the case of a share
                        Acquisition) or the acquired assets (in the case of an asset Acquisition) operates in a Permitted Jurisdiction; or

                        (B) the entity being acquired (in the case of a share Acquisition) or the acquired assets (in the case of an asset Acquisition) operates in a jurisdiction other than a Permitted Jurisdiction but the subject Acquisition otherwise satisfies the conditions set out in paragraphs (b)(i) and
                               (iii) - (v) and the total cash consideration for Permitted Acquisitions in jurisdictions other than Permitted Jurisdictions for any Fiscal Year shall not exceed $25,000,000 in the aggregate;

                (iii) total cash consideration for Permitted Acquisitions shall not exceed $100,000,000 in the aggregate for any Fiscal Year (net of any cash received through equity for Acquisitions);

                (iv) no Default or Event of Default exists at the time of such proposed Acquisition and no Default or Event of Default would exist immediately after the implementation of any such proposed Acquisition; and

                (v) the financial covenants set out in Section 11.1(o) - (q) would be met, on a pro forma basis, immediately after giving effect to the implementation of any such Acquisition. The Borrowers shall provide the Lenders with unaudited pro forma financial statements evidencing such compliance, as well as any internal or external due diligence performed by or on behalf of the Borrowers with respect to the proposed Acquisition, in each case as may reasonably be required by the Administrative Agent.

        "PERMITTED ACQUISITION INDEBTEDNESS" means

        (a) any Indebtedness of any Company (other than any Non-Guaranteeing Subsidiary) resulting from a Permitted Acquisition which existed prior to, and not in contemplation of, the Permitted Acquisition (or any Indebtedness incurred in refinancing such Indebtedness of any Company provided that the amount thereof is not increased), provided the financial covenants set out in Section 11.1(o) - (q) would be met, on a pro forma basis, immediately after the incurrence of such Indebtedness; or

        (b) any Indebtedness of any Non-Guaranteeing Subsidiary resulting from a Permitted Acquisition which existed prior to, and not in contemplation of, the Permitted Acquisition (or any Indebtedness incurred in refinancing such Indebtedness of any Company provided that the amount thereof is not increased), provided the financial covenants set out in Section 11.1(o) - (q) would be met, on a pro forma basis, immediately after the incurrence of such Indebtedness and such Indebtedness would constitute Non-Recourse Indebtedness.

        "PERMITTED INDEBTEDNESS" means any one or more of the following:

        (a)     the Secured Obligations;

        (b)     Permitted Acquisition Indebtedness;

        (c) Indebtedness between the Companies provided that Section 11.1(u) has been complied with;

        (d) Indebtedness arising under Capital Leases and Purchase Money Indebtedness provided that the aggregate amount of such Indebtedness incurred and outstanding at any time shall not exceed U.S.$100,000,000;

        (e) Indebtedness in respect of Hedging Agreements otherwise not prohibited hereunder and incurred in the ordinary course of business;

        (f) trade payables and other accrued liabilities incurred in the ordinary course of business and payable in accordance with customary practices;

        (g)     Non-Recourse Indebtedness; and

        (h) any other Indebtedness provided that the aggregate amount of such other Indebtedness incurred and outstanding at any time shall not exceed U.S. $50,000,000.

        "PERMITTED JURISDICTIONS" means Canada, the United States, Mexico, Brazil, Chile, Peru, Argentina, Western Europe, Russia and Australia.

        "PERMITTED LIENS" means any one or more of the following with respect to the property and assets of the Companies:

        (a) Liens for taxes, assessments or governmental charges or levies not at the time due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles so long as forfeiture of any part of such property or assets will not result from the failure to pay such taxes, assessments or governmental charges or levies during the period of such contest;

        (b) the Lien of any judgment rendered or the Lien of any claim filed which is being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles so long as forfeiture of any part of such property or assets will not result from the failure to satisfy such judgment or claim during the period of such contest;

        (c) undetermined or inchoate Liens and charges incidental to construction or current operations which have not at such time been filed pursuant to law or which relate to obligations not due or delinquent;

        (d) restrictions, easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other persons which in the aggregate do not materially impair the usefulness, in the operation of the business of any Company, of the property subject to such restrictions, easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other persons;

        (e) the right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, licence, franchise, grant or permit acquired by any Company or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

        (f) the Lien resulting from the deposit of cash or securities (i) in connection with contracts, tenders or expropriation proceedings, or (ii) to secure workers' compensation, surety or appeal bonds, costs of litigation when required by law and public and statutory obligations, or (iii) in connection with the discharge of Liens or claims incidental to construction and mechanics', warehouseman's, carriers' and other similar liens;

        (g) security given to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with the operations of any Company, all in the ordinary course of business;

        (h) the reservations, limitations, provisos and conditions, if any, expressed in any original grants from the Crown or in comparable grants, if any, in jurisdictions other than Canada;

        (i) title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purpose for which it is held;

        (j) applicable municipal and other governmental restrictions affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions have been complied with and will not materially impair the use of the property for the purpose for which it is held;

        (k) Liens on minerals or the proceeds of sale of such minerals arising or granted pursuant to a processing arrangement entered into in the ordinary course and upon usual market terms, securing the payment of a Company's portion of the fees, costs and expenses attributable to the processing of such minerals under any such processing arrangement, but only insofar as such Liens relate to obligations which are at such time not past due;


        (l) any other Lien satisfaction of which has been provided for by deposit in escrow of cash or a surety bond in an amount not exceeding $2,000,000 at any time;

        (m) Liens to secure Non-Recourse Indebtedness provided that the assets thereby encumbered are not related to mines that have commenced operation as at the date hereof;

        (n) Liens securing Indebtedness arising under Capital Leases and Purchase Money Indebtedness to the extent such Indebtedness is Permitted Indebtedness;

        (o) royalties on the production or profits from mining which are in existence on the date hereof or are granted or assumed on property hereafter acquired in accordance with the terms hereof;


        (p) Liens set out in the title opinions referred to in Section 12.2(c)(vii) of the Initial Credit Agreement to the extent approved in writing by the Administrative Agent;

        (q)     Liens granted pursuant to the Security Documents;

        (r) Liens securing up to U.S. $25,000,000 of the Indebtedness permitted pursuant to paragraph (h) of the definition of "Permitted Indebtedness";

        (s) Liens securing Permitted Acquisition Indebtedness which existed prior to, and not in contemplation of, any Permitted Acquisition; and

        (t) the extension, renewal or refinancing of any Permitted Lien, provided that the amount so secured does not exceed the original amount secured immediately prior to such extension, renewal or refinancing and the Lien is not extended to any additional property.

        "PERMITTED PORTFOLIO INVESTMENTS" means Cash Equivalents and short-term portfolio investments made in accordance with the then current investment policy of the Board of Directors of Kinross Canada or otherwise acceptable to the Administrative Agent.

        "PERSON" means any natural person, corporation, firm, partnership, joint venture, joint stock company, incorporated or unincorporated association, government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity.

        "PLAN" shall mean any pension plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA which is maintained for employees of any ERISA Company.

        "PLEDGED SUBSIDIARIES" means those Subsidiaries of Kinross Canada the Shares of which are pledged to the Administrative Agent pursuant to a Security Document.

        "PPSA" means the PERSONAL PROPERTY SECURITY ACT (Ontario), as amended.

        "POLLUTANT" means any pollutant, as defined by EPA.

        "POSTPONEMENT AND SUBORDINATION UNDERTAKING" means the postponement and subordination undertaking to be entered into by the relevant Subsidiaries of Kinross Canada (other than the Obligors) in favour of the Administrative Agent pursuant to Section 11.1(u), in form and substance satisfactory to the Administrative Agent as the same may be amended, modified, supplemented or replaced from time to time.

        "PREPAYMENT NOTICE" shall have the meaning ascribed thereto in Section 9.5.

        "PRIME RATE" means the greater of (a) the variable rate of interest per annum equal to the rate of interest determined by the Administrative Agent from time to time as its prime rate of Canadian dollar loans made by the Administrative Agent in Canada from time to time, being a variable per annum reference rate of interest adjusted automatically upon change by the Administrative Agent calculated on the basis of a year of 365 days and (b) the sum of (A) the BA Rate for a Schedule I RT Lender for a 30 day term on the date of determination and (B) 5/8 of 1% per annum.

        "PRIME RATE LOANS" means monies lent by the Canadian RT Lenders to a Canadian RT Borrower hereunder in Canadian dollars and upon which interest accrues at a rate referable to the Prime Rate.

        "PROCEEDS OF REALIZATION" means all cash and non-cash proceeds derived from any sale, disposition or other realization of the Secured Assets
        (i) after any notice by the Administrative Agent to the Borrowers pursuant to Section 13.1 declaring all indebtedness of the Borrowers hereunder to be immediately due and payable, (ii) upon any dissolution, liquidation, winding-up, reorganization, bankruptcy, insolvency or receivership of any of the Obligors (or any other arrangement or marshalling of the Secured Assets that is similar thereto) or (iii) upon the enforcement of, or any action taken with respect to, any of the Security Documents, Guarantees or Borrower Guarantees. For greater certainty, prior to the Security becoming enforceable (x) insurance proceeds derived as a result of the loss or destruction of any of the Secured Assets or (y) cash or non-cash proceeds derived from any expropriation or other condemnation of any of the Secured Assets shall not constitute Proceeds of Realization.

        "PRO RATA SHARE" means (i) at any particular time with respect to a particular Lender and referable to a particular Credit Facility, the ratio of the Individual Commitment of such Lender with respect to such Credit Facility at such time to the aggregate of the Individual Commitments of all of the Lenders with respect to such Credit Facility at such time or (ii) at any particular time with respect to a particular Lender but not referable to a particular Credit Facility, the ratio of the aggregate of the Individual Commitments of such Lender with respect to all Credit Facilities at such time to the aggregate of the Individual Commitments of all of the Lenders with respect to all Credit Facilities at such time.

        "PURCHASE MONEY INDEBTEDNESS" means Indebtedness assumed by any Company as part of, or issued or incurred by any Company to pay or provide funds to pay, all or a part of the purchase price of any equipment hereafter or previously acquired by such Company.

        "QUALIFIED RISK MANAGEMENT LENDER" means any Person that enters into a Risk Management Agreement at a time when such Person (or its Affiliate) is a Lender, provided that such Person ceases to be a Qualified Risk Management Lender if and when:

        (a) such Person (or its Affiliate) sells all of its rights and obligations under the Credit Documents prior to the Termination Date; or

        (b) the Termination Date and the RT Facility Maturity Date have each occurred.

        "RECEIVER" means a receiver, receiver and manager or other person having similar powers or authority appointed by the Administrative Agent or by a court at the instance of the Administrative Agent in respect of the Secured Assets or any part thereof.

        "RELEASE" means a "release", as such term is defined in CERCLA.

        "RESERVES" means, at any particular time, the aggregate proven and probable recoverable reserves of gold and silver to the extent of the interest of the Obligors therein expressed in Gold Equivalent at mines then in production (other than those located in Russia, Greece or Zimbabwe) and otherwise acceptable to the Administrative Agent, acting reasonably. For purposes of greater certainty, (x) recoverable reserves shall be based upon the Fiscal Year end recoverable reserves as reported by Kinross Canada to the Administrative Agent but may include additional recoverable reserves which have been added subsequent to such Fiscal Year end to the extent acceptable to the Majority Lenders, acting reasonably, (y) recoverable reserves shall be decreased by the ounces of gold and silver that form part of such recoverable reserves that have been actually mined since the beginning of the subsequent Fiscal Year until the time of determination, and (z) the recovery factor applied in calculating recoverable reserves must be acceptable to the Majority Lenders, acting reasonably.

        "RISK MANAGEMENT AGREEMENTS" means any present or future swap, hedging, foreign exchange or cash management agreement or other derivative transaction entered in by any Borrower.

        "ROF REGISTRATION" means the Registry of Financial Operations (REGISTRO DE OPERACOES FINANCEIRAS) obtained through the Central Bank of Brazil's electronic system.

        "ROLLING INTEREST EXPENSES" means, for any Fiscal Quarter, Interest Expenses for such Fiscal Quarter and the three immediately preceding Fiscal Quarters.

        "ROLLING OCF" means, for any Fiscal Quarter, OCF for such Fiscal Quarter and for the three immediately preceding Fiscal Quarters.

        "ROLLOVER NOTICE" shall have the meaning ascribed thereto in Section
        5.3.

        "RT BORROWER INSTRUMENT OF ADHESION" means an instrument in the form set forth in Schedule M to be entered into by an Additional RT Borrower.

        "RT BORROWERS" means the Canadian RT Borrowers and the U.S. RT Borrowers and "RT BORROWER" means any of the RT Borrowers.

        "RT FACILITY" means the revolving term credit facility established by the RT Lenders in favour of the RT Borrowers pursuant to Section 2.1(a).

        "RT FACILITY MATURITY DATE" means August 18, 2009 as the same may be extended from time to time pursuant to Section 9.2.

        "RT LENDERS" means, collectively, the Canadian RT Lenders and the U.S. RT Lenders and "RT LENDER" shall mean any Canadian RT Lender, any U.S. RT Lender or any financial institution which, together with its Affiliate or its separately domiciled branch, agency or lending office, constitutes a Canadian RT Lender and a U.S. RT Lender, and, after the Termination Date, "RT LENDER" shall mean each Person that was an RT Lender immediately prior to the Termination Date but only for so long as such Person is a Qualified Risk Management Lender. For certainty, a Non-Continuing RT Lender shall not, for the purposes of considering any Extension Request pursuant to Section 9.2(a) only, be considered to be an RT Lender.

        "RYAN LODE DEPOSIT" means the real property owned by Fairbanks U.S. and described as such in Schedule P of the Existing Credit Agreement, together with all buildings and structures thereon and appurtenances thereto.

        "SALE LEASEBACK" shall mean any transaction or series of related transactions pursuant to which the Borrowers or any of the Material Subsidiaries (a) sells, transfers or otherwise disposes of any property, real or personal, whether now owned or hereafter acquired, and (b) as part of such transaction, thereafter rents or leases such property or other property that it intends to use for substantially the same purpose or purposes as the property being sold, transferred or disposed.

        "SCHEDULE I RT LENDERS" means the RT Lenders that are listed in Schedule I to the BANK ACT (Canada).

        "SCHEDULE II RT LENDERS" means the RT Lenders that are listed in
        Schedule II to the BANK ACT (Canada).

        "SCHEDULE III RT LENDERS" means the RT Lenders that are listed in
        Schedule III to the BANK ACT (Canada).

        "SCHEDULE I REFERENCE RT LENDERS" means the Administrative Agent and up to two other Schedule I RT Lenders, which other Schedule I RT Lenders shall be acceptable to the Administrative Agent and Kinross Canada acting reasonably.

        "SCHEDULE II AND III REFERENCE RT LENDERS" means a reference group of up to three Schedule II RT Lenders and Schedule III RT Lenders, the composition of which shall be acceptable to the Administrative Agent and Kinross Canada acting reasonably.

        "SCOTIABANK NRT FACILITY INDIVIDUAL COMMITMENT - TRANCHE A" means, with respect to The Bank of Nova Scotia and the NRT Facility, the amount set forth as such in Schedule A attached hereto, as reduced or amended from time to time pursuant to, as applicable, Sections 2.2, 2.3, 8.3, 9.3.
        9.4 and 15.5.

        "SCOTIABANK NRT FACILITY INDIVIDUAL COMMITMENT - TRANCHE B" means, with respect to The Bank of Nova Scotia and the NRT Facility, the amount set forth as such in Schedule A attached hereto, as reduced or amended from time to time pursuant to, as applicable, Sections 2.2, 2.3, 8.3, 9.3,
        9.4 and 15.5.

        "SECURED ASSETS" means the property, assets and undertakings of the Obligors in which the Administrative Agent has directly or indirectly been granted a Lien pursuant to the Security Documents.

        "SECURED OBLIGATIONS" shall mean all indebtedness, obligations and liabilities, present or future, absolute or contingent, matured or not, at any time owing by any of the Obligors to any of the Finance Parties, or remaining unpaid to any of the Finance Parties, under or in connection with any of the Finance Documents and Secured Obligations of a particular Obligor shall mean all indebtedness, obligations and liabilities, present or future, absolute or contingent, matured or not, at any time owing by such Obligor to any of the Finance Parties, or remaining unpaid to any of the Finance Parties, under or in connection with any of the Finance Documents to which such Obligor is a party. For certainty, "SECURED OBLIGATIONS" shall include interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition for bankruptcy, in accordance with and at the rate (including any rate applicable upon any Default or Event of Default to the extent lawful) specified herein, whether or not such interest is an allowable claim in such bankruptcy proceeding.

        "SECURED RISK MANAGEMENT AGREEMENTS" means Risk Management Agreements between a Borrower on the one hand and a Lender or any of its Affiliates on the other hand (but only for so long as such Lender remains a Qualified Risk Management Lender).

        "SECURITY" means the collateral security constituted by the Security Documents.

        "SECURITY DOCUMENTS" shall mean the security documents (as the same may be amended, modified, supplemented, restated or replaced from time to time) which, in the reasonable opinion of the Administrative Agent, are required to be entered into from time to time by the Obligors in favour of the Administrative Agent for the benefit of the Finance Parties in order to grant directly or indirectly to the Administrative Agent a Lien on the present and future personal property, assets and undertakings of the Obligors in which a Lien has been granted pursuant to the security documents described in Schedule K and to otherwise comply with Sections 11.1(z) and (aa) as continuing collateral security for the payment and performance of the Secured Obligations, such security documents to be in form and substance satisfactory to the Administrative Agent and to include, without limitation, the security documents described in Schedule K.

        "SHARES", as applied to the shares of any corporation or other entity, means the shares or other ownership interests of every class whether now or hereafter authorized, regardless of whether such shares or other ownership interests shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding-up of such corporation or other entity.

        "SIGNIFICANT MATERIAL SUBSIDIARY" means any direct or indirect Subsidiary of Kinross Canada (other than any such Subsidiary whose jurisdiction of formation is not a Permitted Jurisdiction) in respect of which:

        (a) the product obtained by multiplying (i) the percentage of the equity Shares of such Subsidiary directly or indirectly owned by Kinross Canada by (ii) the gross revenues of such Subsidiary for the most recently completed four Fiscal Quarters, is greater than or equal to 10% of Kinross Canada's consolidated revenues for the four most recently completed Fiscal Quarters.; or

        (b) the product obtained by multiplying (i) the percentage of the equity Shares directly or indirectly owned by Kinross Canada by
                (ii) the book value of the assets of such Subsidiary as at the last day of the most recently completed fiscal year of such Subsidiary, is greater than 5% of the consolidated assets of Kinross Canada as of the last day of the most recently completed Fiscal Quarter, expressed in U.S. dollars.

        For certainty and notwithstanding any other provision hereof, each Pledged Subsidiary that is not itself an Obligor shall constitute a "Significant Material Subsidiary". For certainty, a direct or indirect Subsidiary of Kinross Canada that satisfies the criteria of paragraph
        (a) or (b) above solely by reason of being an intermediate holding company shall not constitute a "SIGNIFICANT MATERIAL SUBSIDIARY".

        "S & P" means Standard & Poor's Ratings Service or any successor by merger or consolidation to its business.

        "SUBSIDIARY" means, with respect to any Person, any corporation, company or other similar business entity (including, for greater certainty, a Canadian chartered bank) of which more than fifty per cent (50%) of the outstanding Shares or other equity interests (in the case of Persons other than corporations) having ordinary voting power to elect a majority of the board of directors or the equivalent thereof of such corporation, company or similar business entity (irrespective of whether at the time Shares of any other class or classes of the Shares of such corporation, company or similar business entity shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned by such Person, by such Person and one or more other Subsidiaries of such Person, or by one or more other Subsidiaries of such Person.

        "TANGIBLE NET WORTH" means, at any particular time, the amount of Equity at such time less the aggregate of the amounts, at such time, which would, in accordance with generally accepted accounting principles, be classified upon the consolidated balance sheet of Kinross Canada as goodwill, deferred expenses and other intangible assets. For purposes of greater certainty, Tangible Net Worth shall include (without duplication) the Amax Gold Inc. $3.75 Series B convertible preferred shares in the amount of approximately U.S. $12,600,000 and shall exclude equity in Non-Recourse Subsidiaries.

        "TAX ACT" means the INCOME TAX ACT (Canada), as amended from time to time, and any successor statute and including all regulations issued under all such statutes.

        "TAXES" means all taxes, assessments, fees, rates, levies, imposts, deductions, dues, duties and other charges of any nature, including any interest, fines, penalties or other liabilities with respect thereto, imposed, levied, collected, withheld or assessed by any Official Body (including a federal, state, provincial, municipal or foreign Official
        Body), and whether disputed or not.

        "TERMINATION DATE" means the date on which all indebtedness, obligations and liabilities owing by the Obligors to the Finance Parties or any of them, or remaining unpaid to the Finance Parties or any of them, under the Credit

        Agreement have been satisfied in full and the Credit Facilities have terminated pursuant to Section 2.4.

        "TOTAL COMMITMENT AMOUNT" means, with respect to a particular Credit Facility or both Credit Facilities, as the context so requires, at any particular time, the aggregate of the Individual Commitments with respect thereto of all of the relevant Lenders at such time.

        "TOTAL INDEBTEDNESS" means, at any particular time, the aggregate Indebtedness of Kinross Canada on a consolidated basis.

        "TRUE NORTH DEPOSIT" means the real property owned by Fairbanks U.S. described in Schedule Q of the Existing Credit Agreement, together with all buildings and structures thereon and appurtenances thereto.

        "TVX CAYMAN" means TVX Cayman Inc., a corporation incorporated under the laws of the Cayman Islands.

        "UCC" means the Uniform Commercial Code of any applicable state of the United States of America as in effect from time to time.

        "UNDEVELOPED PORTION OF THE FORT KNOX MINE" means that portion of the Fort Knox Mine to which no proven and probable recoverable reserves of gold and silver have been attributed by the Obligors.

        "U.S." and "UNITED STATES" means the United States of America.

        "U.S. BRANCH OF ACCOUNT" means the Atlanta Agency of the Administrative Agent located at 600 Peachtree Street, N.E., Suite 2700, Atlanta, Georgia 30308, or such other office of the Administrative Agent located in the United States as Kinross Canada and the Administrative Agent may agree upon.

        "U.S. DOLLAR EQUIVALENT" means the relevant Exchange Equivalent in United States dollars of any amount of Canadian dollars.

        "U.S. RT BORROWERS" means Kinross U.S.A., Fairbanks U.S., Round Mountain and each Additional U.S. RT Borrower and "U.S. RT BORROWER" means any of the U.S. RT Borrowers.

        "U.S. RT LENDERS" means the financial institutions set out and described as such in Schedule A, as amended from time to time.

        "WASTE" means any waste, as defined by EPA.

        "WITHDRAWAL LIABILITY" shall mean liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E or Title IV of ERISA.

1.2     OTHER USAGES

        References to "this agreement", "the agreement", "hereof", "herein", "hereto" and like references refer to this Credit Agreement and not to any particular Article, Section or other subdivision of this agreement. Any references herein to any agreements or documents shall mean such agreements or documents as amended, supplemented or otherwise modified from time to time in accordance with the terms hereof and thereof.

1.3     PLURAL AND SINGULAR

        Where the context so requires, words importing the singular number shall include the plural and vice versa.

1.4     HEADINGS

        The division of this agreement into Articles and Sections and the insertion of headings in this agreement are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

1.5     CURRENCY

        Unless otherwise specified herein, all statements of or references to dollar amounts in this agreement shall mean lawful money of the United States.

1.6     APPLICABLE LAW

        This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Any legal action or proceeding with respect to this agreement may be brought in the courts of the Province of Ontario and, by execution and delivery of this agreement, the parties hereby accept for themselves and in respect of their property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts. Each party irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party to the address prescribed by Section 15.1, such service to become effective five Banking Days after such mailing. Nothing herein shall limit the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction.

1.7 TIME OF THE ESSENCE

        Time shall in all respects be of the essence of this agreement.

1.8     NON-BANKING DAYS

        Subject to Section 7.4(c), whenever any payment to be made hereunder shall be stated to be due or any action to be taken hereunder shall be stated to be required to be taken on a day other than a Banking Day, such payment shall be made or such action shall be taken on the next succeeding Banking Day and, in the case of the payment of any amount, the extension of time shall be included for the purposes of computation of interest, if any, thereon.

1.9     CONSENTS AND APPROVALS

        Whenever the consent or approval of a party hereto is required in a particular circumstance, unless otherwise expressly provided for therein, such consent or approval shall not be unreasonably withheld or delayed by such party.

1.10    AMOUNT OF CREDIT

        Any reference herein to the amount of credit outstanding shall mean, at any particular time:

    (a) in the case of a Prime Rate Loan or a BA Rate Loan, the U.S. Dollar Equivalent of the principal amount thereof;

    (b) in the case of a LIBOR Loan, Base Rate Canada Loan or Base Rate New York Loan, the principal amount thereof;

    (c) in the case of a Bankers' Acceptance, the U.S. Dollar Equivalent of the face amount thereof; and

    (d) in the case of a Letter denominated in U.S. dollars, the contingent liability of the Issuing RT Lender thereunder (or, if the Letter is denominated in Canadian dollars, the U.S. Dollar Equivalent of the contingent liability of the Issuing RT Lender thereunder).

1.11    SCHEDULES

        Each and every one of the schedules which is referred to in this agreement and attached to this agreement shall form a part of this agreement.

1.12    EXTENSION OF CREDIT

        For the purposes hereof, each drawdown, rollover and conversion shall be deemed to be an extension of credit to the Borrowers hereunder.

1.13    JOINT AND SEVERAL RT OBLIGATIONS

        All obligations hereunder which are stated to be obligations of the RT Borrowers or any one of them to the RT Lenders shall, to the extent permitted by applicable law, be joint and several obligations of the RT Borrowers. The obligation of any RT Borrower (hereinafter, individually in this sentence, the "FIRST MENTIONED RT BORROWER") with respect to its joint and several liability for the credit extended to the other RT Borrowers shall not be wholly or partially satisfied by such first mentioned RT Borrower repaying the credit extended to such first mentioned RT Borrower hereunder. With respect to the joint and several obligations of the RT Borrowers, the RT Lenders shall not be bound to exhaust their recourse against any

RT Borrower or others or any security or guarantees it may at any time hold before being entitled to payment from any RT Borrower and each RT Borrower renounces all benefits of discussion and division.

                                    ARTICLE 2
                               CREDIT FACILITIES

2.1     ESTABLISHMENT OF CREDIT FACILITIES

        Subject to the terms and conditions hereof:

    (a) the RT Lenders hereby establish in favour of the RT Borrowers a revolving term credit facility (the "RT FACILITY") in the amount of U.S.$300,000,000 (as such amount may be reduced pursuant to Section 2.3) or the Canadian Dollar Equivalent thereof, provided that the aggregate amount of outstanding credit extended to the Canadian RT Borrowers shall not at any time exceed the lesser of (i) an amount equal to 80% of the amount of the RT Facility at such time and (ii) the aggregate of the Individual Commitments of the RT Lenders which include Canadian RT Lenders at such time; and

    (b) the NRT Lenders hereby establish in favour of the NRT Borrower a non-revolving term credit facility (the "NRT FACILITY") in the amount of U.S.$200,000,000 (as such amount may be reduced pursuant to Section 2.3).

2.2     LENDERS' COMMITMENTS

        Subject to the terms and conditions hereof, the relevant Lenders severally agree to extend credit to the relevant Borrowers under the relevant Credit Facility from time to time provided that the aggregate amount of credit extended by each relevant Lender under the relevant Credit Facility shall not at any time exceed the Individual Commitment of such Lender under such Credit Facility and further provided that the aggregate amount of credit outstanding under such Credit Facility shall not at any time exceed the amount of such Credit Facility. All credit requested under a particular Credit Facility shall be made available to the relevant Borrower contemporaneously by all of the relevant Lenders. Each relevant Lender shall provide to the relevant Borrower its Pro Rata Share of each credit, whether such credit is extended by way of drawdown, rollover or conversion; provided, however, The Bank of Nova Scotia shall not be obligated, in connection with that portion of any extension of credit to the NRT Borrower under the Scotiabank NRT Facility Individual Commitment - Tranche B that has been participated, to extend credit in excess of the aggregate amount of credit received by The Bank of Nova Scotia in immediately available funds from the relevant participant. No Lender shall be responsible for any default by any other Lender in its obligation to provide its Pro Rata Share of any credit under a particular Credit Facility nor shall the Individual Commitment of any Lender be increased as a result of any such default of another Lender in extending credit under such Credit Facility. The failure of any relevant Lender to make available to the relevant Borrower its Pro Rata Share of any credit under a particular Credit Facility shall not relieve any other relevant Lender of its obligation hereunder to make available to such Borrower its Pro Rata Share of such credit under such Credit Facility.

2.3     REDUCTION OF CREDIT FACILITIES

        The RT Borrowers may, from time to time and at any time, by notice in writing to the Administrative Agent, permanently reduce the RT Facility in whole or in part to the extent it is not being utilized at the time such notice is given, provided that such reduction shall not become effective until five Banking Days after such notice has been given. The amount of RT Facility will be permanently reduced with respect to repayment made in accordance with Section
9.1 or 9.2. Any repayment or prepayment of credit outstanding under the RT Facility (other than as set forth above) shall not cause a reduction in the amount of the RT Facility. At 4:00 p.m. (Toronto time) on the final day of the NRT Facility Availability Period, the amount of the NRT Facility shall be permanently reduced to the aggregate amount outstanding under the NRT Facility at that time (the "NRT REPAYMENT AMOUNT"). The amount of the NRT Facility will not be reduced by any repayment under the NRT Facility pursuant to Section 9.9, but will be reduced at the time, and by the amount, of any prepayment or repayment of the NRT Facility pursuant to Sections 9.3 or 9.4. Any repayment of outstanding credit which forms part of any conversion from one type of credit to another type of credit under Article 3 or Article 6 or of any rollover under
Article 5 shall not cause any reduction in the amount of the relevant Credit Facility. Upon any reduction of a Credit Facility (other than any reduction of the RT Facility pursuant to Section 9.1(b)), the Individual Commitment of each relevant Lender with respect to such Credit Facility shall thereupon be reduced by an amount equal to such relevant Lender's Pro Rata Share of the amount of such reduction of such Credit Facility. Upon any reduction of the RT Facility pursuant to Section 9.1(b), the Individual Commitment of the relevant Non-Continuing RT Lender with respect to the RT Facility shall thereupon be reduced by an amount equal to such reduction of the RT Facility.

2.4     TERMINATION OF CREDIT FACILITIES

        (a)     A Credit Facility shall terminate upon the earliest to occur of:

                (i) the termination of such Credit Facility in accordance with Section 13.1;

                (ii) the date on which such Credit Facility has been permanently reduced to zero pursuant to Section 2.3; and

                (iii) the RT Facility Maturity Date, in the case of the RT Facility, and the NRT Facility Maturity Date, in the case of the NRT Facility.

        (b) Upon the termination of a Credit Facility, the right of the relevant Borrowers to obtain any credit thereunder and all of the obligations of the relevant Lenders to extend credit under such Credit Facility shall automatically terminate.

                                   ARTICLE 3
                     GENERAL PROVISIONS RELATING TO CREDITS

3.1     TYPES OF CREDIT AVAILMENTS

        Subject to the terms and conditions hereof:

    (a) each Canadian RT Borrower may obtain credit under the RT Facility from the Canadian RT Lenders through the Canadian Branch of Account by way of one or more Prime Rate Loans, Base Rate Canada Loans, LIBOR Loans, Bankers' Acceptances and Letters;

    (b) each U.S. RT Borrower may obtain credit under the RT Facility from the U.S. RT Lenders through the U.S. Branch of Account by way of one or more Base Rate New York Loans, LIBOR Loans and U.S. dollar denominated Letters; and

    (c) the NRT Borrower may obtain credit under the NRT Facility from the NRT Lenders through the Canadian Branch of Account by way of one or more LIBOR Loans.

Any extension of credit hereunder by way of Prime Rate Loans shall be in a minimum amount of Cdn. $1,000,000, by way of Base Rate Canada Loans or Base Rate New York Loans shall be in a minimum amount of U.S. $1,000,000, by way of Bankers' Acceptance or BA Rate Loan shall be in a minimum amount of Cdn. $1,000,000 and by way of LIBOR Loans shall be in a minimum amount of U.S. $1,000,000.

3.2     FUNDING OF LOANS

        Each Lender shall make available to the Administrative Agent its Pro Rata Share of the principal amount of each Loan under the relevant Credit Facility prior to 11:00 a.m. (Toronto time) on the date of the extension of credit. The Administrative Agent shall, upon fulfilment by the relevant Borrower of the terms and conditions set forth in Article 12 and unless otherwise irrevocably authorized and directed in the Drawdown Notice, in respect of either Credit Facility, make such funds available to such Borrower on the date of the extension of credit by crediting the relevant Designated Account (or causing such account to be credited). Unless the Administrative Agent has been notified by a Lender at least one Banking Day prior to the date of the extension of credit that such Lender will not make available to the Administrative Agent its Pro Rata Share of such Loan, the Administrative Agent may assume that such Lender has made such portion of the Loan available to the Administrative Agent on the date of the extension of credit in accordance with the provisions hereof and the Administrative Agent may, in reliance upon such assumption, make available to the relevant Borrower on such date a corresponding amount. If the Administrative Agent has made such assumption, to the extent such Lender shall not have so made its Pro Rata Share of the Loan available to the Administrative Agent, such Lender agrees to pay to the Administrative Agent, forthwith on demand, such Lender's Pro Rata Share of the Loan and all reasonable costs and expenses incurred by the Administrative Agent in connection therewith together with interest thereon at the then prevailing interbank rate for each day from the date such amount is made available to the relevant Borrower until the date such amount is paid or repaid to the Administrative Agent; provided, however, that notwithstanding such obligation, if such Lender fails so to pay, the relevant Borrower shall, without prejudice to any rights that such Borrower might have against such Lender, repay such amount to the Administrative Agent forthwith after demand therefor by the Administrative Agent. The amount payable by each Lender to the Administrative Agent pursuant hereto shall be set forth in a certificate delivered by the Administrative Agent to such Lender and the relevant Borrower (which certificate shall contain reasonable details of how the amount payable is calculated) and shall constitute PRIMA FACIE evidence of such amount payable. If such Lender makes the payment to the Administrative Agent required herein, the amount so paid shall constitute such Lender's Pro Rata Share of the Loan for purposes of this agreement and shall entitle the Lender to all rights and remedies against the relevant Borrower in respect of such Loan.

3.3     FAILURE OF LENDER TO FUND LOAN

        If any Lender fails to make available to the Administrative Agent its Pro Rata Share of any Loan under a Credit Facility as required (such Lender being herein called the "DEFAULTING LENDER") and the Administrative Agent has not funded pursuant to Section 3.2, the Administrative Agent shall forthwith give notice of such failure by the Defaulting Lender to the relevant Borrower and the other relevant Lenders and such notice shall state that any relevant Lender may make available to the Administrative Agent all or any portion of the Defaulting Lender's Pro Rata Share of such Loan (but in no way shall any other Lender or the Administrative Agent be obliged to do so) in the place and stead of the Defaulting Lender. If more than one relevant Lender gives notice that it is prepared to make funds available in the place and stead of a Defaulting Lender in such circumstances and the aggregate of the funds which such Lenders (herein collectively called the "CONTRIBUTING LENDERS" and individually called the "CONTRIBUTING LENDER") are prepared to make available exceeds the amount of the advance which the Defaulting Lender failed to make, then each Contributing Lender shall be deemed to have given notice that it is prepared to make available its pro rata share of such advance based on the Contributing Lenders' relative commitments to advance in such circumstances. If any Contributing Lender makes funds available in the place and stead of a Defaulting Lender in such circumstances, then the Defaulting Lender shall pay to any Contributing Lender making the funds available in its place and stead, forthwith on demand, any amount advanced on its behalf together with interest thereon at the then prevailing interbank rate for each day from the date of advance to the date of payment, against payment by the Contributing Lender making the funds available of all interest received in respect of the Loan from the relevant Borrower. In addition to interest as aforesaid, the relevant Borrower shall pay all amounts owing by the relevant Borrower to the Defaulting Lender hereunder (with respect to the amounts advanced by the Contributing Lenders on behalf of the Defaulting Lender) to the Contributing Lenders until such time as the Defaulting Lender pays to the Administrative Agent for the Contributing Lenders all amounts advanced by the Contributing Lenders on behalf of the Defaulting Lender.

3.4     FUNDING OF BANKERS' ACCEPTANCES

    (a) If the Administrative Agent receives from a Canadian RT Borrower a Drawdown Notice, Rollover Notice or Conversion Notice requesting a drawdown of, a rollover of or a conversion into Bankers' Acceptances, the Administrative Agent shall notify each Canadian RT Lender, prior to 11:00 a.m. (Toronto time) on the second Banking Day prior to the date of such extension of credit of such request and of each Canadian RT Lender's Pro Rata Share of such extension of credit. The Administrative Agent shall also at such time notify the relevant RT Borrower of each Canadian RT Lender's Pro Rata Share of such extension of credit. Each Canadian RT Lender shall, not later than 11:00 a.m. (Toronto time) on the date of each extension of credit by way of Bankers' Acceptance, accept drafts of the relevant RT Borrower which are presented to it for acceptance and which have an aggregate face amount equal to such Canadian RT Lender's Pro Rata Share of the total extension of credit being made available by way of Bankers' Acceptances on such date, as advised by the Administrative Agent. Each Canadian RT Lender shall purchase the Bankers' Acceptances which it has accepted for a purchase price equal to the BA Discounted Proceeds therefor. Each Canadian RT Lender may at any time and from time to time hold, sell, rediscount or otherwise dispose of any and all Bankers' Acceptances accepted and purchased by it.

    (b) The relevant Canadian RT Borrower shall provide for payment to the accepting Canadian RT Lenders of the face amount of each Bankers' Acceptance at its maturity, either by payment of such amount or through an extension of credit hereunder or through a combination of both. The relevant Canadian RT Borrower hereby waives presentment for payment of Bankers' Acceptances by the Canadian RT Lenders and any defence to payment of amounts due to a Canadian RT Lender in respect of a Bankers' Acceptance which might exist by reason of such Bankers' Acceptance being held at maturity by such Canadian RT Lender which accepted it and agrees not to claim from such Canadian RT Lender any days of grace for the payment at maturity of Bankers' Acceptances.

    (c) In the case of a drawdown by way of Bankers' Acceptance, each Canadian RT Lender shall, forthwith after the acceptance of drafts of the relevant Canadian RT Borrower as aforesaid, make available to the Administrative Agent the BA Proceeds with respect to the Bankers' Acceptances accepted by it. The Administrative Agent shall, upon fulfilment by the relevant Canadian RT Borrower of the terms and conditions set forth in Article 12, make such BA Proceeds available to the relevant Canadian RT Borrower on the date of such extension of credit by crediting the applicable Designated Account. In the case of a rollover of or conversion into Bankers' Acceptances, each Canadian RT Lender shall retain the Bankers' Acceptance accepted by it and shall not be required to make any funds available to the Administrative Agent for deposit to the applicable Designated Account; however, forthwith after the acceptance of drafts of the relevant Canadian RT Borrower as aforesaid, the relevant Canadian RT Borrower shall pay to the Administrative Agent on behalf of the Canadian RT Lenders an amount equal to the aggregate amount of the acceptance fees in respect of such Bankers' Acceptances calculated in accordance with Section 7.5 plus the amount by which the aggregate face amount of such Bankers' Acceptances exceeds the aggregate BA Discounted Proceeds with respect thereto.

    (d) Any Bankers' Acceptance may, at the option of the relevant Canadian
        RT Borrower, be executed in advance by or on behalf of the relevant Canadian RT Borrower, by mechanically reproduced or facsimile signatures of any two officers of the relevant Canadian RT Borrower who are properly so designated and authorized by the relevant Canadian RT Borrower from time to time. Any Bankers' Acceptance so executed and delivered by the relevant Canadian RT Borrower to the Canadian RT Lenders shall be valid and shall bind the relevant Canadian RT Borrower and may be dealt with by the Canadian RT Lenders to all intents and purposes as if the Bankers' Acceptance had been signed in the executing officers' own handwriting.

    (e) Each relevant Canadian RT Borrower shall notify the Canadian RT
        Lenders as to those officers whose signatures may be reproduced and used to execute Bankers' Acceptances in the manner provided in Section 3.4(d). Bankers' Acceptances with the mechanically reproduced or facsimile signatures of designated officers may be used by the Canadian RT Lenders and shall continue to be valid, notwithstanding the death, termination of employment or termination of authorization of either or both of such officers or any other circumstance.

    (f) The RT Borrowers hereby indemnify and agree to hold harmless the Canadian RT Lenders against and from all losses, damages, expenses and other liabilities caused by or attributable to the use of the mechanically reproduced or facsimile signature instead of the original signature of an authorized officer of a Canadian RT Borrower on a Banker's Acceptance prepared, executed, issued and accepted pursuant to this agreement, except to the extent determined by a court of competent jurisdiction to be due to the gross negligence or wilful misconduct of the Canadian RT Lenders.

    (g) Each Canadian RT Lender agrees that, in respect of the safekeeping of executed drafts of the Canadian RT Borrowers which are delivered to it for acceptance hereunder, it shall exercise the same degree of care which it gives to its own property, provided that it shall not be deemed to be an insurer thereof.

    (h) All Bankers' Acceptances to be accepted by a particular Canadian RT Lender shall, at the option of such Canadian RT Lender, be issued in the form of depository bills made payable originally to and deposited with The Canadian Depository for Securities Limited pursuant to the DEPOSITORY BILLS AND NOTES ACT (Canada).

    (i) In order to facilitate the issuance of Bankers' Acceptances pursuant to this agreement, each Canadian RT Borrower hereby authorizes each Canadian RT Lender, and appoints each Canadian RT Lender as such RT Borrower's attorney, to complete, sign and endorse drafts or depository bills (each such executed draft or bill being herein referred to as a "BA DRAFT") on its behalf in handwritten form or by facsimile or mechanical signature or otherwise in accordance with the applicable Drawdown Notice, Rollover Notice or Conversion Notice and, once so completed, signed and endorsed to accept them as Bankers'

        Acceptances under this agreement and then if applicable, purchase, discount or negotiate such Bankers' Acceptances in accordance with the provisions of this agreement. BA Drafts so completed, signed, endorsed and negotiated on behalf of such RT Borrower by such RT Lender shall bind such RT Borrower as fully and effectively as if so performed by an authorized officer of such RT Borrower. Each draft of a Bankers' Acceptance completed, signed or endorsed by a Canadian RT Lender shall mature on the last day of the term thereof.

3.5     BA RATE LOANS

        If, in the sole judgement of a Canadian RT Lender, such Canadian RT Lender is unable to extend credit by way of Bankers' Acceptances in accordance with this agreement, such Canadian RT Lender shall give an irrevocable notice to such effect to the Administrative Agent and the relevant Canadian RT Borrower prior to 10:00 a.m. (Toronto time) on the date of the requested credit extension and shall make available to such Canadian RT Borrower prior to 11:00 a.m. (Toronto time) on the date of such requested credit extension a Canadian dollar loan (a "BA RATE LOAN") in the principal amount equal to such Canadian RT Lender's Pro Rata Share of the total credit to be extended by way of Bankers' Acceptances, such BA Rate Loan to be funded in the same manner as a Loan is funded pursuant to Section 3.2 and 3.3. Such BA Rate Loan shall have the same term as the Bankers' Acceptances for which it is a substitute and shall bear such rate of interest per annum throughout the term thereof as shall permit such Canadian RT Lender to obtain the same effective rate as if such Canadian RT Lender had accepted and purchased a Bankers' Acceptance at the same acceptance fee and pricing at which a Schedule II Lender would have accepted and purchased such Bankers' Acceptance at approximately 11:00 a.m. (Toronto time) on the date such BA Rate Loan is made, on the basis that, and each Canadian RT Borrower hereby agrees that, for such a BA Rate Loan, interest shall be payable in advance on the date of the extension of credit by the relevant Canadian RT Lender deducting the interest payable in respect thereof from the principal amount of such BA Rate Loan. All BA Rate Loans to be made by a particular Canadian RT Lender shall, at the option of such Canadian RT Lender, be evidenced by a promissory note in the form of a depository note made payable originally to and deposited with The Canadian Depository for Securities Limited pursuant to the DEPOSITORY BILLS AND NOTES ACT (Canada).

3.6     TIMING OF CREDIT AVAILMENTS

        No Bankers' Acceptance, BA Rate Loan or LIBOR Loan, as applicable, under a particular Credit Facility may have a maturity date later than the relevant date described in Section 2.4(a)(iii).

3.7     INABILITY TO FUND U.S. DOLLAR ADVANCES IN CANADA UNDER RT FACILITY

        If a Canadian RT Lender determines in good faith, which determination shall be final, conclusive and binding on the Canadian RT Borrowers, and the Administrative Agent notifies the Canadian RT Borrowers that (i) by reason of circumstances affecting financial markets inside or outside Canada, deposits of United States dollars are unavailable to such Canadian RT Lender in Canada, (ii) adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided in the definition of LIBOR or Alternate Base Rate

Canada, as the case may be, (iii) the making or continuation of United States dollar advances in Canada has been made impracticable by the occurrence of a contingency (other than a mere increase in rates payable by such Canadian RT Lender to fund the advance) which materially and adversely affects the funding of the advances at any interest rate computed on the basis of the LIBOR or the Alternate Base Rate Canada, as the case may be, or by reason of a change in any applicable law or government regulation, guideline or order (whether or not having the force of law but, if not having the force of law, one with which a responsible Canadian chartered bank would comply) or in the interpretation thereof by any Official Body affecting such Canadian RT Lender or any relevant financial market, which results in LIBOR or the Alternative Base Rate Canada, as the case may be, no longer representing the effective cost to such Canadian RT Lender of deposits in such market for a relevant Interest Period, or (iv) any change to present law or any future law, regulation, order, treaty or official directive (whether or not having the force of law but, if not having the force of law, one with which a responsible Canadian chartered bank would comply) or any change therein or any interpretation or application thereof by any Official Body has made it unlawful for such Canadian RT Lender to make or maintain or give effect to its obligations in respect of United States dollar advances in Canada as contemplated herein, then

        (a) the right of the Canadian RT Borrowers to obtain any affected Base Rate Canada Loan or LIBOR Loan from such Canadian RT Lender shall be suspended until such Canadian RT Lender determines that the circumstances causing such suspension no longer exist and such Canadian RT Lender so notifies the Canadian RT Borrowers;

        (b) if any affected Base Rate Canada Loan or LIBOR Loan is not yet outstanding, any applicable Drawdown Notice shall be cancelled and the advance requested therein shall not be made;

        (c) if any LIBOR Loan is already outstanding at any time when the right of the Canadian RT Borrowers to obtain credit by way of a LIBOR Loan is suspended, it shall, subject to the Canadian RT Borrowers having the right to obtain credit by way of a Base Rate Canada Loan at such time, be converted on the last day of the Interest Period applicable thereto (or on such earlier date as may be required to comply with any applicable law) to a Base Rate Canada Loan in the principal amount equal to the principal amount of the LIBOR Loan or, if the Canadian RT Borrowers do not have the right to obtain credit by way of a Base Rate Canada Loan at such time, such LIBOR Loan shall be converted on the last day of the Interest Period applicable thereto (or on such earlier date as may be required to comply with any applicable law) to a Prime Rate Loan in the principal amount equal to the Canadian Dollar Equivalent of the principal amount of such LIBOR Loan; and

        (d) if any Base Rate Canada Loan is already outstanding at any time when the right of the Canadian RT Borrowers to obtain credit by way of a Base Rate Canada Loan is suspended, it shall, subject to the Canadian RT Borrowers having the right to obtain credit by way of a LIBOR Loan at such time, be immediately converted to a LIBOR Loan in the principal amount equal to the principal amount of the Base

                Rate Canada Loan and having an Interest Period of one month or, if the Canadian RT Borrowers do not have the right to obtain credit by way of a LIBOR Loan at such time, it shall be immediately converted to a Prime Rate Loan in the principal amount equal to the Canadian Dollar Equivalent of the principal amount of the Base Rate Canada Loan.

3.8     INABILITY TO FUND LIBOR LOAN IN THE UNITED STATES UNDER RT FACILITY

        If a U.S. RT Lender determines in good faith, which determination shall be final, conclusive and binding on the U.S. RT Borrowers, and the Administrative Agent notifies the U.S. Borrowers that (i) adequate and fair means do not exist for ascertaining the interest rate on the basis provided in the definition of LIBOR, (ii) the making or continuation of LIBOR Loans in the United States has been made impracticable by the occurrence of a contingency (other than a mere increase in rates payable by such U.S. RT Lender to fund the advance) which materially and adversely affects the funding of the advances at any interest rate computed on the basis of LIBOR, or by reason of a change since the date hereof in any applicable law or government regulation, guideline or order (whether or not having the force of law but, if not having the force of law, one with which a responsible U.S. commercial bank would comply) or in the interpretation thereof by any Official Body affecting such U.S. RT Lender or any relevant financial market, which results in LIBOR no longer representing the effective cost to such RT Lender of deposits in such market for a relevant Interest Period, or (iii) any change to present law or any future law, regulation, order, treaty or official directive (whether or not having the force of law but, if not having the force of law, one with which a responsible U.S. commercial bank would comply) or any change therein or any interpretation or application thereof by any Official Body has made it unlawful for such U.S. RT Lender to make or maintain or give effect to its obligations in respect of LIBOR Loans in the United States as contemplated herein, then

    (a) the right of the U.S. RT Borrowers to obtain any credit in United
        States dollars by way of LIBOR Loans, shall be suspended until such U.S. RT Lender determines, acting reasonably, that the circumstances causing such suspension no longer exist and such U.S. RT Lender so notifies the U.S. RT Borrowers;

    (b) if any credit in United States dollars by way of LIBOR Loans is not yet outstanding, any applicable Drawdown Notice shall be cancelled and the advance requested therein shall not be made; and

    (c) if any LIBOR Loan is already outstanding at any time when the right of the U.S. RT Borrowers to obtain credit by way of a LIBOR Loan is suspended, it shall, subject to the U.S. RT Borrowers having the right to obtain credit by way of a U.S. Base Rate Loan at such time, be converted to a U.S. Base Rate Loan on the last day of the Interest Period applicable thereto (or on such earlier date as may be required to comply with any applicable law).

In the event that any of the events listed above results in a limitation of the amount of loans made by such U.S. RT Lender which can bear interest at LIBOR or the amount of LIBOR Loans which such U.S. RT Lender can make in the United States, such U.S. RT Lender agrees to use good faith to allocate, in reasonable fashion, the available amounts amongst the U.S. RT Borrowers as is reasonably practicable.

3.8A    INABILITY TO FUND U.S. DOLLAR ADVANCES UNDER THE NRT FACILITY

        If an NRT Lender determines in good faith, which determination shall be final, conclusive and binding on the NRT Borrower, and the Administrative Agent notifies the NRT Borrower that (i) by reason of circumstances affecting financial markets inside or outside Canada, deposits of United States dollars are unavailable to such NRT Lender in Canada, (ii) adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided in the definition of LIBOR, (iii) the making or continuation of United States dollar advances in Canada or the United States as applicable, has been made impracticable by the occurrence of a contingency (other than a mere increase in rates payable by such NRT Lender to fund the advance) which materially and adversely affects the funding of the advances at any interest rate computed on the basis of the LIBOR, or by reason of a change in any applicable law or government regulation, guideline or order (whether or not having the force of law but, if not having the force of law, one with which a responsible chartered bank would comply) or in the interpretation thereof by any Official Body affecting such NRT Lender or any relevant financial market, which results in LIBOR no longer representing the effective cost to such NRT Lender of deposits in such market for a relevant Interest Period, or (iv) any change to present law or any future law, regulation, order, treaty or official directive (whether or not having the force of law but, if not having the force of law, one with which a responsible chartered bank would comply) or any change therein or any interpretation or application thereof by any Official Body has made it unlawful for such NRT Lender to make or maintain or give effect to its obligations in respect of United States dollar advances in Canada or in the United States, as applicable, as contemplated herein, then

    (d) the right of the NRT Borrower to obtain any affected LIBOR Loan from such NRT Lender shall be suspended until such NRT Lender determines that the circumstances causing such suspension no longer exist and such NRT Lender so notifies the NRT Borrower, such NRT Lender and the NRT Borrower shall negotiate such other availment as the NRT Lenders and the NRT Borrower may mutually agree upon;

    (e) if any affected LIBOR Loan is not yet outstanding, any applicable Drawdown Notice shall be cancelled and the advance requested therein shall not be made;

    (f) if any LIBOR Loan is already outstanding at any time under the NRT Facility, when the right of the NRT Borrower to obtain credit by way of a LIBOR Loan is suspended, any such outstanding LIBOR Loan shall be converted on the last day of the Interest Period applicable thereto (or on such earlier date as may be required by applicable law) to such other availment (in the principal amount of such LIBOR Loan) as the NRT Lenders and the NRT Borrower may mutually agree upon.

3.9     TIME AND PLACE OF PAYMENTS

        Unless otherwise expressly provided herein, the Borrowers shall make all payments pursuant to this agreement or pursuant to any document, instrument or agreement delivered pursuant hereto by deposit to the applicable Designated Account before 12:00 noon (Toronto time) on the day specified for payment and the Administrative Agent shall be entitled to withdraw the amount of any payment due to the Administrative Agent or the Lenders hereunder from such accounts on the day specified for payment.

3.10    REMITTANCE OF PAYMENTS

        Forthwith after the withdrawal from the applicable Designated Account by the Administrative Agent of any payment of principal, interest, fees or other amounts for the benefit of the relevant Lenders pursuant to Section 3.9, the Administrative Agent shall, subject to Sections 3.3 and 8.3 remit to each relevant Lender, in immediately available funds, such Lender's Pro Rata Share of such payment (except to the extent such payment results from a Loan with respect to which a Lender had failed, pursuant to Section 3.2, to make available to the Administrative Agent its Pro Rata Share and, where any other Lender has made funds available in the place and stead of a Defaulting Lender); provided that if the Administrative Agent, on the assumption that it will receive, on any particular date, a payment of principal (including, without limitation, a prepayment), interest, fees or other amount under a particular Credit Facility, remits to each relevant Lender its Pro Rata Share of such payment and the relevant Borrower fails to make such payment, each relevant Lender agrees to repay to the Administrative Agent, forthwith on demand, to the extent that such amount is not recovered from the relevant Borrower on demand and after reasonable efforts by the Administrative Agent to collect such amount (without in any way obligating the Administrative Agent to take any legal action with respect to such collection), such Lender's Pro Rata Share of the payment made to it pursuant hereto together with interest thereon at the then prevailing interbank rate for each day from the date such amount is remitted to the relevant Lenders until the date such amount is paid or repaid to the Administrative Agent, the exact amount of the repayment required to be made by the relevant Lenders pursuant hereto to be as set forth in a certificate delivered by the Administrative Agent to each relevant Lender, which certificate shall constitute prima facie evidence of such amount of repayment. Notwithstanding the foregoing, with respect to any standby fees paid to the Administrative Agent for the benefit of the U.S. RT Lenders pursuant to Section 7.6, the Pro Rata Share with respect to each U.S. RT Lender which has a related Canadian RT Lender shall be calculated on the basis that (i) such RT Lender's Individual Commitment with respect to the RT Facility shall be the amount of such RT Lender's Individual Commitment with respect to the RT Facility otherwise determined hereunder less the amount of outstanding credit extended to the Canadian RT Borrowers hereunder by the related Canadian RT Lender and (ii) the Total Commitment Amount with respect to the RT Facility shall be adjusted accordingly.

3.11    EVIDENCE OF INDEBTEDNESS

        The Administrative Agent shall maintain accounts wherein the Administrative Agent shall record the amount of credit outstanding, each payment of principal and interest on account of each Loan, each Bankers' Acceptance accepted and cancelled, each Letter issued and drawn upon and all other amounts becoming due to and being paid to the Lenders or the

Administrative Agent hereunder, including acceptance fees, Letter fees and standby fees. The Administrative Agent's accounts constitute, in the absence of manifest error, PRIMA FACIE evidence of the indebtedness of the Borrowers pursuant to this agreement.

3.12    GENERAL PROVISIONS RELATING TO ALL LETTERS

    (a) Each relevant RT Borrower hereby acknowledges and confirms to the Issuing RT Lender that the Issuing RT Lender shall not be obliged to make any inquiry or investigation as to the right of any beneficiary to make any claim or Draft or request any payment under a Letter and payment by the Issuing RT Lender pursuant to a Letter shall not be withheld by the Issuing RT Lender by reason of any matters in dispute between the beneficiary thereof and such RT Borrower. The sole obligation of the Issuing RT Lender with respect to Letters is to cause to be paid a Draft drawn or purporting to be drawn in accordance with the terms of the applicable Letter and for such purpose the Issuing RT Lender is only obliged to determine that the Draft purports to comply with the terms and conditions of the relevant Letter.

    (b) The Issuing RT Lender shall not have any responsibility or liability for or any duty to inquire into the form, sufficiency (other than to the extent provided in the preceding paragraph), authorization, execution, signature, endorsement, correctness (other than to the extent provided in the preceding paragraph), genuineness or legal effect of any Draft, certificate or other document presented to it pursuant to a Letter and each relevant RT Borrower unconditionally assumes all risks with respect to the same. Each relevant RT Borrower agrees that it assumes all risks of the acts or omissions of the beneficiary of any Letter with respect to the use by such beneficiary of the relevant Letter.

    (c) The obligations of each relevant RT Borrower hereunder with respect to Letters shall be absolute, unconditional and irrevocable and shall not be reduced by any event or occurrence including, without limitation:

        (i) any lack of validity or enforceability of this agreement or any such Letter;

        (ii) any amendment or waiver of or any consent to departure from this agreement;

        (iii) the existence of any claim, set-off, defense or other rights which such RT Borrower may have at any time against any beneficiary or any transferee of any such Letter (or any person or entities for whom any such beneficiary or any such transferee may be acting), any RT Lender, the Issuing RT Lender or any other person or entity;

        (iv) any Draft, statement or other document presented under any such Letter proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect whatsoever;

        (v) payment by the Issuing RT Lender under such Letter against presentation of a sight draft or certificate which does not comply with the terms of such Letter;

        (vi) any non-application or misapplication by the beneficiary of such Letter of the proceeds of any drawing under such Letter; (vii) the surrender or impairment of any Security; or

        (viii) any reduction or withdrawal of the Issuing RT Lender's credit rating by any rating agency.

        The obligations of each relevant RT Borrower hereunder with respect to Letters shall remain in full force and effect and shall apply to any amendment to or extension of the expiration date of any such Letter.

    (d) Any action, inaction or omission taken or suffered by the Issuing RT Lender or any of the Issuing RT Lender's correspondents under or in connection with a Letter or any Draft made thereunder, if in good faith and in conformity with foreign or domestic laws, regulations or customs applicable thereto, shall be binding upon the relevant RT Borrower and shall not place the Issuing RT Lender or any of its correspondents under any resulting liability to such RT Borrower. Without limiting the generality of the foregoing, the Issuing RT Lender and its correspondents may receive, accept or pay as complying with the terms of a Letter, any Draft thereunder, otherwise in order which may be signed by, or issued to, the administrator or any executor of, or the trustee in bankruptcy of, or the receiver for any property of, or other person or entity acting as the representative or in the place of, such beneficiary or its successors and assigns. Each relevant RT Borrower covenants that it will not take any steps, issue any instructions to the Issuing RT Lender or any of its correspondents or institute any proceedings intended to derogate from the right or ability of the Issuing RT Lender or its correspondents to honour and pay any Draft or Drafts.

    (e) Each relevant RT Borrower agrees that the RT Lenders, the Issuing RT Lender and the Administrative Agent shall have no liability to it for any reason in respect of or in connection with any Letter, the issuance thereof, any payment thereunder, or any other action taken by the RT Lenders, the Issuing RT Lender or the Administrative Agent or any other person in connection therewith, other than on account of the Issuing RT Lender's gross negligence or wilful misconduct.

    (f) Save to the extent expressly provided otherwise in this Section
        3.14, the rights and obligations between the Issuing RT Lender and the relevant RT Borrower with respect to each Letter shall be determined in accordance with the applicable provisions of the (i) Uniform Customs and Practice for Documentary Credits (1993 Revision), ICC Publications 500 or (ii) the International Standby Practices - ISP98, ICC Publication No. 590, as applicable.

3.13    NOTICE PERIODS

        Each Drawdown Notice, Rollover Notice, Conversion Notice and Prepayment Notice shall be given to the Administrative Agent:

    (a) prior to 10:00 a.m. (Toronto time) on the third Banking Day prior to the date of any voluntary prepayment or the date of a drawdown of, rollover of, conversion into or conversion of a Bankers' Acceptance, LIBOR Loan or the issuance of a Letter; and

    (b) prior to 10:00 a.m. (Toronto time) on the second Banking Day prior to the date of any other drawdown, rollover or conversion.

3.14    ADMINISTRATIVE AGENT'S DISCRETION TO ALLOCATE

        Notwithstanding the provisions of Section 3.2, 3.4(a) and 9.6(b) with respect to the funding of Loans and Bankers' Acceptances and reimbursing with respect to Letters in accordance with each relevant Lender's Pro Rata Share, the Administrative Agent shall be entitled to reallocate the funding or reimbursement obligations among the relevant Lenders in order to ensure, to the greatest extent practicable, that after such funding the aggregate amount of credit extended hereunder by each Lender coincides with such Lender's Pro Rata Share of the aggregate amount of credit extended under a particular Credit Facility by all of the relevant Lenders, provided that no such allocation shall result in the aggregate amount of credit extended hereunder by any Lender exceeding such Lender's Individual Commitment under such Credit Facility.

                                   ARTICLE 4
                                   DRAWDOWNS

4.1     DRAWDOWN NOTICE

        Subject to Sections 3.1, 3.7, 3.8 and 3.8A and provided that all of the applicable conditions precedent set forth in Article 12 have been fulfilled by the Borrowers or waived by the relevant Lenders as provided in Section 14.14, any Borrower may, from time to time, obtain credit hereunder by giving to the Administrative Agent an irrevocable notice in substantially the form of Schedule E hereto ("DRAWDOWN NOTICE") in accordance with Section 3.13 and specifying, as applicable:

    (a) the Credit Facility under which the credit is to be extended;

    (b) the applicable Borrower;

    (c) the date the credit is to be obtained;

    (d) whether the credit is to be obtained by way of Prime Rate Loan, Base Rate Canada Loan, Base Rate New York Loan, LIBOR Loan, Bankers' Acceptance or Letter;

    (e) in the case of any credit to be obtained by way of a Loan, the principal amount of the Loan;

    (f) if the credit is to be obtained by way of LIBOR Loan, the applicable Interest Period;

    (g) if the credit is to be obtained by way of Bankers' Acceptances, the aggregate face amount of the Bankers' Acceptances to be issued and the term of the Bankers' Acceptances;

    (h) if the credit is to be obtained by way of Letter, the named beneficiary of the Letter, the maturity date and amount of the Letter, the currency in which the Letter is to be denominated and all other terms of the Letter (including, without limitation, (i) the proposed form of the Letter and (ii) if the Letter is to be issued on behalf of a Subsidiary of the applicable RT Borrower as well as on behalf of the applicable RT Borrower, the name of such Subsidiary); and

    (i) the details of any irrevocable authorization and direction pursuant to Section 3.2.

If credit is to be obtained by way of Letter and if such Letter is to be issued on behalf of a Subsidiary of the applicable RT Borrower as well as on behalf of the applicable RT Borrower, such RT Borrower shall ensure that accompanying such Drawdown Notice is an instrument, substantially in the form of Schedule I hereto, and pursuant to which such Subsidiary shall agree, without qualification, to reimburse the Issuing RT Lender on demand for the full amount of each and any Draft presented to and paid by the Issuing RT Lender in accordance with such Letter.

                                   ARTICLE 5
                                   ROLLOVERS

5.1     BANKERS' ACCEPTANCES

        Provided that the relevant Canadian RT Borrower has, by giving notice to the Administrative Agent in accordance with Section 5.3, requested the Canadian RT Lenders to accept its drafts to replace all or a portion of outstanding Bankers' Acceptances as they mature, each Canadian RT Lender shall, on the maturity of such Bankers' Acceptances and concurrent with the payment by the relevant Canadian RT Borrower to such Canadian RT Lender of the face amount of such Bankers' Acceptances or the portion thereof to be replaced, accept the relevant Canadian RT Borrower's draft or drafts having an aggregate face amount equal to its Pro Rata Share of the aggregate face amount of the matured Bankers' Acceptances or the portion thereof to be replaced in accordance with Section 3.4.

5.2     LIBOR LOANS

        Subject to Sections 3.7, 3.8 and 3.8A and provided that the relevant Borrower has, by giving notice to the Administrative Agent in accordance with
Section 5.3, requested the relevant Lenders to continue to extend credit by way of a LIBOR Loan to replace all or a portion of an outstanding LIBOR Loan as it matures, each relevant Lender shall, on the maturity of such LIBOR Loan, continue to extend credit to such Borrower by way of a LIBOR Loan (without a further advance of funds to such Borrower) in the principal amount equal to such Lender's Pro Rata Share of the principal amount of the matured LIBOR Loan or the portion thereof to be replaced.

5.3     ROLLOVER NOTICE

        The notice to be given to the Administrative Agent pursuant to Section
5.1 or 5.2 ("ROLLOVER NOTICE") shall be irrevocable, shall be given in accordance with Section 3.13, shall be in substantially the form of Schedule F hereto and shall specify:

    (a) the Credit Facility under which the rollover is to occur;

    (b) the applicable Borrower;

    (c) the maturity date of the maturing Bankers' Acceptances or the maturing LIBOR Loan, as the case may be;

    (d) the face amount of the maturing Bankers' Acceptances or the principal amount of the maturing LIBOR Loan, as the case may be, and the portion thereof to be replaced;

    (e) in the case of a maturing LIBOR Loan, the Interest Period or Interest Periods of the replacement LIBOR Loans; and

    (f) in the case of maturing Bankers' Acceptances, the aggregate face amount of the new Bankers' Acceptances to be issued and the term of the new Bankers' Acceptances.

5.4 ABSENCE OF NOTICE. Subject to Sections 3.7, 3.8 and 3.8A, in the absence of a Rollover Notice within the appropriate time periods referred to herein, a maturing LIBOR Loan in favour of the NRT Borrower shall be automatically rolled over into a LIBOR Loan with an Interest Period of one month.

5.5 ROLLOVER BY LENDERS. Upon written notice to such effect to the NRT Borrower at such time as a Default has occurred and is continuing, the Administrative Agent may, as applicable, on the maturity date of a LIBOR Loan, rollover such LIBOR Loan into a LIBOR Loan having an Interest Period of one month or such other period as the NRT Lenders may determine, as though a notice to such effect had been given in accordance with Section 5.3.

                                   ARTICLE 6
                                  CONVERSIONS

6.1     CONVERTING LOAN TO OTHER TYPE OF LOAN

        Subject to Sections 3.1, 3.7, 3.8 and 3.8A and provided that the relevant Borrower has, by giving notice to the Administrative Agent in accordance with Section 6.4, requested the relevant Lenders to convert all or a portion of an outstanding Loan (other than a BA Rate Loan) under the RT Facility into another type of Loan (other than a BA Rate Loan), each relevant

Lender shall, on the date of conversion (which, in the case of the conversion of all or a portion of an outstanding LIBOR Loan, shall be the date on which such Loan matures), continue to extend credit to such Borrower by way of the type of Loan into which the outstanding Loan or a portion thereof is converted (with a repayment and a subsequent advance of funds to such Borrower) in the aggregate principal amount equal to such Lender's Pro Rata Share of the principal amount or the Exchange Equivalent of the principal amount, as the case may be, of the outstanding Loan or the portion thereof which is being converted.

6.2     CONVERTING LOAN TO BANKERS' ACCEPTANCES

        Provided that the relevant Canadian RT Borrower has, by giving notice to the Administrative Agent in accordance with Section 6.4, requested the Canadian RT Lenders to accept its drafts to replace all or a portion of an outstanding Loan and, if a LIBOR Loan or a BA Rate Loan is to be replaced the date of conversion is the date on which such Loan matures, each Canadian RT Lender shall, on the date of conversion and concurrent with the payment by the relevant Canadian RT Borrower to each Canadian RT Lender of the principal amount of such outstanding Loan or the portion thereof which is being converted, accept the relevant Canadian RT Borrower's draft or drafts having an aggregate face amount equal to its Pro Rata Share of the aggregate principal amount of such Loan or the portion thereof which is being converted or the Canadian Dollar Equivalent thereof, as the case may be, such acceptance to be in accordance with Section 3.4.

6.3     CONVERTING BANKERS' ACCEPTANCES TO LOAN

        Each Canadian RT Lender shall, on the maturity date of a Bankers' Acceptance which such Canadian RT Lender has accepted, pay to the holder thereof the face amount of such Bankers' Acceptance. Subject to Sections 3.1, 3.7, 3.8 and 3.8A and provided that the relevant Canadian RT Borrower has, by giving notice to the Administrative Agent in accordance with Section 6.4, requested the Canadian RT Lenders to convert all or a portion of outstanding maturing Bankers' Acceptances into a Loan, each Canadian RT Lender shall, upon the maturity date of such Bankers' Acceptances and the payment by such Canadian RT Lender to the holders of such Bankers' Acceptances of the aggregate face amount thereof and concurrent with the payment by the relevant Canadian RT Borrower to such Canadian RT Lender of the aggregate face amount of such Bankers' Acceptances, extend credit to the relevant Canadian RT Borrower by way of the Loan into which the matured Bankers' Acceptances or a portion thereof are converted in the aggregate principal amount equal to its Pro Rata Share of the aggregate face amount or the U.S. Dollar Equivalent of the aggregate face amount, as the case may be, of the matured Bankers' Acceptances or the portion thereof which are being converted. Where a particular Canadian RT Lender has funded the relevant Canadian RT Borrower by way of a BA Rate Loan rather than by way of Bankers' Acceptances, the provisions of this Section 6.3 as they relate to Bankers' Acceptances shall apply mutatis mutandis to such BA Rate Loan.

6.4     CONVERSION NOTICE

        The notice to be given to the Administrative Agent pursuant to Section 6.1, 6.2 or 6.3 ("CONVERSION NOTICE") shall be irrevocable, shall be given in accordance with Section 3.13, shall be in substantially the form of Schedule G hereto and shall specify:

    (a) the applicable Borrower;

    (b) whether an outstanding Loan or Bankers' Acceptances are to be converted and, if an outstanding Loan is to be converted, the type of Loan to be converted;

    (c) the date on which the conversion is to take place;

    (d) the face amount of the Bankers' Acceptances or the portion thereof which is to be converted or the principal amount of the Loan or the portion thereof which is to be converted;

    (e) the type and amount of the Loan or Bankers' Acceptances into which the outstanding Loan or Bankers' Acceptances are to be converted;

    (f) if an outstanding Loan or Bankers' Acceptances are to be converted into a LIBOR Loan, the applicable Interest Period; and

    (g) if an outstanding Loan is to be converted into Bankers' Acceptances, the aggregate face amount of the new Bankers' Acceptances to be issued and the term of the new Bankers' Acceptances.

6.5     ABSENCE OF NOTICE

        Subject to Sections 3.7, 3.8 and 3.8A, in the absence of a Rollover Notice or Conversion Notice within the appropriate time periods referred to herein, a maturing LIBOR Loan in favour of a Canadian RT Borrower shall be automatically converted to a Base Rate Canada Loan, a maturing LIBOR Loan in favour of a U.S. RT Borrower shall automatically be converted to a Base Rate New York Loan and a maturing Bankers' Acceptance or BA Rate Loan shall be automatically converted to a Prime Rate Loan as though a notice to such effect had been given in accordance with Section 6.4.

6.6     CONVERSION BY LENDERS

        Upon written notice to such effect to the relevant Borrower at such time as a Default has occurred and is continuing, the Administrative Agent may, as applicable, on the maturity date of a Bankers' Acceptance, BA Rate Loan or a LIBOR Loan, convert such Bankers' Acceptance or BA Rate Loan into a Prime Rate Loan, convert such LIBOR Loan in favour of a Canadian RT Borrower into a Base Rate Canada Loan and convert such LIBOR Loan in favour of a U.S. RT Borrower into a Base Rate New York Loan, as though a notice to such effect had been given in accordance with Section 6.4.

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                                     - 52 -

6.7 CONVERSION OF LIBOR LOANS UNDER NRT FACILITY. No LIBOR Loan extended under the NRT Facility may be converted pursuant to the provisions of this
Article 6.

                                   ARTICLE 7
                               INTEREST AND FEES

7.1     INTEREST RATES

        The Borrowers shall pay to the relevant Lenders, in accordance with
Section 3.9, interest on the outstanding principal amount from time to time of each Loan (other than a BA Rate Loan) and on overdue interest thereon, at the rate per annum equal to:

        (i) in the case of each Prime Rate Loan, the Prime Rate plus the Applicable Rate;

        (ii) in the case of each Base Rate Canada Loan, the Alternate Base Rate Canada plus the Applicable Rate;

        (iii) in the case of each Base Rate New York Loan, the Alternate Base Rate New York plus the Applicable Rate;

        (iv) in the case of each LIBOR Loan in favour of a Canadian RT Borrower or the NRT Borrower, LIBOR plus the Applicable Rate; and

        (v) in the case of each LIBOR Loan in favour of a U.S. RT Borrower, LIBOR (Reserve Adjusted) plus the Applicable Rate.

7.2     CALCULATION AND PAYMENT OF INTEREST

    (a) Interest on the outstanding principal amount from time to time of each Prime Rate Loan and Base Rate Canada Loan and on overdue interest thereon shall accrue from day to day from and including the date on which credit is obtained by way of such Loan or on which such overdue interest is due, as the case may be, to but excluding the date on which such Loan or overdue interest, as the case may be, is repaid in full (both before and after maturity and as well after as before judgment) and shall be calculated on the basis of the actual number of days elapsed divided by 365.

    (b) Interest on the outstanding principal amount from time to time of each LIBOR Loan and Base Rate New York Loan and on overdue interest thereon shall accrue from day to day from and including the date on which credit is obtained by way of such Loan or on which such overdue interest is due, as the case may be, to but excluding the date on which such Loan or overdue interest, as the case may be, is repaid in full (both before and after maturity and as well after as before judgment) and shall be calculated on the basis of the actual number of days elapsed divided by 360.

    (c) Accrued interest shall be paid,

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                                     - 53 -

        (i) in the case of interest on Prime Rate Loans, Base Rate Canada Loans and Base Rate New York Loans, monthly in arrears on the 22nd day of each calendar month; and

        (ii) in the case of interest on LIBOR Loans, on the last day of the applicable Interest Period; provided that, in the case of Interest Periods of a duration longer than three months, accrued interest shall be paid no less frequently than every three months from the first day of such Interest Period during the term of such Interest Period and on the date on which such LIBOR Loans are otherwise required to be repaid.
7.3     GENERAL INTEREST RULES

    (a) For the purposes hereof, whenever interest is calculated on the basis of a year of 360 or 365 days, each rate of interest determined pursuant to such calculation expressed as an annual rate for the purposes of the INTEREST ACT (Canada) is equivalent to such rate as so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360 or 365 days, respectively.

    (b) Interest on each Loan and on overdue interest thereon shall be payable in the currency in which such Loan is denominated during the relevant period.

    (c) If a Borrower fails to pay any fee or other amount of any nature payable by it to the Administrative Agent or the Lenders hereunder (other than principal or interest) or under any document, instrument or agreement delivered pursuant hereto on the due date therefor, such Borrower shall pay to the Administrative Agent or the relevant Lenders, as the case may be, interest on such overdue amount in the same currency as such overdue amount is payable from and including such due date to but excluding the date of actual payment (as well after as before judgment) at the rate per annum, calculated and compounded monthly, which is equal to:

        (i) the Alternate Base Rate Canada plus 3% in the case of overdue amounts denominated in U.S. dollars; and

        (ii)    the Prime Rate plus 3% in the case of all other overdue amounts.

        Such interest on overdue amounts shall become due and be paid on demand made by the Administrative Agent.

7.4     SELECTION OF INTEREST PERIODS

        With respect to each LIBOR Loan, the applicable Borrower shall specify in the Drawdown Notice, Rollover Notice or Conversion Notice, the duration of the Interest Period provided that:

    (a) Interest Periods shall have a duration from one, two, three or six months (subject to availability and to the aggregate number of Interest Periods with different dates outstanding being less than ten
        (10));

    (b) the first Interest Period for a LIBOR Loan shall commence on and include the day on which credit is obtained by way of such Loan and each subsequent Interest Period applicable thereto shall commence on and include the date of the expiry of the immediately preceding Interest Period applicable thereto; and

    (c) if any Interest Period would end on a day which is not a Banking
        Day, such Interest Period shall be extended to the next succeeding Banking Day unless such next succeeding Banking Day falls in the next calendar month, in which case such Interest Period shall be shortened to end on the immediately preceding Banking Day.

7.5     ACCEPTANCE FEES

    (a) Upon the acceptance of any draft of a Canadian RT Borrower under the RT Facility pursuant hereto, such RT Borrower shall pay to the Canadian RT Lenders, in the manner provided herein, in advance, an acceptance fee calculated at the rate per annum, on the basis of a year of 365 days, equal to the Applicable Rate on the face amount of such Bankers' Acceptance for its term, being the actual number of days in the period commencing on the date of acceptance of such RT Borrower's draft and ending on but excluding the maturity date of the Bankers' Acceptance; provided, however, that such fee shall not be less than Cdn. $200 with respect to any single transaction involving the issuance of one or more Bankers' Acceptances.

    (b) With respect to each drawdown by way of Bankers' Acceptances, such acceptance fees shall be paid by the Canadian RT Lenders deducting the amount thereof from the BA Discounted Proceeds before advancing the BA Proceeds to the Administrative Agent as provided in Section 3.4(c). With respect to each rollover or conversion into Bankers' Acceptances, such acceptance fees shall be paid by the relevant RT Borrower to the Administrative Agent as provided in Section 3.4(c). Each such payment is non-refundable and fully earned when due.

7.6     STANDBY FEES

    (a) In respect of the RT Facility, upon the first Banking Day following the completion of each Fiscal Quarter and on the termination of the RT Facility, the RT Borrowers shall pay, in accordance with Section 3.9, to the U.S. RT Lenders (to the extent such U.S. RT Lenders are not also Canadian RT Lenders) and otherwise to the Canadian RT Lenders, in arrears, a standby fee calculated at the rate per annum, on the basis of a year of 365 days, equal to the Applicable Rate on the Available Credit with respect to the RT Facility, such fee to accrue daily from the date of the execution and delivery of this agreement to and including the date of payment. For certainty, any such fees payable by the Canadian

        RT Borrower shall be payable to the Canadian RT Lenders and any such fees payable by the U.S. RT Borrowers shall be payable to the U.S. RT Lenders.

    (b) In respect of the NRT Facility, upon the first Banking Day following the completion of each Fiscal Quarter during the NRT Facility Availability Period and on the final Banking Day of the NRT Facility Availability Period, the NRT Borrower shall pay, in accordance with
        Section 3.9, to the NRT Lenders, in arrears, a standby fee calculated at a rate per annum, on the basis of a year of 365 days, equal to the Applicable Rate on the Available Credit with respect to the NRT Facility, such fee to accrue daily from the date of the execution and delivery of this agreement to and including the date of payment.

7.7     LETTER FEES

    (a) The relevant RT Borrower shall pay to the relevant RT Lenders (ie. a Canadian RT Borrower shall pay to the Canadian RT Lenders and a U.S. RT Borrower shall pay to the U.S. RT Lenders), in accordance with Section 3.9, an issuance fee quarterly in arrears on the first Banking Day of each Fiscal Quarter, calculated at a rate per annum equal to the Applicable Rate on the basis of a year of 365 days and on the amount of each such Letter for a period of time equal to the number of days in the preceding Fiscal Quarter on which such Letter was outstanding. In addition, with respect to all Letters, the relevant RT Borrower shall from time to time pay to the Issuing RT Lender its usual and customary fees (at the then prevailing rates) for the amendment, delivery and administration of letters of credit such as the Letters. Each such payment is non-refundable and fully earned when due.

    (b) With respect to each Letter issued hereunder, the relevant RT
        Borrower shall pay to the Issuing RT Lender, in accordance with Section 3.9, a fronting fee quarterly in arrears on the first Banking Day of each Fiscal Quarter, calculated at a rate of 0.125% per annum on that portion of the amount of each such Letter for which RT Lenders other than the Issuing RT Lender have agreed to reimburse the Issuing RT Lender for any amounts drawn hereunder and for a period of time equal to the number of days in the preceding Fiscal Quarter on which such Letter was outstanding. Each such payment is non-refundable and fully earned when due.

7.8     APPLICABLE RATE ADJUSTMENT

        The changes in the Applicable Rate shall be effective as of the first day of the applicable Fiscal Quarter, in each case based upon the compliance certificate contemplated under Section 11.1(a)(iii) that has previously been delivered to the Administrative Agent with respect to the second immediately preceding Fiscal Quarter. If a new Applicable Rate becomes effective during the term of an outstanding Bankers' Acceptance, BA Rate Loan, LIBOR Loan or Letter, the Administrative Agent shall forthwith determine the amount of any overpayment or underpayment of acceptance fees with respect to such Bankers' Acceptances, interest with respect to such BA Rate Loan or LIBOR Loan or issuance fees with respect to such Letters and notify the Borrowers and the Lenders of such amounts. Such determination by the Administrative Agent shall constitute, in the absence of manifest error, PRIMA FACIE evidence of the amount of such overpayment or underpayment, as the case may be. In the event of an underpayment, the Borrowers shall, upon receipt of such notice, pay to the relevant Lenders in accordance with Section 3.9, the amount of such underpayment. In the event of any overpayment, the amount of such overpayment shall be credited to succeeding payments of acceptance fees, interest or issuance fees, as the case may be, as they become due until such amount has been fully applied.

                                   ARTICLE 8
                 RESERVE, CAPITAL, INDEMNITY AND TAX PROVISIONS

8.1     CONDITIONS OF CREDIT

        The obtaining or maintaining of credit hereunder shall be subject to the terms and conditions contained in this Article 8.

8.2     CHANGE OF CIRCUMSTANCES

        If, with respect to any type of credit, the introduction or adoption of any law, regulation, guideline, request or directive (whether or not having the force of law) of any governmental authority, central bank or comparable agency ("RESTRAINT") or any change therein or in the application thereof to any Borrower or to any Lender or in the interpretation or administration thereof or any compliance by any Lender therewith:

    (a) prohibits or restricts extending or maintaining such type of credit or the charging of interest or fees in connection therewith, such Borrower agrees that such Lender shall have the right to comply with such Restraint, shall have the right to refuse to permit such Borrower to obtain such type of credit and shall have the right to require, at the option of such Borrower, the conversion of such outstanding credit to another type of credit to permit compliance with the Restraint or repayment in full of such credit together with accrued interest thereon on the last day on which it is lawful for such Lender to continue to maintain and fund such credit or to charge interest or fees in connection therewith, as the case may be; or

    (b) shall impose or require any reserve, special deposit requirements or tax (excluding taxes measured with reference to the net income of such Lender or capital taxes or receipts and franchise taxes), shall establish an appropriate amount of capital to be maintained by such Lender or shall impose any other requirement or condition which results in an increased cost to such Lender of extending or maintaining a credit or obligation hereunder or reduces the amount received or receivable by such Lender with respect to any credit under this agreement or reduces such Lender's effective return hereunder or on its capital or causes such Lender to make any payment or to forego any return based on any amount received or receivable hereunder, then, on notification to such Borrower by such Lender, such Borrower shall pay immediately to such Lender such amounts as shall fully compensate such Lender for all such increased costs, reductions, payments or foregone returns which accrue up to and including the date of receipt by such Borrower of such notice and thereafter, upon demand from time to time, such Borrower shall pay such additional amount as shall fully compensate such Lender for any such increased or imposed costs, reductions, payments or foregone returns. Such Lender shall notify the relevant Borrower of any actual increased or imposed costs, reductions, payments or foregone returns forthwith on becoming aware of same and shall concurrently provide to such Borrower a certificate of an officer of such Lender setting forth the amount of compensation to be paid to such Lender and the basis for the calculation of such amount. Notwithstanding this Section 8.2(b), no Borrower shall be liable to compensate such Lender for any such cost, reduction, payment or foregone return occurring more than 60 days before receipt by such Borrower of the aforementioned notification from such Lender; provided, however, that the aforementioned limitation shall not apply to any such cost, reduction, payment or foregone return of a retroactive nature.

8.3     FAILURE TO FUND AS A RESULT OF CHANGE OF CIRCUMSTANCES

        If any Lender but not all of the Lenders who have Individual Commitments seeks additional compensation pursuant to Section 8.2(b) (the "AFFECTED LENDER"), then the relevant Borrowers may indicate to the Administrative Agent in writing that they desire to replace the Affected Lender with one or more of the other relevant Lenders, and the Administrative Agent shall then forthwith give notice to the other relevant Lenders that any such Lender or Lenders may, in the aggregate, advance all (but not part) of the Affected Lender's Pro Rata Share of the affected credit and, in the aggregate, assume all (but not part) of the Affected Lender's Individual Commitments and obligations under a Credit Facility and acquire all (but not part) of the rights of the Affected Lender and assume all (but not part) of the obligations of the Affected Lender under each of the other Credit Documents to the extent they relate to such Credit Facility (but in no event shall any other relevant Lender or the Administrative Agent be obliged to do so). If one or more relevant Lenders shall so agree in writing (herein collectively called the "ASSENTING LENDERS" and individually called an "ASSENTING LENDER") with respect to such advance, acquisition and assumption, the Pro Rata Share of such credit of each Assenting Lender and the Individual Commitments and the obligations of such Assenting Lender under a particular Credit Facility and the rights and obligations of such Assenting Lender under each of the other Credit Documents to the extent they relate to such Credit Facility shall be increased by its respective pro rata share (based on the relative Individual Commitments of the Assenting Lenders) of the Affected Lender's Pro Rata Share of such credit and Individual Commitments and obligations under such Credit Facility and rights and obligations under each of the other Credit Documents to the extent they relate to such Credit Facility on a date mutually acceptable to the Assenting Lenders and the relevant Borrower. On such date, the Assenting Lenders shall extend to the relevant Borrower the Affected Lender's Pro Rata Share of such credit and shall prepay to the Affected Lender the advances of the Affected Lender then outstanding, together with all interest accrued thereon and all other amounts owing to the Affected Lender hereunder, and, upon such advance and prepayment by the Assenting Lenders, the Affected Lender shall cease to be a "Lender" for purposes of this agreement and shall no longer have any obligations hereunder, subject always to its continuing obligations pursuant to Section 9.6. Upon the assumption of the Affected Lender's Individual Commitments as aforesaid by an Assenting


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                                     - 58 -

Lender, Schedule A hereto shall be deemed to be amended to increase the Individual Commitment of such Assenting Lender by the respective amounts of such assumption.

8.4     INDEMNITY RELATING TO CREDITS

        Upon notice from the Administrative Agent to the relevant Borrower (which notice shall be accompanied by a detailed calculation of the amount to be paid by such Borrower), such Borrower shall pay to the Administrative Agent or the relevant Lenders such amount or amounts as will compensate the Administrative Agent or the relevant Lenders (including, for certainty, the Issuing RT Lender) for any loss, cost or expense incurred by them:

    (a) in the liquidation or redeposit of any funds or bullion acquired by the relevant Lenders to fund or maintain any portion of a LIBOR Loan or a BA Rate Loan as a result of:

        (i) the failure of such Borrower to borrow or make repayments on the dates specified under this agreement or in any notice from such Borrower to the Administrative Agent (provided that if any notice specifies the repayment of a LIBOR Loan or a BA Rate Loan at any time other than its maturity date, then such Borrower shall be responsible for any loss, costs or expenses referred to above); or

        (ii) the repayment or prepayment of any amounts on a day other than the payment dates prescribed herein or in any notice from such Borrower to the Administrative Agent (provided that if any notice specifies the repayment of a LIBOR Loan or a BA Rate Loan at any time other than its maturity date, then such Borrower shall be responsible for any loss, costs or expenses referred to above); or

    (b) with respect to any Bankers' Acceptance or Letter, arising from claims or legal proceedings, and including reasonable legal fees and disbursements, respecting the collection of amounts owed by such RT Borrower hereunder in respect of such Bankers' Acceptance or Letter or the enforcement of the Administrative Agent or the Lenders' rights hereunder in respect of such Bankers' Acceptance or Letter including, without limitation, legal proceedings attempting to restrain the Administrative Agent or the Lenders from paying any amount under such Bankers' Acceptance or Letter.

8.5 INDEMNITY FOR TRANSACTIONAL AND ENVIRONMENTAL LIABILITY

    (a) The Borrowers hereby agree to indemnify and hold the Administrative Agent, each Lender, the Issuing RT Lender and each of their respective Affiliates, shareholders, officers, directors, employees, and agents (collectively, the "INDEMNIFIED PARTIES") free and harmless from and against any and all claims, demands, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith (irrespective of whether such Indemnified Party is a party to the action for which indemnification hereunder is sought), and including, without limitation, reasonable legal fees and out of pocket disbursements and amounts paid in settlement which are approved by the Borrowers (collectively in this Section 8.5(a), the "INDEMNIFIED LIABILITIES"), incurred or suffered by, or asserted against, the Indemnified Parties or any of them as a result of, or arising out of, or relating to (i) the extension of credit contemplated herein, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of any credit extended hereunder, (iii) any actual or threatened investigation, litigation or other proceeding relating to any credit extended or proposed to be extended as contemplated herein or (iv) the execution, delivery, performance or enforcement of the Credit Documents and any instrument, document or agreement executed pursuant hereto, except for any such Indemnified Liabilities that a court of competent jurisdiction determined arose on account of the relevant Indemnified Party's gross negligence or willful misconduct.

    (b) Without limiting the generality of the indemnity set out in the preceding clause (a), the Borrowers hereby further agree to indemnify and hold the Indemnified Parties free and harmless from and against any and all claims, demand, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith, including, without limitation, reasonable legal fees and out of pocket disbursements and amounts paid in settlement which are approved by the Borrowers, of any and every kind whatsoever paid (collectively in this Section 8.5(b), the "INDEMNIFIED LIABILITIES"), incurred or suffered by, or asserted against, the Indemnified Parties or any of them for, with respect to, or as a direct or indirect result of, (i) the presence on or under, or the escape, seepage, leakage, spillage, discharge, emission or release from, any real property legally or beneficially owned (or any estate or interest which is owned), leased, used or operated by any Company of any Hazardous Material, Contaminant, Pollutant or Waste, and
        (ii) any other violation of an Environmental Law by any Company, and regardless of whether caused by, or within the control of, such Company, except for any such Indemnified Liabilities that a court of competent jurisdiction determined arose on account of the relevant Indemnified Party's gross negligence or willful misconduct.

    (c) All obligations provided for in this Section 8.5 shall survive indefinitely the permanent repayment of the outstanding credit hereunder and the termination of the Credit Agreement. The obligations provided for in this Section 8.5 shall not be reduced or impaired by any investigation made by or on behalf of the Administrative Agent or any of the Lenders.

    (d) The Borrowers hereby agree that, for the purposes of effectively allocating the risk of loss placed on the Borrowers by this Section 8.5, the Administrative Agent and each Lender shall be deemed to be acting as the agent or trustee on behalf of and for the benefit of their respective shareholders, officers, directors, employees and agents.

    (e) If, for any reason, the obligations of the Borrowers pursuant to this Section 8.5 shall be unenforceable, the Borrowers agree to make the maximum contribution to the payment and satisfaction of each obligation that is permissible under applicable law.

8.6     PAYMENTS FREE AND CLEAR OF TAXES

    (a) Any and all payments made by any Borrower hereunder or under any other Finance Document (any such payment being hereinafter referred to as a "PAYMENT") to or for the benefit of the Administrative Agent or any Lender shall be made without set-off or counterclaim, and free and clear of, and without deduction or withholding for, or on account of, any and all present or future Taxes, except to the extent such deduction or withholding is required by law or the administrative practice of any Official Body. If any Borrower shall be so required to deduct or withhold any Taxes from or in respect of any Payment made to or for the benefit of the Administrative Agent or any Lender, such Borrower shall:

        (i)     promptly notify the Administrative Agent of such requirement;

        (ii) pay to the Administrative Agent or such Lender, as the case may be, in addition to the Payment to which the Administrative Agent or such Lender is otherwise entitled, such additional amount as is necessary to ensure that the net amount actually received by the Administrative Agent or such Lender (free and clear of, and net of, any such Taxes, including the full amount of any Taxes required to be deducted or withheld from any additional amount paid by such Borrower under this Section 8.6(a), whether assessable against such Borrower, the Administrative Agent or such Lender) equals the full amount the Administrative Agent or such Lender, as the case may be, would have received had no such deduction or withholding been required;

        (iii)   make such deduction or withholding;

        (iv) pay to the relevant Official Body in accordance with applicable law the full amount of Taxes required to be deducted or withheld (including the full amount of Taxes required to be deducted or withheld from any additional amount paid by such Borrower to the Administrative Agent or such Lender under this Section 8.6(a)), within the time period required by applicable law; and

        (v) as promptly as possible thereafter, forward to the Administrative Agent or such Lender, as the case may be, an original official receipt (or a certified copy), or other documentation reasonably acceptable to the Administrative Agent and such Lender, evidencing such payment to such Official Body.

    (b) If the Administrative Agent or any Lender is subject to Taxes under
        Part XIII of the Tax Act (or any successor part) in respect of any Payment made by any

        Borrower but such Taxes are not levied by way of deduction or withholding (all such Taxes being "NON-WITHHELD PART XIII TAXES"), such Borrower shall pay to the Administrative Agent or such Lender, as the case may be, at the time such Borrower makes such Payment and in addition to such Payment, such additional amount as is necessary to ensure that the total amount received by the Administrative Agent or such Lender, as the case may be, is equal to the Payment plus the amount of the Non-Withheld Part XIII Taxes exigible in respect of the aggregate of the Payment and the additional amount payable under this Section 8.6(b).

    (c) In addition, the Borrowers agree to pay any and all present or future stamp or documentary taxes or excise or property taxes, charges or levies of a similar nature, which arise from any Payment or from the execution, delivery or registration of, or otherwise with respect to, the Finance Documents and the transactions contemplated thereby (any such amounts being hereinafter referred to as "OTHER TAXES").

    (d) Each Borrower hereby indemnifies and holds harmless the Administrative Agent and each Lender, on an after-Taxes basis, for the full amount of Taxes and Other Taxes, including Non-Withheld Part XIII Taxes, interest, penalties and other liabilities, levied, imposed or assessed against (and whether or not paid directly by) the Administrative Agent or such Lender, as applicable, and for all expenses, resulting from or relating to any Borrower's failure to:

        (i) remit to the Administrative Agent or such Lender the documentation referred to in Section 8.6(a)(v);

        (ii) pay any Taxes or Other Taxes when due to the relevant Official Body (including, without limitation, any Taxes imposed by any Official Body on amounts payable under this Section 8.6)); or

        (iii) pay to the Administrative Agent or applicable Lender any Non-Withheld Part XIII Taxes in accordance with Section 8.6(b),

        whether or not such Taxes or Other Taxes were correctly or legally assessed. The Administrative Agent or any Lender who pays any Taxes or Other Taxes (other than Non-Withheld Part XIII Taxes), and the Administrative Agent or any Lender who pays any Non-Withheld Part XIII Taxes in excess of the amount (if any) paid by a Borrower on account thereof under Section 8.6(b), shall promptly notify such Borrower of such payment, provided, however, that failure to provide such notice shall not detract from, or compromise, the obligations of the Borrowers under this Section 8.6. Payment pursuant to this indemnification shall be made within 30 days from the date the Administrative Agent or the relevant Lender, as the case may be, makes written demand therefor accompanied by a certificate as to the amount of such Taxes or Other Taxes and the calculation thereof, which calculation shall be PRIMA FACIE evidence of such amount.

    (e) If any Borrower determines in good faith that a reasonable basis exists for contesting any Taxes for which a payment has been made under this Section 8.6, the relevant Lender or the Administrative Agent, as applicable, shall, if so requested by such Borrower, cooperate with such Borrower in challenging such Taxes at such Borrower's expense.

    (f) If any Lender or the Administrative Agent, as applicable, receives a refund of, or credit for, Taxes for which a payment has been made by any Borrower under this Section 8.6, which refund or credit in the good faith judgment of such Lender or the Administrative Agent, as the case may be, is attributable to the Taxes giving rise to such payment made by such Borrower, then such Lender or the Administrative Agent, as the case may be, shall reimburse such Borrower for such amount (if any, but not exceeding the amount of any payment made under this Section 8.6 that gives rise to such refund or credit), net of out-of-pocket expenses of such Lender or the Administrative Agent, as the case may be, which the Administrative Agent or such Lender, as the case may be, determines in its absolute discretion will leave it, after such reimbursement, in no better or worse position than it would have been in if such Taxes had not been exigible. Any such Borrower, upon the request of the Administrative Agent or any Lender, agrees to repay the Administrative Agent or such Lender, as the case may be, any portion of any such refund or credit paid over to such Borrower that the Administrative Agent or such Lender, as the case may be, is required to pay to the relevant Official Body and agrees to pay any interest, penalties or other charges paid by such Lender or the Administrative Agent, as the case may be, as a result of or related to such payment to such Official Body. Neither the Administrative Agent nor any Lender shall be under any obligation to arrange its tax affairs in any particular manner so as to claim any refund or credit.

    (g) Each Borrower also hereby indemnifies and holds harmless the Administrative Agent and each Lender, on an after-Taxes basis, for any additional taxes on net income that the Administrative Agent or such Lender may be obliged to pay as a result of the receipt of amounts under this Section 8.6.

    (h) Any Lender that is entitled to an exemption from or reduction of withholding tax or Non-Withheld Part XIII Taxes under the law of the jurisdiction in which any Borrower is resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to Payments shall, at the request of such Borrower, deliver to such Borrower (with a copy to the Administrative Agent), at the time or times prescribed by applicable law or reasonably requested by such Borrower or the Administrative Agent, such properly completed and executed documentation prescribed by applicable law (if any) as will permit such payments to be made without withholding or at a reduced rate of withholding or a reduced rate of Non-Withheld Part XIII Taxes. In addition, (i) any Lender, if requested by any Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable law (if any) or reasonably requested by any Borrower or the Administrative Agent as will enable such Borrower or the Administrative Agent to determine whether or not such Lender is subject to withholding or information reporting requirements, and (ii) any Lender that ceases to be, or to be deemed to be, resident in Canada for purposes of Part XIII of the Tax Act or any successor provision thereto in respect of Payments shall within five Business Days thereof notify such Borrower and the Administrative Agent in writing. Notwithstanding the foregoing, no Lender shall be required to deliver any documentation pursuant to this
        Section 8.6(h) that such Lender is not legally able to deliver.

    (i) Neither any Lender nor the Administrative Agent shall be under any obligation to arrange its tax affairs in any particular manner or be obliged to disclose any information regarding its tax affairs or computations to the Borrowers or any other Person in connection with this Section 8.6.

    (j) Additional amounts payable under Section 8.6(a) and Non-Withheld
        Part XIII Taxes payable under Section 8.6(b) have the same character as the Payments to which they relate. For greater certainty, for example, additional amounts payable under Section 8.6(a) or Non-Withheld Part XIII Taxes payable under Section 8.6(b), in respect of interest payable under a Credit Document, shall be payments of interest under such Credit Document. All payments made under this Section 8.6 shall be subject to the provisions of this Section 8.6.

    (k) All Loans, advances and extensions of credit made to any Canadian RT Borrower under the RT Facility shall be made only by an RT Lender that is a Canadian Qualified Lender, unless such RT Lender became an RT
        Lender:

        (i) at the written request of or with the written consent of Kinross Canada; or

        (ii) in accordance with Section 15.5 following the occurrence of and during the continuance of an Event of Default.

        For greater certainty, no Canadian RT Borrower shall be required to pay any amount under this Section 8.6 in respect of any Payment to any Person that is not a Canadian Qualified Lender unless that Person ceased to be a Canadian Qualified Lender because of a change in law or unless that Person is receiving such Payment because:

        (iii) that Person became a Lender at the written request of or with the written consent of Kinross Canada;

        (iv) that Person acquired any interest under the Credit Documents or became a Participant pursuant to Section 15.5 following the occurrence of and during the continuance of an Event of Default; or

        (v) the relevant Canadian RT Borrower is making the Payment in its capacity as a joint and several obligor or guarantor under
                Section 1.13 or under any Borrower Guarantee, respectively, following the occurrence of and during the continuance of an Event of Default.

        For the purposes of this agreement, the term "CANADIAN QUALIFIED LENDER" means a Lender which:

        (vi)    is not a "non-resident" within the meaning of the Tax Act; or

        (vii) is an "authorized foreign bank" within the meaning of the Tax Act and receives all payments from the Canadian RT Borrower under the RT Facility in respect of its "Canadian banking business" within the meaning of the Tax Act.

    (l) All Loans, advances and extensions of credit made to any U.S. RT Borrower under the RT Facility shall be made only by an RT Lender that is a U.S. Qualified Lender unless such RT Lender became an RT Lender:

        (i) at the written request of or with the written consent of Kinross Canada; or

        (ii) in accordance with Section 15.5 following the occurrence of and during the continuance of an Event of Default.

        For greater certainty, no U.S. RT Borrower shall be required to pay any amount under this Section 8.6 in respect of any Payment to any Person that is not a U.S. Qualified Lender unless that Person ceased to be a U.S. Qualified Lender because of a change in law or unless that Person is receiving such Payment because:

        (iii) that Person became a Lender at the written request of or with the written consent of Kinross Canada;

        (iv) that Person acquired any interest under the Credit Documents or became a Participant pursuant to Section 15.5 following the occurrence of and during the continuance of an Event of Default; or

        (v) the relevant U.S. RT Borrower is making the Payment in its capacity as a joint and several obligor or guarantor under
                Section 1.13 or under any Borrower Guarantee, respectively, following the occurrence of and during the continuance of an Event of Default.

        For the purposes of this agreement, the term "U.S. QUALIFIED LENDER" means a Lender which:

        (vi) is a corporation, partnership or other entity created, organized or incorporated under the laws of the United States or a State thereof (including the District of Columbia) (any such entity being hereinafter referred to as a "UNITED STATES PERSON") provided, however, that in the case of any Lender other than a corporation, such Lender is not subject to "backup withholding" under Code Section 3406;

        (vii) is not a United States Person but is acting through a lending office located in the United States in a manner that results in a zero rate of withholding on any U.S. source payments made to such Lender by a resident of the United States; or

        (viii) is not a United States Person but is a "qualified resident" under an income tax convention between the United States and the country of residence of such Lender and such convention provides for a zero rate of withholding on any U.S.-source Payments made to such Lender by a resident of the United States, and in the case of an RT Lender referred to in (vi) through (viii) above:

        (ix) there has been no determination that such RT Lender is a "conduit entity" within the meaning of section 1.881-3(a)(4) of the United States Treasury Regulations with respect to Loans, advances and extensions of credit to the U.S. RT Borrower and that it is participating as a Lender pursuant to a "tax avoidance plan"; and

        (x) such RT Lender has properly completed and timely filed with the U.S. Borrowers all documentation required under the Code in order to entitle such RT Lender to a complete exemption from withholding of any and all United States federal income taxes on all Payments made to such RT Lender in connection with such Loans, advances and extensions of credit.

        For certainty, this Section 8.6(l) shall not apply to Export Development Canada in its capacity as a U.S. RT Lender.

    (m) Any Lender that is not a "United States Person" as defined in
        Section 7701(a)(30) of the Code (any such Lender being hereinafter referred to as a "NON-U.S. LENDER") and has made a Loan, advance or extension of credit to a U.S. RT Borrower shall, to the extent such Non-U.S. Lender is legally entitled to do so, submit to such U.S. RT Borrower and the Administrative Agent on or before the first date that any Payments are made to such Non-U.S. Lender under the Finance Documents by such U.S. RT Borrower: (A) two duly completed and signed original Internal Revenue Service Forms W-8BEN or W-8ECI (or applicable successor forms), and (B) if such Non-U.S. Lender is claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code: a certification in a form acceptable to the Administrative Agent that such Non-U.S. Lender is not a "bank" within the meaning of
        Section 881(c)(3)(A) of the Code. Each Lender that is not a Non-U.S. Lender shall deliver to the Borrowers and the Administrative Agent (in such number of copies as shall be requested by the recipient) duly completed copies of Internal Revenue Service Form W-9. Each such Lender agrees to provide the Borrowers and the Administrative Agent with new forms prescribed by the Internal Revenue Service upon the expiration or obsolescence of any previously delivered form, or after the occurrence of any event requiring a change in the most recent forms delivered by it to the Borrowers and the Administrative Agent. Notwithstanding the foregoing, no Lender shall be required to deliver any form pursuant to this Section 8.6(m) that such Lender is not legally able to deliver or that reflects any facts or statements that are inaccurate.

    (n) To the extent of any conflict or inconsistency between this Section
        8.6 and any provision of any other Finance Document, this Section 8.6 shall to the extent of such conflict or inconsistency override such other provision and prevail.

    (o) Each Borrower's obligations under this Section 8.6 shall survive without limitation the termination of the Credit Facilities and this agreement and all other Finance Documents and the permanent repayment of the outstanding credit and all other amounts payable hereunder.

                                   ARTICLE 9
                           REPAYMENTS AND PREPAYMENTS

9.1     REPAYMENT OF RT FACILITY

    (a) The RT Borrowers shall repay to the RT Lenders in full the outstanding credit under the RT Facility on the RT Facility Maturity Date together with all accrued and unpaid interest thereon and all accrued and unpaid fees with respect thereto. As concerns any Letter which, on the RT Facility Maturity Date, has an expiry date later than the RT Facility Maturity Date, the RT Borrowers shall pay to the Issuing RT Lender, on the RT Facility Maturity Date, the then contingent liability of the Issuing RT Lender thereunder (to be held solely for the purpose of satisfying any draw under such Letter and to be held subject to Section 13.2). Following such payment by the RT Borrowers to the Issuing RT Lender, the RT Borrowers shall have no further liability to the RT Lenders with respect to any such Letter.

    (b) The RT Borrowers shall repay to any Non-Continuing RT Lender in full the outstanding credit under the RT Facility owing to such Non-Continuing RT Lender on the relevant Non-Continuing RT Lender Maturity Date together with all accrued but unpaid interest thereon. As concerns any Letter which, on any such Non-Continuing RT Lender Maturity Date, has an expiry date later than such Non-Continuing RT Lender Maturity Date, the RT Borrowers shall pay to the Issuing RT Lender, on such Non-Continuing RT Lender Maturity Date, the then contingent liability of the Issuing RT Lender thereunder with respect to such Non-Continuing RT Lender (to be held solely for the purpose of satisfying any draw under such Letter and to be held subject to Section 13.2). Following such payment by the RT Borrowers to the Issuing RT Lender, the RT Borrowers shall have no further liability to such Non-Continuing RT Lender with respect to any such Letter.

9.2     EXTENSION OF RT FACILITY MATURITY DATE

    (a) At any time not earlier than May 1st of each year nor later than June 30th of each year, Kinross Canada may, by written request to the Administrative Agent (the "EXTENSION REQUEST"), request that this agreement be amended to extend the then current RT Facility Maturity Date to a date one year later than the then current RT Facility Maturity Date. A copy of the Extension Request shall be provided by the Administrative Agent to each of the RT Lenders in accordance with Section 14.18. Each RT Lender may, in its sole discretion and regardless of whether or not there is any Default hereunder, by written notice to the Administrative Agent (the "EXTENSION RESPONSE NOTICE"), not later than 25 days prior to date which is two years prior to the then current RT Facility Maturity Date (the "EXTENSION RESPONSE PERIOD"), approve or decline the Extension Request. If any RT Lender does not provide an Extension Response Notice within the Extension Response Period, such RT Lender shall be deemed to have declined the Extension Request. If the Majority Lenders approve the Extension Request, the Administrative Agent shall notify Kinross Canada and the RT Lenders of such approval and confirm the new RT Facility Maturity Date, which new RT Facility Maturity Date shall become effective on and from the then current RT Facility Maturity Date. If the Majority Lenders do not approve the Extension Request, the Administrative Agent shall notify Kinross Canada and the RT Lenders and the RT Facility Maturity Date shall not be extended.

    (b) If the Majority Lenders but less than all of the RT Lenders approve the Extension Request within the Extension Response Period (the "APPROVING RT LENDERS"), the following shall apply:

        (i) On or before the second Banking Day after the Extension Response Period, the Administrative Agent shall give written notice (the "ACQUISITION REQUEST NOTICE") to Kinross Canada and each RT Lender identifying the Approving RT Lenders and RT Lender or RT Lenders that have declined or are deemed to have declined the Extension Request (the "DECLINING RT LENDERS") and their respective Individual Commitments with respect to the RT Facility.

        (ii) Any Approving RT Lender may, at its option, acquire all or any portion of the rights and obligations of the Declining RT Lenders under the Credit Documents (all of such rights and obligations being herein called the "AVAILABLE RT AMOUNT") by giving written notice to the Administrative Agent (an "ACQUISITION NOTICE") of the portion of the Available RT Amount which it is prepared to acquire (the "DESIRED RT ACQUISITION Amount"). Such Acquisition Notice shall be given within 10 days following the giving of the Acquisition Request Notice (such deadline being herein called the "ACQUISITION DEADLINE"). If only one Approving RT Lender gives an Acquisition Notice to the Administrative Agent or if more than one Approving RT Lender gives an Acquisition Notice to the Administrative Agent but the aggregate of their Desired RT Acquisition Amounts is less than or equal to the Available RT Amount, then each such Approving RT Lender shall be entitled to acquire its Desired RT Acquisition Amount of the rights and obligations of the Declining RT Lenders under the Credit Documents. If more than one Approving RT Lender gives an Acquisition Notice to the Administrative Agent and the aggregate of the Desired RT Acquisition Amounts is greater than the Available RT Amount, then each such Approving RT Lender shall be entitled to acquire a pro rata share of the rights and obligations of the Declining RT Lenders under the Credit Documents, such pro rata share being determined based on the relative Desired RT Acquisition Amount of each such Approving RT Lender. On or before the second Banking Day following the Acquisition Deadline, the Administrative Agent shall give to Kinross Canada and each RT Lender a written notice identifying the Available RT Amount of each Declining RT Lender and the portion thereof to be acquired by each Approving RT Lender. Each of such acquisitions shall be completed on the date which is two years prior to the then current RT Facility Maturity Date (without giving effect to the Extension Request) in accordance with the procedures set out in Section 15.5(c). If the Available RT Amount is not completely acquired by the Approving RT Lenders, the RT Borrowers may locate other Persons ("SUBSTITUTE RT LENDERS") who qualify as RT Lenders (ie. if such Person is to be a Canadian RT Lender, such Person shall be a Canadian Qualified Lender and, if such Person is to be a U.S. RT Lender, such Person shall be a U.S. Qualified Lender), are satisfactory to the Administrative Agent and the Issuing RT Lender, acting reasonably, and who acquire all or a portion of the balance of the rights and obligations of the Declining RT Lenders under the Credit Documents on the date which is two years prior to the then current RT Facility Maturity Date (without giving effect to the Extension Request) in accordance with the procedures set out in Section 15.5(c). Any outstanding credit extended by the Declining RT Lenders to the RT Borrower which is not so acquired by Approving RT Lenders or Substitute RT Lenders shall remain outstanding hereunder subject to the terms and conditions hereof but shall be repaid by the RT Borrowers to the Declining Lender in full on the then current RT Facility Maturity Date (without giving effect to the Extension Request).

9.3 REPAYMENT OF NRT FACILITY. The NRT Borrower shall repay to the NRT Lenders the full principal amount of credit outstanding under the NRT Facility in quarterly repayments as follows:

        DATE OF REPAYMENT                                    AMOUNT OF REPAYMENT

        Each of:                                             4.545% of the NRT
        May 18, 2008,                                        Repayment Amount
        August 18, 2008
        November 18, 2008,
        February 18, 2009,
        May 18, 2009,
        August 18, 2009,
        November 18, 2009,
        February 18, 2010,
        May 18, 2010,
        August 18, 2010,
        November 18, 2010,
        February 18, 2011,
        May 18, 2011,
        August 18, 2011 and
        November 18, 2011

        NRT Facility Maturity Date                           31.825% of the NRT
                                                             Repayment Amount

The NRT Borrower will cause the Eligible Gold Purchasers to deposit proceeds of all gold sales to the Gold Proceeds Account. Notwithstanding the foregoing, the NRT Borrower agrees that its obligations under this agreement are general obligations of the NRT Borrower and that the recourse of the NRT Lenders and the Administrative Agent in respect thereof is not limited to the proceeds of sales of gold by the NRT Borrower to Eligible Gold Purchasers, to the Gold Proceeds Account or to any other property of the Borrower.

The NRT Borrower shall also pay to the NRT Lenders on the NRT Facility Maturity Date all accrued and unpaid interest thereon and all unpaid fees with respect thereto.

9.4     VOLUNTARY PREPAYMENTS UNDER A CREDIT FACILITY

        Subject to Section 9.5, the relevant Borrowers shall be entitled to prepay all or any portion of the outstanding Loans under a particular Credit Facility (other than the prepayment of Bankers' Acceptances or BA Rate Loans on any day other than the last day of their term) at any time, without penalty, provided that Section 8.4(a) shall be complied with in connection with any such prepayment. Amounts which are prepaid as aforesaid in respect of the RT Facility may be reborrowed. Amounts which are prepaid as aforesaid in respect of the NRT Facility may not be reborrowed.

9.5     PREPAYMENT NOTICE

        The relevant Borrowers shall give written notice to the Administrative Agent of each voluntary prepayment pursuant to Section 9.4. Such notice (a "PREPAYMENT NOTICE") shall be irrevocable, shall be given in accordance with
Section 3.13 and shall specify:

    (a) the Credit Facility under which the prepayment is to be made;

    (b) the date on which the prepayment is to take place; and

    (c) the type and principal amount of the Loan or the portion thereof which is to be prepaid.

9.6     REIMBURSEMENT OR CONVERSION ON PRESENTATION OF LETTERS

    (a) On presentation of a Letter and payment thereunder by the Issuing RT Lender, the relevant RT Borrower shall forthwith pay to the Administrative Agent for the account of the Issuing RT Lender, and thereby reimburse the Issuing RT Lender for, all amounts paid by the Issuing RT Lender pursuant to such Letter; failing such payment, the relevant RT Borrower shall be deemed to have effected a conversion of such Letter into a Base Rate Canada Loan (if such Letter was denominated in U.S. dollars and issued on behalf of and at the request of a Canadian RT Borrower), a Base Rate New York Loan (if such Letter was denominated in U.S. dollars and issued on behalf of and at the request of a U.S. RT Borrower) or a Prime Rate Loan (if such Letter was denominated in Canadian dollars) to the extent of the payment of the Issuing RT Lender thereunder.

    (b) If the Issuing RT Lender makes payment under any Letter and the relevant RT Borrower does not fully reimburse the Issuing RT Lender on or before the date of payment, then Section 9.6(a) shall apply to deem a Loan to be outstanding to the relevant RT Borrower under the RT Facility in the manner therein set out. Each relevant RT Lender shall, on request by the Issuing RT Lender, immediately pay to the Issuing RT Lender an amount equal to such RT Lender's Pro Rata Share of the amount paid by the Issuing RT Lender such that each relevant RT Lender is participating in the deemed Loan in accordance with its Pro Rata Share.

    (c) Each relevant RT Lender shall immediately on demand indemnify the Issuing RT Lender to the extent of such RT Lender's Pro Rata Share of any amount paid or liability incurred by the Issuing RT Lender under each Letter issued by it to the extent that the relevant RT Borrower does not fully reimburse the Issuing RT Lender therefor.

9.7     LETTERS SUBJECT TO AN ORDER

        Subject to Section 13.2, the relevant RT Borrower shall pay to the Issuing RT Lender an amount equal to the maximum amount available to be drawn under any unexpired Letter which becomes the subject of any Order; payment in respect of each such Letter shall be due forthwith upon demand.

9.8     CURRENCY OF REPAYMENT

        All payments and repayments of outstanding credit hereunder shall be made in the currency of such outstanding credit.

9.9     REPAYMENTS OF CREDIT EXCESS

        In the event that there is a Credit Excess with respect to a particular Credit Facility at any time, the relevant Borrowers shall repay to the relevant Lenders on demand the amount of such Credit Excess. Each such repayment shall first be applied to repay, as applicable, outstanding Prime Rate Loans, Base Rate Canada Loans and Base Rate New York Loans as selected by Kinross Canada, in the case of the RT Facility, and the NRT Borrower, in the case of the NRT Facility, and, to the extent that the amount of such repayment exceeds the aggregate amount of credit outstanding by way of such Loans which have been repaid, shall then be deposited by the Administrative Agent in a segregated account and held in trust for the relevant Lenders to be applied to repay outstanding BA Rate Loans or LIBOR Loans or, as applicable, to satisfy reimbursement obligations with respect to outstanding Bankers' Acceptances or Letters as such Loans or Bankers' Acceptances mature or as such Letters are drawn upon, as the case may be.

                                   ARTICLE 10
                         REPRESENTATIONS AND WARRANTIES

10.1    REPRESENTATIONS AND WARRANTIES

        To induce the Lenders and the Administrative Agent to enter into this agreement and to induce the Lenders to extend credit hereunder, the Borrowers hereby represent and warrant to the Lenders and the Administrative Agent, as of the date of this agreement, as of the date of each extension of credit hereunder and as of the last day of each Fiscal Quarter, as follows and acknowledge and confirm that the Lenders and the Administrative Agent are relying upon such representations and warranties in entering into this agreement and in extending credit hereunder:

    (a) STATUS AND POWER OF OBLIGORS. Each Obligor is a corporation duly incorporated and organized and validly subsisting in good standing under the laws of its jurisdiction of incorporation. Each Obligor is duly qualified, registered or licensed in all jurisdictions where the failure to do so could reasonably be expected to have a Material Adverse Effect. Each Obligor has all requisite corporate capacity, power and authority to own, hold under licence or lease its properties, to carry on its business as now conducted. Each Obligor has all necessary corporate capacity to enter into, and carry out the transactions contemplated by, the Credit Documents to which is a party.

    (b) AUTHORIZATION AND ENFORCEMENT. All necessary action, corporate or otherwise, has been taken to authorize the execution, delivery and performance by each Obligor of the Credit Documents to which it is a party. Each Obligor has duly executed and delivered the Credit Documents to which it is a party. The Credit Documents to which each Obligor is a party are legal, valid and binding obligations of such Obligor, enforceable against such Obligor in accordance with its terms, except to the extent that the enforceability thereof may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization and other laws of general application limiting the enforcement of creditors' rights generally,

        (ii) the fact that the courts may deny the granting or enforcement of equitable remedies and (iii) the fact that, pursuant to the CURRENCY ACT (Canada), no court in Canada may make an order expressed in any currency other than lawful money of Canada.

    (c) COMPLIANCE WITH OTHER INSTRUMENTS. The execution, delivery and performance by each Obligor of the Credit Documents to which it is a party, and the consummation of the transactions contemplated herein and therein, do not and will not conflict with, result in any material breach or violation of, or constitute a material default under, the terms, conditions or provisions of the charter or constating documents or by-laws of, or any shareholder agreement or declaration relating to, such Obligor or of any law, regulation, judgment, decree or order binding on or applicable to such Obligor or to which its property is subject or of any material agreement, lease, licence, permit or other instrument to which such Obligor is a party or is otherwise bound or by which such Obligor benefits or to which its property is subject and do not require the consent or approval of any Official Body or any other party.

    (d) FINANCIAL STATEMENTS. The consolidated financial statements of Kinross Canada for the most recently completed Fiscal Quarter or Fiscal Year, as the case may be, were prepared in accordance with generally accepted accounting principles and no Material Adverse Change has occurred in the condition, financial or otherwise, of Kinross Canada since the date of such financial statements. The consolidated balance sheet of the aforesaid financial statement presents a fair statement of the financial condition and assets and liability of Kinross Canada as at the date thereof and the consolidated statements of operations, retained earnings and cashflows contained in the aforesaid consolidated financial statements fairly presents the results of the operations of Kinross Canada throughout the period covered thereby. Except to the extent reflected or reserved against in the aforesaid balance sheet (including the notes thereto) and except as incurred in the ordinary and usual course of the business of Kinross Canada, Kinross Canada does not have any outstanding indebtedness or any liability or obligations (whether accrued, absolute, contingent or otherwise) of a material nature customarily reflected or reserved against in a balance sheet (including the notes thereto) prepared in accordance with generally accepted accounting principles.

    (e) LITIGATION. There are no actions, suits, inquiries, claims or proceedings (whether or not purportedly on behalf of any Company) pending or threatened in writing against or affecting any Company before any Official Body which in any case or in the aggregate could reasonably be expected to have a Material Adverse Effect.

    (f) TITLE TO ASSETS. Each Company has good title to its property, assets and undertaking, free from any Lien other than the Permitted Liens and title defects or irregularities that could not reasonably be expected to have a Material Adverse Effect.

    (g) CONDUCT OF BUSINESS. No Company is in violation of any agreement, mortgage, franchise, licence, judgment, decree, order, statute, statutory trust, rule or regulation relating in any way to itself or to the operation of its business or to its property or assets (including, without limitation, Environmental Laws) and which could reasonably be expected to have a Material Adverse Effect. Each Company holds all licenses, certificates of approval, approvals, registrations, permits and consents which are required to operate its businesses where they are currently being operated except where the failure to have such licenses, certificates of approval, approvals, registrations, permits and consents could not reasonably be expected to have a Material Adverse Effect.

    (h) OUTSTANDING DEFAULTS. No event has occurred which constitutes or which, with the giving of notice, lapse of time or both, would constitute a default under or in respect of any material agreement, undertaking or instrument to which any Company is a party or to which its respective property or assets may be subject, and which could reasonably be expected to have a Material Adverse Effect.

    (i) SOLVENCY PROCEEDINGS. No Company has:

        (i) admitted its inability to pay its debts generally as they become due or failed to pay its debts generally as they become due;

        (ii) in respect of itself, filed an assignment or petition in bankruptcy or a petition to take advantage of any insolvency statute;

        (iii)   made an assignment for the benefit of its creditors;

        (iv) consented to the appointment of a receiver of the whole or any substantial part of its assets;

        (v) filed a petition or answer seeking a reorganization, arrangement, adjustment or composition in respect of itself under applicable bankruptcy laws or any other applicable law or statute of Canada, the United States or other applicable jurisdiction or any subdivision thereof; or

        (vi) been adjudged by a court having jurisdiction a bankrupt or insolvent, nor has a decree or order of a court having jurisdiction been entered for the appointment of a receiver, liquidator, trustee or assignee in bankruptcy of any Company with such decree or order having remained in force and undischarged or unstayed for a period of 30 days.

    (j) TAX RETURNS AND TAXES. Each Company has filed all material Tax returns and Tax reports required by law to have been filed by it and has paid all Taxes thereby shown to be owing, except any such Taxes which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with generally accepted accounting principles shall have been set aside on its books.

    (k) EXPROPRIATION. There is no present or threatened (in writing) expropriation of the property or assets of any Company, which expropriation could reasonably be expected to have a Material Adverse Effect.

    (l) ENVIRONMENTAL COMPLIANCE.

        (i) All facilities and property (including underlying groundwater) owned, leased, used or operated by any Company have been, and continue to be, owned or leased in compliance with all Environmental Laws where any such non-compliance could reasonably be expected to have a Material Adverse Effect;

        (ii)    There are no pending or threatened (in writing)

                (A) claims, complaints, notices or requests for information received by any Company with respect to any alleged violation of any Environmental Law which, if proved, could reasonably be expected to have a Material Adverse Effect;

                (B) complaints, notices or inquiries to any Company regarding potential liability under any Environmental Law which liability could reasonably be expected to have a Material Adverse Effect;

        (iii) There have been no Releases of any Hazardous Materials or any escape, seepage, leakage, spillage, discharge, emission or release of any Contaminants, Pollutants or Waste at, on, under or from any property now or previously owned, operated, used or leased by any Company that, singly or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect;

        (iv) Each Company has been issued and is in compliance with all permits, certificates, approvals, licenses and other authorizations under any Environmental Laws to carry on its business except where any such non-issuance or non-compliance could not reasonably be expected to have a Material Adverse Effect; and

        (v) No conditions exist at, on or under any property now or previously owned, operated, used or leased by any Company which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Law which liability could reasonably be expected to have a Material Adverse Effect.

    (m) FRENCH FORM OF CORPORATE NAME. Except as reported or to be reported to the Administrative Agent in accordance with Section 11.1(i), there is no French form of the corporate name of any Obligor.

    (n) PRINCIPAL PLACES OF BUSINESS; JURISDICTIONS OF INCORPORATION. Except as reported or to be reported to the Administrative Agent in accordance with

        Section 11.1(i), the only place of business, or if an Obligor has more than one place of business, the principal place of business of each Obligor (for the purposes of the PPSA or any similar law of any other jurisdiction) and the jurisdiction of incorporation of each Obligor is as set out in Schedule D hereto.

    (o) LOCATIONS OF TANGIBLE PERSONAL PROPERTY. Except as reported or to be reported to the Administrative Agent in accordance with Section 11.1(i), the addresses of all locations of the inventory, equipment and other tangible personal property of each of Fairbanks U.S. and Melba Creek are as set out in Schedule N hereto.

    (p) CONSENTS, APPROVALS, ETC. No consents, approvals, acknowledgements, undertakings, non-disturbance agreements, directions or other documents or instruments are required to be entered into by any Person, to make effective the Security created or intended to be created by the Obligors in favour of the Administrative Agent pursuant to the Security Documents and to ensure the perfection and the intended priority of such Security, except as provided in the Material Contracts relating to ownership of the Shares of Newinco Brazil. None of the Obligors is an "investment company" within the meaning of the INVESTMENT COMPANY ACT of 1940, as amended.

    (q) CAPITAL OF PLEDGED SUBSIDIARIES. As at the date hereof, and hereafter, except as such information may change as a result of a transaction permitted hereby and reported to the Administrative Agent in accordance with Section 11.1(i), Schedule Q sets out (A) the authorized and issued capital of each Pledged Subsidiary, all of which issued shares have been issued and are outstanding as fully paid and non-assessable and (B) the owner of record of all such issued shares. Except as provided in the Material Contracts as concerns the shares of Kinross Brazil, there are no outstanding warrants, options or other agreements which require or may require the issuance of any shares of any Pledged Subsidiary or the issuance of any debt or securities convertible into shares of any Pledged Subsidiary, there are no outstanding debt or securities convertible into shares of any Pledged Subsidiary and there are no shares of any Pledged Subsidiary allotted for such issued shares.

    (r) [INTENTIONALLY DELETED]

    (s) SIGNIFICANT MATERIAL SUBSIDIARIES AND PARTNERSHIPS. There are no Significant Material Subsidiaries other than the Obligors, the Pledged Subsidiaries and those Significant Material Subsidiaries which are hereafter identified in compliance certificates delivered to the Administrative Agent pursuant to Section 11.1(a)(v). No Company is, directly or indirectly, a member of, or a partner or participant in, any partnership, joint venture or syndicate where the liability of the relevant Company arising from such partnership, joint venture or syndication could reasonably be expected to have a Material Adverse Effect.

    (t) CORPORATE STRUCTURE. As at the date hereof, and hereafter, except as such information may change as a result of a transaction permitted hereby and reported to the Administrative Agent in accordance with Section 11.1(a)(v), the chart attached hereto as Schedule H accurately sets out the corporate structure of the Borrowers and all of their Subsidiaries and evidences
        (i) intercorporate share ownership and (ii) ownership of mines.

    (u) SOLVENCY AFTER DRAWDOWN. On an unconsolidated basis,

        (i) the assets of each U.S. RT Borrower shall exceed its respective liabilities, including contingent liabilities at a fair valuation;

        (ii) the capital of each U.S. RT Borrower shall not be reasonably small to conduct its respective business; and

        (iii) no U.S. RT Borrower shall have intended to incur debts, nor shall have believed that it would incur debts, beyond its respective ability to pay such debts as they mature.

    (v) EMPLOYEE BENEFIT PLANS. Each of the ERISA Companies has fulfilled in all material respects its obligations under the minimum funding standards of Section 302 of ERISA and Section 412 of the Code with respect to each Plan and is in material compliance with all other applicable provisions of ERISA. No U.S. RT Borrower nor any ERISA Affiliate has incurred any Withdrawal Liability that could reasonably expected to have a Material Adverse Effect. None of the ERISA Companies has received any notification that any Multiemployer Plan is in reorganization or has been terminated within the meaning of Title IV of ERISA.

    (w) REGULATION U OR X. None of the Borrowers is engaged in the business of extending credit for the purpose of purchasing or carrying margin stock, and no proceeds of any credit obtained hereunder shall be used for a purpose which violates, or would be inconsistent with, F.R.S. Board Regulation U or X. Terms for which meanings are provided in F.R.S. Board Regulation U or X or any regulations substituted therefor, as from time to time in effect, are used in this Section with such meanings.

    (x) ASSETS INSURED. The property and assets of the Companies are insured with insurers, in amounts, for risks and otherwise which are reasonable in relation to such property and assets (subject to the amount of such deductibles as are reasonable and normal in the circumstances) against loss or damage, and there has been no default or failure by the party or parties insured under the provisions of such policies of insurance maintained which would prevent the recovery by the Companies insured thereunder of the full amount of any material insured loss.

    (y) MATERIAL CONTRACTS. As at the date hereof, each of the Material Contracts is in full force and effect and the Borrowers are not aware of any actual or alleged outstanding material defaults thereunder.

    (z) GUARANTEE OBLIGATIONS. Other than the Guarantee Obligations constituted by the Permitted Indebtedness referred to in paragraph (g) of the definition thereof, there are no Guarantee Obligations of any Obligor which have been incurred other than in the ordinary course of the relevant Obligor's business.

   (aa) FOREIGN ASSETS CONTROL REGULATIONS. Neither the execution and delivery of this agreement nor the relevant Borrowers' use of the proceeds of a Credit Facility will violate the Trading with the Enemy Act, as amended, or any of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto. Without limiting the foregoing, no Obligor nor any of its Subsidiaries (a) is or will become a Person whose property or interests in property are blocked pursuant to Section 1 of Executive Order 13224 of September 23, 2001 Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001) or (b) engages or will engage in any dealings or transactions, or be otherwise associated, with any such Person. Each Obligor and its Subsidiaries are in compliance, in all material respects, with the Title III of Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA Patriot Act of 2001). No part of the proceeds from a Credit Facility will be used, directly or indirectly, for any payment to any governmental official or employee, political party, official of a political party, candidate for political office or anyone else acting in an official party capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.

   (bb) NO OMISSIONS. None of the representations and statements of fact set forth in this Section 10.1 omits to state any material fact necessary to make any such representation or statement of fact not misleading in any material respect.

10.2    SURVIVAL OF REPRESENTATIONS AND WARRANTIES

        All of the representations and warranties of the Borrowers contained in
Section 10.1 shall survive the execution and delivery of this agreement until all credit outstanding hereunder has been repaid in full and each Credit Facility has been terminated, notwithstanding any investigation made at any time by or on behalf of the Administrative Agent or any of the Lenders.

                                   ARTICLE 11
                                   COVENANTS

11.1    AFFIRMATIVE COVENANTS

        The Borrowers hereby covenant and agree with the Administrative Agent and the Lenders that, until all credit outstanding hereunder has been repaid in full and each Credit Facility has been terminated, and unless waived in writing in accordance with Section 14.14:

    (a) FINANCIAL REPORTING. The Borrowers shall furnish the Administrative Agent with the following statements and reports (with sufficient copies for all of the Lenders) (the filing of any of the following documents on SEDAR or EDGAR shall satisfy the delivery obligation in relation to such documents so filed when Kinross Canada has provided written notice of such filing to the Administrative Agent):

        (i) within 120 days after the end of each Fiscal Year, copies of the audited consolidated financial statements of Kinross Canada for such Fiscal Year and the auditors' report thereon in form and substance satisfactory to the Administrative Agent, and a chart setting out the corporate structure of the Borrowers and all of their Subsidiaries, whether direct or indirect, and evidencing
                (i) intercorporate share ownership and(ii) mine ownership;

        (ii) within 45 days after the end of each of the first three Fiscal Quarters of each Fiscal Year and within 85 days after the end of the fourth Fiscal Quarter of each Fiscal Year, copies of the unaudited consolidated financial statements of Kinross Canada together with unaudited segmented financial statements for such Fiscal Quarter in respect of specified entities and mines, in form and substance satisfactory to the Administrative Agent;

        (iii) concurrent with the deliveries of financial statements pursuant to any of clauses (i) and (ii) above, a duly executed and completed compliance certificate, in the form attached as Schedule B hereto and signed by a senior financial officer of Kinross Canada;

        (iv) within 45 days after the end of each of the first three Fiscal Quarters of each Fiscal Year and within 85 days after the end of the fourth Fiscal Quarter of each Fiscal Year, a report summarizing the commodity, interest rate and foreign exchange risk management activities of the Companies;

        (v) within 45 days after the end of each of the first three Fiscal Quarters of each Fiscal Year and within 85 days after the end of the fourth Fiscal Quarter of each Fiscal Year, a construction progress report with respect to Paracatu Mine;

        (vi) within 120 days after the end of each Fiscal Year a report, prepared by Kinross Canada detailing Kinross Canada's estimated consolidated future reclamation and closure costs;

        (vii) within 120 days after the end of each Fiscal Year, an annual budget (including a cash flow forecast, gold production projections and a capital expenditures plan) of Kinross Canada in respect of the next period of three Fiscal Years including the then current Fiscal Year;

        (viii) within 120 days after the end of each Fiscal Year (if, at such time, the NRT Facility has not been permanently repaid in full), an internally-prepared environmental report with respect to the Paracatu Mine;

        (ix) concurrent with disclosure provided to U.S. regulatory authorities on an annual basis, copies of such disclosure as it relates to Guarantee Obligations of the Obligors; and

        (x) such other statements, reports and information as the Administrative Agent on the instructions of the Majority Lenders may reasonably request from time to time.

    (b) COPIES OF PUBLIC FILINGS. Kinross Canada shall, upon request, furnish the Administrative Agent with copies of all documents which are filed by any of the Companies with the Ontario Securities Commission or with any similar Official Body in any other jurisdiction in compliance with applicable securities legislation which is not available on SEDAR or EDGAR.

    (c) USE OF PROCEEDS. The RT Borrowers shall apply all of the proceeds of the RT Facility towards working capital requirements. The NRT Borrower shall apply all of the proceeds of the NRT Facility solely to prepay the export of gold to Eligible Gold Purchasers. For such purpose each LIBOR Loan under the NRT Facility shall be considered as a separate pre-payment export transactions (OPERACOES DE RECEBIMENTO ANTECIPADO DE EXPORTACAO).

    (d) INSURANCE. The Borrowers shall, and shall cause each Guarantor to, insure and keep insured, with insurers, for risks, in amounts and otherwise upon terms (including, without limitation, the undertaking of the insurer to give the Administrative Agent 30 days' written notice of the cancellation of the policy) satisfactory to the Administrative Agent acting reasonably, all of the Secured Assets, with the Administrative Agent, for and on behalf of the Finance Parties, named as loss payee and additional insured as their interest may appear with respect to all property, boiler and machinery insurance. The Borrowers shall deliver to the Administrative Agent certificates of insurance (Accord form or equivalent) or if required certified copies of all of the insurance policies, riders and endorsements relating to the aforesaid insurance. The covenants contained in this Section 11.1(d) shall, without duplication, be in addition to any covenants relating to insurance which are contained in any of the Security Documents. The Borrowers shall promptly notify the Administrative Agent of any material loss, damage, or destruction to the Secured Assets or arising from their use, whether or not covered by insurance. In the absence of any Default or Event of Default, and provided that the aggregate amount of such proceeds does not exceed $10,000,000, or such proceeds exceed $10,000,000 but the Borrowers have promptly provided to the Administrative Agent a detailed report on the proposed uses of such proceeds, the Borrowers shall have the right to determine whether, and to what extent, such insurance proceeds shall be used for repair or replacement. If, however, any Default or Event of Default shall be continuing, or the aggregate amount of such insurance proceeds exceeds $10,000,000 and the Borrowers have not promptly provided to the Administrative Agent a detailed report on the proposed uses of such proceeds, the Majority Lenders may determine, in their sole discretion, whether the proceeds shall be used for repair or replacement. If neither an Event of Default nor a Default exists, and aggregate proceeds of such insurance do not exceed $10,000,000 or such proceeds exceed $10,000,000 but the Borrowers have promptly provided to the Administrative Agent a detailed report on the proposed uses of such proceeds, the Borrowers or any Guarantor, as the case may be, may negotiate a settlement regarding such proceeds with the insurance company and the Administrative Agent shall forward such proceeds to the Borrower or Guarantor, as the case may be. If, however, an Event of Default or a Default exists, or the aggregate amount of insurance proceeds exceeds $10,000,000 and the Borrowers have not promptly provided to the Administrative Agent a detailed report on the proposed uses of such proceeds, the Administrative Agent shall collect such insurance proceeds directly and no Obligor shall enter into any settlement agreement with the applicable insurance company without the prior written consent of the Administrative Agent, which consent shall not be unreasonably withheld. At any time that the Security has become enforceable, such insurance proceeds shall be treated as Proceeds of Realization and applied as provided herein.

    (e) ACCESS TO SENIOR FINANCIAL OFFICERS. Upon the request of the Administrative Agent at reasonable intervals, the Borrowers shall, and shall cause each Material Subsidiary to, make available its senior financial officers to answer questions concerning such Company's business and affairs.

    (f) REIMBURSEMENT OF EXPENSES. The Borrowers shall (i) reimburse the Administrative Agent, on demand, for all reasonable out-of-pocket costs, charges and expenses incurred by or on behalf of the Administrative Agent (including, without limitation, the reasonable fees, disbursements and other charges of one primary counsel and any local or special counsel to the Administrative Agent and of any mining title consultant retained by the Administrative Agent as well the costs of any engineering reports and environmental audits and studies as required by the Administrative Agent) in connection with the negotiation, preparation, execution, delivery, syndication, participation, administration and interpretation of the Credit Documents and the closing documentation ancillary to the completion of the transactions contemplated hereby and thereby and any amendments and waivers hereto and thereto (whether or not consummated or entered into), the charges of Intralinks and any lien search fees and lien registration fees and (ii) reimburse the Administrative Agent and the Lenders, on demand, for all reasonable out-of-pocket costs, charges and expense incurred by or on behalf of any of them (including the fees, disbursements and other charges of counsel) in connection with the enforcement of the Credit Documents.

    (g) NOTICE OF EXPROPRIATION OR CONDEMNATION. The Borrowers shall promptly notify the Administrative Agent of the commencement or the written threat of any expropriation or condemnation of any of the Secured Assets or of the institution of any proceedings related thereto.

    (h) INSPECTION OF ASSETS AND OPERATIONS. The Borrowers shall, and shall cause each Material Subsidiary to, permit representatives of the Administrative Agent from time to time and representatives of the Lenders (but no more than once in any particular Fiscal Year with respect to any particular Lender) to inspect the Secured Assets and for that purpose to enter on any property which is owned and controlled by the Borrowers or the Material Subsidiaries and where any of the Secured Assets may be situated during reasonable business hours and, unless a Default has occurred and is continuing, upon reasonable notice.

    (i) CHANGE OF NAME, OFFICE OR OTHER INFORMATION. The Borrowers shall notify the Administrative Agent in writing (i) promptly of any change in
        (A) the corporate name of any Obligor; (B) the location of the principal place of business, chief executive office or head office of any Obligor;
        (C) the jurisdiction of incorporation of any Obligor; or (D) the jurisdictions in which tangible property of either Fairbanks U.S. or Melba Creek is located; and (ii) not less than 10 Banking Days prior to the closing thereof, of any transaction permitted hereby which will result in any change in the information set out in the representations made in Section 10.1(p).

    (j) CORPORATE EXISTENCE. Other than as permitted pursuant to the proviso in Section 11.2(b), the Borrowers shall, and shall cause each Material Subsidiary to, maintain its corporate existence in good standing and qualify and remain duly qualified to carry on business and own property in each jurisdiction where the failure to do so could reasonably be expected to result in a Material Adverse Effect.

    (k) CONDUCT OF BUSINESS. The Borrowers shall, and shall cause each
        Material Subsidiary to, conduct its business in such a manner so as to comply with all laws and regulations (including, without limitation, Environmental Laws), so as to observe and perform all its obligations under leases, licences and agreements necessary for the proper conduct of its business and so as to preserve and protect its property and assets and the earnings, income and profits therefrom where such non-compliance, non-observance or non-performance could reasonably be expected to have a Material Adverse Effect. The Borrowers shall, and shall cause each Material Subsidiary to, perform all obligations incidental to any trust imposed upon it by statute and shall ensure that any breaches of the said obligations and the consequences of any such breach shall be promptly remedied. The Borrowers shall, and shall cause each Material Subsidiary to, obtain and maintain all licenses, permits, government approvals, franchises, authorizations and other rights necessary for the operation of its business where failure to do so could reasonably be expected to have a Material Adverse Effect.

    (l) TAXES. The Borrowers shall pay, and shall cause each Material Subsidiary to pay, all material Taxes levied, assessed or imposed upon it and upon its property or assets or any part thereof, as and when the same become due and payable, save and except when and so long as the validity of any such Taxes is being contested in good faith by appropriate proceedings and reserves are being maintained in accordance with generally accepted accounting principles while forfeiture of any part of its property or assets may result from the failure to so pay during the period of any such contest.

    (m) NOTICE OF LITIGATION. The Borrowers shall promptly notify the Administrative Agent of any actions, suits, inquiries, claims or proceedings (whether or not purportedly on behalf of any Company) commenced or threatened in writing against or affecting any Company before any Official Body which in any case or in the aggregate could reasonably be expected to have a Material Adverse Effect.

    (n) ENVIRONMENTAL MATTERS. The Borrowers shall, and shall cause each Material Subsidiary to, as soon as practicable and in any event within 30 days, notify the Administrative Agent and provide copies upon receipt of all written claims, complaints, notices or inquiries relating to the condition of its facilities and properties or compliance with Environmental Laws, which claims, complaints, notices or inquiries relate to matters which could reasonably be expected to have a Material Adverse Effect, and shall proceed diligently to resolve any such claims, complaints, notices or inquiries relating to compliance with Environmental Laws and provide such information and certifications which the Administrative Agent may reasonably request from time to time to evidence compliance with this Section 11.1(n).

    (o) TANGIBLE NET WORTH. The Borrowers shall, as at the last day of each Fiscal Quarter, maintain Tangible Net Worth in an amount greater than U.S. $700,000,000.

    (p) INTEREST COVERAGE RATIO. The Borrowers shall, for each Fiscal
        Quarter, maintain the Interest Coverage Ratio in an amount greater than or equal to 4.5:1.

    (q) LEVERAGE RATIO. The Borrowers shall, for each Fiscal Quarter, maintain the Leverage Ratio in an amount less than or equal to 3.0:1.

    (r) [INTENTIONALLY DELETED]

    (s) PROVEN AND PROBABLE RESERVES. As at the last day of each Fiscal
        Quarter, the forecast of the aggregate Reserves from producing properties to the extent of the interests of the Companies therein (excluding those properties located in Russia, Greece or Zimbabwe) which will exist on the date immediately following the later of the NRT Facility Maturity Date or the RT Facility Maturity Date shall exceed 6,000,000 ounces.

    (t) FORT KNOX MINE AND PARACATU MINE. Kinross Canada shall, directly or indirectly, at all times maintain 100% ownership of each of the Fort Knox Mine and Paracatu Mine.

    (u) INTERCOMPANY INDEBTEDNESS. The Borrowers shall cause all Indebtedness owing by any Obligor to any direct or indirect Subsidiary of Kinross Canada (other than to another Obligor) to be subordinated and postponed, pursuant to the Postponement and Subordination Undertaking, to the Secured Obligations of such

        Obligor for so long as a Default has occurred and is continuing. The Borrowers shall cause any such direct or indirect Subsidiary of Kinross Canada, prior to the incurrence of any such Indebtedness, to execute and deliver to the Administrative Agent the Postponement and Subordination Undertaking or an instrument of adhesion thereto.

    (v) INVESTMENT ACCOUNTS. The RT Borrowers shall, and shall cause each Guarantor (other than Kinross Brazil) to, maintain all cash and Cash Equivalents in the Investment Accounts. The RT Borrowers shall forthwith notify the Administrative Agent of any Investment Account established after the date hereof with a financial institution other than the Lenders and shall further provide to the Administrative Agent the requested form of acknowledgement from such other financial institution with respect to such Investment Account. Subject to the requirement on the part of the NRT Borrower to cause the Eligible Gold Purchasers to deposit proceeds from all gold sales to the Gold Proceeds Account, the RT Borrowers shall cause the Non-Guaranteeing Subsidiaries and the Obligors (including, without limitation, Kinross Brazil and the NRT Borrower) that do not maintain an Investment Account to promptly distribute all cash balances, subject to appropriate working capital reserves, capital expenditures and exploration expenditures, to an Obligor that maintains an Investment Account.

    (w) ERISA. The Borrowers shall, and shall cause each ERISA Affiliate to, furnish to the Administrative Agent:

        (i) promptly after receipt thereof (but in no event later than 30 days after such receipt), a copy of any notice any ERISA Company receives after the date of this agreement from the PBGC relating to the intention of the PBGC to terminate any Plan or Plans or to appoint a trustee to administer any Plan or Plans, if such termination or appointment would result in a Material Adverse Effect;

        (ii) within 10 days after the due date for filing with the PBGC pursuant to Section 412(n) of the Code of a notice of failure to make a required instalment or other payment with respect to a Plan, a statement of a financial officer setting forth details as to such failure and the action proposed to be taken with respect thereto, together with a copy of such notice given to the PBGC, but only if such failure to make a required instalment would result in a Material Adverse Effect; and

        (iii) promptly and in any event within 30 days after receipt thereof by any ERISA Company from the sponsor of a Multiemployer Plan, a copy of each notice received by any ERISA Company concerning (A) the imposition of any Withdrawal Liability or (B) a determination that a Multiemployer Plan is, or is expected to be, terminated or in reorganization, in each case within the meaning of Title IV of ERISA, but only if the imposition of such withdrawal liability, in the case of clause (A), or such termination or reorganization, in the case of clause (B), would result in a Material Adverse Effect.

    (x) BOOKS AND RECORDS. The Borrowers shall, and shall cause the Material Subsidiaries to, keep proper books of account and records covering all its business and affairs on a current basis, make full, true and correct entries of its transactions in such books, set aside on its books from their earnings all such proper reserves as required by generally accepted accounting principles and permit representatives of the Administrative Agent to inspect such books of account, records and documents and to make copies therefrom during reasonable business hours and upon reasonable notice and to discuss the affairs, finances and accounts of such Company with its auditors during reasonable business hours and upon reasonable notice.

    (y) NOTICE OF DEFAULT OR EVENT OF DEFAULT. Upon the occurrence of either a Default or an Event of Default of which any Borrower is aware, such Borrower shall promptly deliver to the Administrative Agent a notice specifying the nature and date of occurrence of such Default or Event of Default, such Borrower's assessment of the duration and effect thereof and the action which such Borrower proposes to take with respect thereto.

    (z) ADDITIONAL GUARANTORS. Upon the direct or indirect formation or acquisition by Kinross Canada of a Material Subsidiary or upon a Subsidiary of Kinross Canada becoming a Material Subsidiary, unless (x) such Subsidiary is already an Obligor, or one of the Greek, Russian and Zimbabwian Subsidiaries, (y) such Subsidiary is designated in writing as a Non-Guaranteeing Subsidiary by the Majority Lenders or (z) such Subsidiary has been acquired pursuant to a Permitted Acquisition:

        (i) Kinross Canada shall forthwith cause such Subsidiary to duly execute and deliver to the Administrative Agent the Guarantee to which it is a party;

        (ii) Kinross Canada shall forthwith deliver, or cause to be delivered to, the Administrative Agent, in form and substance satisfactory to the Administrative Agent:

                (A) a duly certified copy of the articles of incorporation, articles of amalgamation or similar documents and by-laws of such Subsidiary;

                (B) a certificate of status or good standing for such Subsidiary issued by the appropriate governmental body or agency of the jurisdiction in which such Subsidiary is incorporated;

                (C) a duly certified copy of the resolution of the board of directors of such Subsidiary authorizing it to execute, deliver and perform its obligations under each Credit Document to which such Subsidiary is a signatory and a duly certified copy of the resolution of the board of directors (if required under the constating documents or by-laws of such Subsidiary) of such Subsidiary authorizing the pledge of all of its issued and outstanding shares to the Administrative Agent and any subsequent disposition thereof by the Administrative Agent in realizing on the security therein constituted by the relevant Security Documents;

                (D) a certificate of an officer of such Subsidiary, in such capacity, setting forth specimen signatures of the individuals authorized to sign the Credit Documents to which such Subsidiary is a signatory;

                (E) share certificates representing all of the issued and outstanding shares of such Subsidiary, in each case duly endorsed in blank for transfer or attached to duly executed stock transfers and powers of attorney;

                (F) copies of insurance policies, riders and endorsements, insurance binders, certificates of insurance and statements of coverage with respect to the insurance referred to in Section 11.1(d);

                (G) an opinion of such Subsidiary's counsel addressed to the Lenders, the Administrative Agent and its counsel, relating to the status and capacity of such Subsidiary, the due authorization, execution and delivery and the validity and enforceability of the Credit Documents to which such Subsidiary is a party in the jurisdiction of incorporation of such Subsidiary and in the Province of Ontario and such other matters as the Administrative Agent may reasonably request; and

                (H) an opinion of the Administrative Agent's counsel with respect to such matters as may be reasonably required by the Administrative Agent in connection with such Subsidiary (including, without limitation, the legality, validity and binding nature of the obligations of such Subsidiary under, and the enforceability against such Subsidiary of, the Credit Documents which are governed by the laws of the Province of Ontario);

        (iii) Kinross Canada shall forthwith cause such additional Security Documents or amendments to existing Security Documents to be executed and delivered to permit the pledge of the shares of such Subsidiary;

        (iv) the Administrative Agent and its counsel shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws have been complied with in respect of all agreements and transactions referred to herein; and

        (v) all documents and instruments shall have been properly registered, recorded and filed in all places which, searches shall have been conducted in all jurisdictions which, and deliveries of all consents, approvals, acknowledgements, undertakings, directions, negotiable documents of title and other documents and instruments to the Administrative Agent shall have been made which, in the opinion of the Administrative Agent's counsel, acting reasonably, are desirable or required to make effective the Security created or intended to be created pursuant to
                Section 11.1(z)(iii) and to ensure the perfection and the intended first-ranking priority of such Security;

        whereupon such Subsidiary shall become an Additional Guarantor for all purposes of this agreement.

   (aa) ADDITIONAL RT BORROWERS. By written notice given to the Administrative Agent with the written consent of all of the RT Lenders in their sole and absolute discretion, Kinross Canada may designate any wholly-owned Subsidiary as an Additional RT Borrower and such Subsidiary shall become an Additional RT Borrower upon the satisfaction of the following conditions:

        (i)     Kinross Canada shall forthwith:

                (A) cause such Subsidiary to duly execute and deliver to the Administrative Agent the Borrower Guarantee to which it is a party as well as an RT Borrower Instrument of Adhesion;

                (B) cause such Subsidiary, as continuing collateral security for its Secured Obligations, to duly execute and deliver to the Administrative Agent the Security Documents to which it is a signatory;

                (C) deliver, or cause to be delivered to, the Administrative Agent, in form and substance satisfactory to the Administrative Agent:

                        (I) a duly certified copy of the articles of incorporation, articles of amalgamation or similar documents and by-laws of such Subsidiary;

                        (II) a certificate of status or good standing for such Subsidiary issued by the appropriate governmental body or agency of the jurisdiction in which such Subsidiary is incorporated;

                        (III) a duly certified copy of the resolution of the board of directors of such Subsidiary authorizing it to execute, deliver and perform its obligations under each Credit Document to which such Subsidiary is a signatory and a duly certified copy of the resolution of the board of directors (if required under the constating documents or by-laws of such Subsidiary) of such Subsidiary authorizing the pledge of all of its issued and outstanding shares to the

                                Administrative Agent and any subsequent
                                disposition thereof by the Administrative Agent in realizing on the security therein constituted by the relevant Security Documents;

                        (IV) a certificate of an officer of such Subsidiary, in such capacity, setting forth specimen signatures of the individuals authorized to sign the Credit Documents to which such Subsidiary is a signatory;

                        (V) share certificates representing all of the issued and outstanding such Subsidiary, in each case duly endorsed in blank for transfer or attached to duly executed stock transfers and powers of attorney;

                        (VI) copies of insurance policies, riders and endorsements, insurance binders, certificates of insurance and statements of coverage with respect to the insurance referred to in Section 11.1(d);

                        (VII) an opinion of such Subsidiary's counsel addressed to the Lenders, the Administrative Agent and its counsel, relating to the status and capacity of such Subsidiary, the due authorization, execution and delivery and the validity and enforceability of the Credit Documents to which such Subsidiary is a party in the jurisdiction of incorporation of such Subsidiary and in the Province of Ontario and such other matters as the Administrative Agent may reasonably request; and

                        (VIII) an opinion of the Administrative Agent's counsel with respect to such matters as may be reasonably required by the Administrative Agent in connection with such Subsidiary (including, without limitation, the legality, validity and binding nature of the obligations of such Subsidiary under, and the enforceability against such Subsidiary of, the Credit Documents which are governed by the laws of the Province of Ontario);

        (ii) Kinross Canada shall forthwith cause such additional Security Documents or amendments to existing Security Documents to be executed and delivered to permit the pledge of the shares of such Subsidiary;

        (iii) the Administrative Agent and its counsel shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws have been complied with in respect of all agreements and transactions referred to herein; and

        (iv) all documents and instruments shall have been properly registered, recorded and filed in all places which, searches shall have been conducted in all jurisdictions which, and deliveries of all consents, approvals, acknowledgements, undertakings, directions, negotiable documents of title and other documents and instruments to the Administrative Agent shall have been made which, in the opinion of the Administrative Agent's counsel, acting reasonably, are desirable or required to make effective the Security created or intended to be created by such Subsidiary in favour of the Administrative Agent pursuant to the Security Documents and to ensure the perfection and the intended first-ranking priority of such security.

   (bb) CROWN. On or prior to the date which is no later than 60 days after the date Kinross Canada acquires indirect control of the Buckhorn Properties (but, in any event, no later than December 31, 2006):

        (i) Kinross Canada shall forthwith cause Crown to duly execute and deliver to the Administrative Agent the Guarantee to which it is a party;

        (ii) Kinross Canada shall forthwith deliver, or cause to be delivered to, the Administrative Agent, in form and substance satisfactory to the Administrative Agent:

                (A) a duly certified copy of the articles of incorporation, articles of amalgamation or similar documents and by-laws of Crown;

                (B) a certificate of status or good standing for Crown issued by the appropriate governmental body or agency of the jurisdiction in which Crown is incorporated;

                (C) a duly certified copy of the resolution of the board of directors of Crown authorizing it to execute, deliver and perform its obligations under each Credit Document to which Crown is a signatory and a duly certified copy of the resolution of the board of directors (if required under the constating documents or by-laws of Crown) of Crown authorizing the pledge of all of its issued and outstanding shares to the Administrative Agent and any subsequent disposition thereof by the Administrative Agent in realizing on the security therein constituted by the relevant Security Documents;

                (D) a certificate of an officer of Crown, in such capacity, setting forth specimen signatures of the individuals authorized to sign the Credit Documents to which Crown is a signatory;

                (E) share certificates representing all of the issued and outstanding shares of Crown, in each case duly endorsed in blank for transfer or attached to duly executed stock transfers and powers of attorney;

                (F) copies of insurance policies, riders and endorsements, insurance binders, certificates of insurance and statements of coverage with respect to the insurance referred to in Section 11.1(d);

                (G) an opinion of Crown's counsel addressed to the Lenders, the Administrative Agent and its counsel, relating to the status and capacity of Crown, the due authorization, execution and delivery and the validity and enforceability of the Credit Documents to which Crown is a party in the jurisdiction of incorporation of Crown and in the Province of Ontario and such other matters as the Administrative Agent may reasonably request; and

                (H) an opinion of the Administrative Agent's counsel with respect to such matters as may be reasonably required by the Administrative Agent in connection with Crown (including, without limitation, the legality, validity and binding nature of the obligations of Crown under, and the enforceability against Crown of, the Credit Documents which are governed by the laws of the Province of Ontario);

        (iii) Kinross Canada shall forthwith cause such additional Security Documents (and, if necessary, Guarantee) or amendments to existing Security Documents to be executed and delivered to permit the pledge of the shares of Crown;

        (iv) the Administrative Agent and its counsel shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws have been complied with in respect of all agreements and transactions referred to herein; and

        (v) all documents and instruments shall have been properly registered, recorded and filed in all places which, searches shall have been conducted in all jurisdictions which, and deliveries of all consents, approvals, acknowledgements, undertakings, directions, negotiable documents of title and other documents and instruments to the Administrative Agent shall have been made which, in the opinion of the Administrative Agent's counsel, acting reasonably, are desirable or required to make effective the Security created or intended to be created pursuant to Section 11.1(bb)(iii) and to ensure the perfection and the intended first-ranking priority of such Security;

                whereupon Crown shall become a Guarantor for all purposes of this agreement.

   (cc) SALE OF GOLD BY NRT BORROWER. The NRT Borrower shall, until such time as the NRT Facility has been permanently repaid in full, sell all of its gold to Eligible Gold Purchasers.

   (dd) AMENDMENTS TO ROF REGISTRATION. Without limiting the provisions of
        Section 9.3, if (i) the NRT Borrower fails to export sufficient gold to repay any instalments of the NRT Facility on the date such instalment is due, which shall be the date established in the relevant ROF registration or (ii) an Event of Default has occurred and is continuing, the NRT Borrower shall, forthwith upon the written request of the Administrative Agent, make any necessary amendments to the relevant ROF registration for the purposes of enabling the NRT Borrower to repay the NRT Facility with cash and make the relevant remittances abroad.

        Interest on the full principal amount of credit outstanding under the NRT Facility shall be paid in cash in accordance with the relevant ROF registration.

11.2    RESTRICTIVE COVENANTS

        The Borrowers hereby covenant and agree with the Administrative Agent and the Lenders that, until all credit outstanding hereunder has been repaid in full and each Credit Facility has been terminated, and unless waived in writing in accordance with Section 14.14:

    (a) LIENS. The Borrowers shall not, and shall not permit or suffer any Material Subsidiary to, enter into or grant, create, assume or suffer to exist any Lien affecting any of their respective properties, assets or undertaking, whether now owned or hereafter acquired, save and except only for the Permitted Liens.

    (b) CORPORATE EXISTENCE. The Borrowers shall not, and shall not permit or suffer any Material Subsidiary to, take part in any amalgamation, merger, dissolution, winding up, corporate reorganization, capital reorganization or similar proceeding or arrangement or discontinue any businesses; provided, however, that the foregoing shall not prohibit amalgamations or corporate reorganizations solely between any Material Subsidiary and any other Material Subsidiaries, any Subsidiaries that own all of the issued and outstanding shares of any Material Subsidiary and any Subsidiaries all of the issued and outstanding shares of which are owned by any Material Subsidiaries provided (x) notice of such amalgamation or corporate reorganization (and reasonable details thereof) has been provided by the Borrowers to the Administrative Agent ten Banking Days before the proposed implementation date of such amalgamation or corporate reorganization, (y) at the time of the delivery of the aforesaid notice by the Borrowers to the Administrative Agent, Kinross Canada delivers to the Administrative Agent a certificate
        (I) certifying that the implementation of such amalgamation or corporate reorganization will not have a Material Adverse Effect and (II) in which Kinross Canada shall covenant to deliver or cause to be delivered to the Administrative Agent, within two Banking Days of the completion of such amalgamation or corporate reorganization, all certificates, opinions and other things as the Administrative Agent may reasonably request to ensure the completion of such amalgamation or corporate reorganization shall not adversely affect any rights of the Administrative Agent or any of the Lenders under any Guarantee or any Security Document and (z) no Default or Event of Default has occurred and is continuing at the time of such proposed amalgamation or corporate reorganization and no Default or Event of Default would arise immediately thereafter. For certainty, any amalgamation or other corporate reorganization between a Material Subsidiary incorporated under the laws of the Cayman Islands and another Subsidiary incorporated under the laws of the Cayman Islands which is not a Material Subsidiary shall be permitted pursuant to this Section 11.2(b) subject to compliance with the forgoing proviso.

    (c) DISPOSITION OF ASSETS. The Borrowers shall not, and shall not suffer or permit any of the Material Subsidiaries to, sell, transfer or otherwise dispose (by way of Sale Leaseback or otherwise) of any of their respective assets other than as set forth in Schedule O. The Administrative Agent shall execute and deliver, at the sole expense of the Borrowers, all such partial releases and discharges as the Borrowers may reasonably require in respect of any sale or other disposition of property permitted hereunder.

    (d) [INTENTIONALLY DELETED]

    (e) GOLD HEDGING CONTRACTS. The Borrowers shall not, and shall not suffer or permit the Material Subsidiaries to, have outstanding any gold hedging contracts which create matured or contingent obligations to deliver gold in the aggregate in excess of 75% of the projected production of the Companies in any future 12 month period, such projected production (x) to be based upon the most recent budget of Kinross Canada delivered to the Administrative Agent pursuant to Section 11.1(a)(vii), such budget to be in substantially the form previously delivered by Kinross Canada to the Administrative Agent and (y) to be based on assumptions acceptable to the Majority Lenders, acting reasonably.

    (f) REGULATION U OR X. The Borrowers shall not, and shall not suffer or permit any Material Subsidiary to, engage in the business of extending credit for the purpose of purchasing or carrying margin stock. The Borrowers shall not use any of the proceeds of any credit extended hereunder to "purchase" or "carry" any "margin stock" as defined in Regulation U of the F.R.S. Board.

    (g) HEDGING AGREEMENTS. The Borrowers shall not, and shall not suffer or permit any Material Subsidiary to, enter into any Hedging Agreement or derivative contract for speculative purposes or enter into any Hedging Agreement with any counterparty on a margined basis. Each Lender hereby consents to all Liens created by any Security Documents in any rights of any Obligors in or to any Hedging Agreements to which such Lender is a party.

    (h) AMENDMENTS. The Borrowers shall not, and shall not suffer or permit any of the Material Subsidiaries to, amend their articles of incorporation, other than to effect a transaction permitted hereunder or for changes that are to be reported to the Administrative Agent pursuant hereto, provided that the Borrowers are not in default of such reporting obligation. (i) DISTRIBUTIONS. Except as set forth in the following two sentences, the Borrowers shall not, and shall not suffer or permit the Material Subsidiaries to, make any Distribution (except to an Obligor). At any time prior to the payment of the first scheduled repayment of the NRT Facility pursuant to Section 9.3, the Borrowers may make, suffer or permit the following Distributions:

        (i) scheduled payments of interest with respect to any Indebtedness of an Obligor which is subordinated to the Secured Obligations of such Obligor;

        (ii) Distributions with respect to the Series B Shares of Kinam Gold (without duplication) as follows:

                (A) Distributions with respect to the payment of dividends with respect thereto, provided always that such Distributions do not exceed U.S. $1,000,000 in the aggregate in any Fiscal Year;

                (B) Distributions with respect to the payment of accrued but unpaid dividends with respect thereto, provided always that such Distributions do not exceed U.S. $7,000,000 in the aggregate; and

                (C) Distributions with respect to the repurchase thereof, provided always that such Distributions do not exceed U.S. $25,000,000 in the aggregate; and

        (iii) Distributions with respect to the payment of dividends with respect to the common shares of Kinross Canada, provided always that such Distributions do not exceed U.S. $40,000,000 in the aggregate in any Fiscal Year;

        in each case provided (x) no Default has occurred and is continuing at the time of making any such Distribution and (y) no Default would arise immediately after the making of any such Distribution.

        At any time after the making of the first scheduled repayment of the NRT Facility pursuant to Section 9.3, the Borrowers may, and may suffer or permit the Material Subsidiaries to, make Distributions provided (x) no Default has occurred and is continuing at the time of making any such Distribution and (y) no Default would arise immediately after the making of any such Distribution.

    (j) INDEBTEDNESS. The Borrowers shall not, and shall not suffer or permit any Material Subsidiary to, create, incur, assume or suffer to exist any Indebtedness other than Permitted Indebtedness.

    (k) INVESTMENTS. The Borrowers shall not, and shall not permit any of the Material Subsidiaries to, make any Investments in any Person, except:

        (i) extensions of trade credit and asset purchases in the ordinary course of business;

        (ii)    Permitted Portfolio Investments;

        (iii) to the extent permitted by applicable law, loans and advances to officers, directors and employees of any Company (i) to finance the purchase of Shares of Kinross Canada provided that the aggregate principal amount of such loans and advances made in connection with all such acquisitions shall not exceed U.S. $1,000,000 and (ii) for additional purposes not contemplated by clause (i) above in an aggregate principal amount at any time outstanding with respect to this clause (ii) not exceeding U.S. $2,000,000.

        (iv) Investments constituting non-cash proceeds of sales, transfers and other dispositions of assets to the extent permitted by
                Section 11.2(c);

        (v)     Investments in any Obligor;

        (vi)

                (A) at any time prior to the payment of the first scheduled repayment of the NRT Facility pursuant to Section 9.3, additional Investments in an aggregate amount not in excess of $50,000,000 in any Fiscal Year provided that any such Investment is in the same line of business as the Obligors and for fair market value; and in each case, made at a time when no Default has occurred and is continuing or would arise as a result of such Investment; and

                (B) at any time thereafter, additional Investments provided that any such Investment is in the same line of business as the Obligors and for fair market value; and in each case, made at a time when no Default has occurred and is continuing or would arise as a result of such Investment; and

        (vii) any Investment to the extent that payment for such Investment is made solely with Shares of Kinross Canada provided no Default has occurred and is continuing at the time of the making of such Investment or would arise as a result of such Investment.

    (l) ACQUISITIONS. The Borrowers shall not, and shall not suffer or permit any Material Subsidiary to, make any Acquisitions other than Permitted Acquisitions.

    (m) GOLD PROCEEDS AUTHORIZATIONS. The NRT Borrower shall not provide any instructions to any Eligible Gold Purchaser in conflict, or inconsistent, with the relevant Gold Proceeds Authorization.

11.3    PERFORMANCE OF COVENANTS BY ADMINISTRATIVE AGENT

        The Administrative Agent may, on the instructions of the Majority Lenders and upon notice by the Administrative Agent to the Borrowers, perform any covenant of the Borrowers under this agreement which the Borrowers fail to perform or cause to be performed and which the Administrative Agent is capable of performing, including any covenants the performance of which requires the payment of money, provided that the Administrative Agent shall not be obligated to perform any such covenant on behalf of the Borrowers and no such performance by the Administrative Agent shall require the Administrative Agent to further perform the Borrowers' covenants or shall operate as a derogation of the rights and remedies of the Administrative Agent and the Lenders under this agreement or as a waiver of such covenant by the Administrative Agent. Any amounts paid by the Administrative Agent as aforesaid shall be reimbursed by the Lenders in their Pro Rata Shares and shall be repaid by the Borrowers to the Administrative Agent on behalf of the Lenders on demand.

                                   ARTICLE 12
                    CONDITIONS PRECEDENT TO OBTAINING CREDIT

12.1    CONDITIONS PRECEDENT TO ALL CREDIT

        The obligation of the Lenders to extend credit hereunder is subject to fulfilment of the following conditions precedent on the date such credit is extended:

    (a) the relevant Borrower shall have complied with the requirements of
        Article 4, Article 5 or Article 6, as the case may be, in respect of the relevant credit;

    (b) no Default has occurred and is continuing or would arise immediately after giving effect to or as a result of such extension of credit;

    (c) the representations and warranties of the Borrowers contained in
        Section 10.1 shall be true and correct in all respects on the date such credit is extended as if such representations and warranties were made on such date (representations and warranties made as of the date hereof shall continue to refer to the date of this agreement and not to the date that the representations and warranties are deemed to have been repeated and representations and warranties that will change as a result of a transaction permitted hereby shall be deemed to have been amended to reflect such change provided that the Borrowers are not in default of their obligations to provide written notice thereof in accordance with
        Section 11.1(a) or (i)); and

    (d) neither Credit Facility has been terminated pursuant to Section 2.4.

12.2    CONDITIONS PRECEDENT TO EFFECTIVENESS OF AGREEMENT

        This agreement shall become effective upon the fulfilment of the following conditions precedent on or before October 18, 2006:

    (a) the Obligors, excluding Kinam Refugio, have duly executed and delivered to the Administrative Agent a confirmation of the Guarantees, Borrower Guarantees and the Security Documents (other than those described in Section 12.3(b)), in form and substance satisfactory to the Administrative Agent and any other amendments thereto or amendment and restatement thereof as the Administrative Agent may require in connection with the amendment and restatement of the Existing Credit Agreement constituted hereby;

    (b) Kinam Refugio has duly executed and delivered to the Administrative Agent a Guarantee in form and substance satisfactory to the Administrative Agent and any other documents in connection therewith as the Administrative Agent may require;

    (c) each relevant Subsidiary has executed and delivered to the Administrative Agent the Postponement and Subordination Undertaking in form and substance satisfactory to the Administrative Agent and any other documents in connection therewith as the Administrative Agent may require;

    (d) the NRT Borrower has executed and delivered to the Administrative
        Agent an instrument of adhesion to the Environmental Indemnity Agreement in form and substance satisfactory to the Administrative Agent and any other documents in connection therewith as the Administrative Agent may require;

    (e) the Administrative Agent has received, in form and substance satisfactory to the Administrative Agent:

        (i) a duly certified copy of the articles of incorporation, articles of amalgamation or similar documents and by-laws of each Borrower and Kinam Refugio;

        (ii) a certificate of status or good standing for each Borrower and Kinam Refugio (where available) issued by the appropriate governmental body or agency of the jurisdiction in which such Obligor is incorporated;

        (iii) a duly certified copy of the resolution of the board of directors of each Borrower and Kinam Refugio authorizing it to execute, deliver and perform its obligations under each Credit Documents to which such Obligor is a signatory;

        (iv) a certificate of an officer of each of the Borrower and Kinam Refugio, in such capacity, setting forth specimen signatures of the individuals authorized to sign the Credit Documents to which such Obligor is a signatory (except for any such Obligor in whose jurisdiction of incorporation the convention is to notarize the execution of documents);

        (v) a certificate of a senior officer of Kinross Canada, in such capacity, certifying that, to the best of his knowledge after due inquiry, no Default has occurred and is continuing or would arise immediately upon this agreement becoming effective;

        (vi) an opinion of counsel to each Borrower and Kinam Refugio addressed to the Lenders, the Administrative Agent and its counsel, relating to the status and capacity of such Obligor, the due authorization, execution and delivery and the validity and enforceability of the Credit Documents to which such Obligor is a party in the jurisdiction of incorporation of such Obligor and in the Province of Ontario and such other matters as the Administrative Agent may reasonably request (including, without limitation, with respect to the withholding Tax exempt nature of the NRT Facility);

        (vii) an opinion of the Administrative Agent's counsel with respect to such matters as may be reasonably required by the Administrative Agent in connection with the transactions hereunder (including, without limitation, the legality, validity and binding nature obligations of each Borrower under, and the enforceability against such Obligors of, the Credit Documents which are governed by the laws of the Province of Ontario); and

        (viii) a duly certified copy of the resolution of the board of directors of each Guarantor (other than Kinam Refugio) ratifying and confirming that the Guarantee to which such Guarantor is a party continues in full force and effect and guarantees, inter alia, the Indebtedness of the NRT Borrower under the NRT Facility;

    (f) there has not occurred a Material Adverse Change;

    (g) there shall exist no pending or threatened litigation, proceedings or investigations which (x) contest the consummation of the Credit Facilities or any part thereof or (y) could reasonably be expected to have a Material Adverse Effect;

    (h) the Administrative Agent and its counsel shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws have been complied with in respect of all agreements and transactions referred to herein;

    (i) all documents and instruments shall have been properly registered, recorded and filed in all places which, searches shall have been conducted in all jurisdictions which, and deliveries of all consents, approvals, acknowledgements, undertakings, directions, negotiable documents of title and other documents and instruments to the Administrative Agent shall have been made which, in the opinion of the Administrative Agent's counsel, acting reasonably, are desirable or required to make effective the Security created or intended to be created by the Obligors in favour of the Administrative Agent pursuant to the Security Documents and to ensure the perfection and the intended first-ranking priority of such security; and

    (j) the Fee Letter has been duly executed and delivered by the parties thereto and the Borrowers shall have paid to the Administrative Agent and the Lenders, as applicable, all fees and expenses required to be paid on or before this agreement becoming effective.

12.3    CONDITIONS PRECEDENT TO INITIAL EXTENSION OF CREDIT UNDER THE NRT
        FACILITY

        The obligations of the NRT Lenders to extend credit for the first time under the NRT Facility is subject to the fulfilment of the following conditions precedent on the date such credit is extended:

    (a) the conditions precedent set forth in Sections 12.1 and 12.2 have been fulfilled;

    (b) each of the NRT Borrower and Kinross Brazil have duly executed and delivered to the Administrative Agent the Security Documents, in form and substance satisfactory to the Administrative Agent and any other amendments thereto or amendment and restatement thereof as the Administrative Agent may require in connection with the amendment and restatement of the Existing Credit Agreement constituted hereby;

    (c) the Administrative Agent has received, in form and substance satisfactory to the Administrative Agent:

        (i) a duly certified copy of the articles of incorporation, articles of amalgamation or similar documents and by-laws of each of the NRT Borrower and Kinross Brazil;

        (ii) a certificate of status or good standing for each of the NRT Borrower and Kinross Brazil (where available) issued by the appropriate governmental body or agency of the jurisdiction in which such Obligor is incorporated;

        (iii) a duly certified copy of the resolution of the board of directors of each of the NRT Borrower and Kinross Brazil authorizing it to execute, deliver and perform its obligations under each Credit Documents to which such Obligor is a signatory;

        (iv) a certificate of an officer of each of the NRT Borrower and Kinross Brazil, in such capacity, setting forth specimen signatures of the individuals authorized to sign the Credit Documents to which such Obligor is a signatory (except for any such Obligor in whose jurisdiction of incorporation the convention is to notarize the execution of documents);

        (v) an opinion of counsel to each Borrower and Kinam Refugio addressed to the Lenders, the Administrative Agent and its counsel, relating to the status and capacity of such Obligor, the due authorization, execution and delivery and the validity and enforceability of the Credit Documents to which such Obligor is a party in the jurisdiction of incorporation of such Obligor and in the Province of Ontario and such other matters as the Administrative Agent may reasonably request; and

        (vi) an opinion of the Administrative Agent's counsel with respect to such matters as may be reasonably required by the Administrative Agent in connection with the transactions hereunder (including, without limitation, the legality, validity and binding nature obligations of each Borrower under, and the enforceability against such Obligors of, the Credit Documents which are governed by the laws of the Province of Ontario);

    (d) the Administrative Agent and its counsel shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws have been complied with in respect of all agreements and transactions referred to herein;

    (e) all documents and instruments shall have been properly registered, recorded and filed in all places which, searches shall have been conducted in all jurisdictions which, and deliveries of all consents, approvals, acknowledgements, undertakings, directions, negotiable documents of title and other documents and instruments to the Administrative Agent shall have been made which, in the opinion of the Administrative Agent's counsel, acting reasonably, are desirable or required to make effective the Security created or intended to be created by each of the NRT Borrower and Kinross Brazil in favour of the Administrative Agent pursuant to the Security Documents and to ensure the perfection and the intended first-ranking priority of such security;

    (f) the Gold Proceeds Account shall have been established and copies of Gold Proceeds Authorizations have been delivered to the Administrative Agent; and

    (g) delivery to the Administrative Agent of the ROF registration with respect to this agreement.

12.4    WAIVER

        The terms and conditions of Sections 12.1 and 12.3 are inserted for the sole benefit of the Administrative Agent and the Lenders, and the Lenders may waive them in accordance with Section 14.14, in whole or in part, with or without terms or conditions, in respect of any extension of credit, without prejudicing their right to assert the terms and conditions of Section 12.1 and
12.3 in whole or in part in respect of any other extension of credit.

                                   ARTICLE 13
                              DEFAULT AND REMEDIES

13.1    EVENTS OF DEFAULT

        Upon the occurrence of any one or more of the following events, unless expressly waived in writing in accordance with Section 14.14:

    (a) the breach by any Borrower of the provisions of Section 9.1 or 9.3

    (b) the failure of any Obligor to pay any amount due under the Credit Documents (other than amounts due pursuant to Section 9.1 or 9.3) within five Banking Days after the payment is due;

    (c) the commencement by any Company or Mine Owner or by any other Person of proceedings for the dissolution, liquidation or winding up of such Company or Mine Owner or for the suspension of operations of such Company or Mine Owner (other than such proceedings commenced to facilitate a dissolution or winding up permitted pursuant to Section 11.2(b) or by another Person which are diligently defended and are discharged, vacated or stayed within thirty days after commencement);

    (d) if any Company or Mine Owner ceases or threatens to cease to carry on its business or is adjudged or declared bankrupt or insolvent or admits its inability to pay its debts generally as they become due or fails to pay its debts generally as they become due or makes an assignment for the benefit of creditors, petitions or applies to any tribunal for the appointment of a receiver or trustee for it or for any part of its property (or such a receiver or trustee is appointed for it or any part of its property), or commences (or any other Person commences) any proceedings relating to it under any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction whether now or hereafter in effect (other than such proceedings commenced by another Person which are diligently defended and are discharged, vacated or stayed within thirty days after commencement), or by any act indicates its consent to, approval of, or acquiescence in, any such proceeding for it or for any part of its property, or suffers the appointment of any receiver or trustee, sequestrator or other custodian;

    (e) if any representation or warranty made by any Obligor in this agreement or in any other document, agreement or instrument delivered pursuant hereto or referred to herein or any material information furnished in writing to the Administrative Agent by any Obligor proves to have been incorrect in any material respect when made or furnished and continues to be incorrect in any material respect for thirty days after the Administrative Agent has given Kinross Canada notice thereof;

    (f) if a writ, execution, attachment or similar process is issued or levied against all or any portion of the property of Obligor in connection with any judgment against it in an amount of at least $10,000,000, and such writ, execution, attachment or similar process is not released, bonded, satisfied, discharged, vacated or stayed within thirty days after its entry, commencement or levy;

    (g) the breach or failure of due observance or performance by any Obligor of any covenant or provision of any Credit Document (other than those previously referred to in this Section 13.1) or of any other document, agreement or instrument delivered pursuant hereto or thereto or referred to herein or therein to which the Administrative Agent or any of the Lenders is a party and such breach or failure continues for ten Banking Days after the Administrative Agent has given Kinross Canada notice of such breach or failure;

    (h) if one or more encumbrancers, liens or landlords take possession of any part of the property of any Obligor or attempt to enforce their security or other remedies against such property (other than at the expiry of the relevant lease) and their claims remain unsatisfied for such period as would permit such property to be sold thereunder and such property which has been repossessed or is capable of being sold has an aggregate fair market value of at least $3,000,000;

    (i) if an event of default under any one or more agreements, indentures or instruments, under which any Company has outstanding Indebtedness (other than Non-Recourse Indebtedness) in an amount of at least $25,000,000 or under which another Person has outstanding Indebtedness in an amount of at least $25,000,000 which is guaranteed by any Company, shall happen (with all applicable grace periods having expired) and be continuing, or if any Indebtedness of or guaranteed by any Company in an amount of at least $25,000,000 which is payable on demand is not paid on demand;

    (j) any Person or combination of Persons acting in concert acquires direct or indirect beneficial ownership of more than 50% of the outstanding voting securities of Kinross Canada;

    (k) any ERISA Company shall fail to pay when due an amount or amounts aggregating in excess of $1,000,000 which it shall have become liable to pay under Section 4062, 4063 or 4064 of ERISA; or notice of intent to terminate a Plan shall be filed under Title IV of ERISA by any ERISA Company, any plan administrator or any combination of the foregoing if such termination would result in a Material Adverse Effect; or the PBGC shall institute proceedings under Title IV of ERISA to terminate, to impose liability (other than for premiums under Section 4007 of ERISA) in respect of, or to cause a trustee to be appointed to administer any Plan, if such action by the PBGC would result in a Material Adverse Effect; or there shall occur a complete or partial withdrawal from, or a default, within the meaning of Section 4219(c)(5) of ERISA, with respect to, one or more Multiemployer Plans which could cause one or more ERISA Companies to incur a current annual payment obligation in excess of $1,000,000;

    (l) the breach or failure of due observance by any of the Subsidiaries of the Borrowers (other than the Companies) of any of the covenants or provisions under the Postponement and Subordination Undertaking;

    (m) any one or more of the Credit Documents is determined by a court of competent jurisdiction not to be a legal, valid and binding obligation of any Obligor which is a party thereto, enforceable by the Administrative Agent, the Lenders or any of them against such Obligor and such Credit Document has not been replaced by a legal, valid, binding and enforceable document which is equivalent in effect to such Credit Document, assuming such Credit Document had originally been legal, valid, binding and enforceable, in form and substance acceptable to the Administrative Agent, within 30 days of such determination, provided, however, that such grace period shall only be provided if such Obligor actively co-operates with the Administrative Agent to so replace such Credit Document; or

    (n) a Material Adverse Change occurs;

the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by notice to the Borrowers, terminate the relevant Credit Facility (provided, however, that the Credit Facilities shall automatically terminate, without notice of any kind, upon the occurrence of an event described in clause
(c) or (d) above) and the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by the same or further notice to the Borrowers, declare all indebtedness of the Borrowers to the Lenders pursuant to this agreement (including (i) the face amount of all Bankers' Acceptances issued and outstanding hereunder and (ii) the then contingent liability of the Issuing RT Lender under all Letters) to be immediately due and payable whereupon all such indebtedness shall immediately become and be due and payable and the Security shall become immediately enforceable without further demand or other notice of any kind, all of which are expressly waived by the Borrowers (provided, however, that all such indebtedness of the Borrowers to the Lenders shall automatically become due and payable and the Security shall become immediately enforceable, without notice of any kind, upon the occurrence of an event described in clause (c) or (d) above). Upon the payment by the Canadian RT Borrowers to the Canadian RT Lenders of the face amount of all Bankers' Acceptances issued and outstanding hereunder, the Canadian RT Borrowers shall have no further liability to the Canadian RT Lenders with respect to such Bankers' Acceptances. Upon the payment by the RT Borrowers to the Issuing RT Lender of the then contingent liability under all outstanding Letters, the RT Borrowers shall have no further liability to the Issuing RT Lender with respect to such Letters.

13.2    REFUND OF OVERPAYMENTS

        With respect to each Letter for which the Issuing RT Lender has been paid all of its contingent liability pursuant to Section 9.1, 9.7 or Section
13.1 and provided that all amounts due by the RT Borrowers to the Issuing RT Lender under Section 9.1, 9.7 and Section 13.1 have been paid, the Issuing RT Lender agrees to pay to the RT Borrowers, upon the later of

    (a) if the Letter is subject to an Order, the date on which any final and non-appealable order, judgment or other determination has been rendered or issued either permanently enjoining the Issuing RT Lender from paying under such Letter or terminating any outstanding Order; and

    (b) the earlier of:

        (i) the date on which either the original counterpart of such Letter is returned to the Issuing RT Lender for cancellation or the Issuing RT Lender is released by the beneficiary thereof from any further obligations in respect of such Letter;

        (ii)    the expiry of such Letter; and

        (iii) (where the contingent liability under such Letter is less than the face amount thereof), all amounts possibly payable under such Letter have been paid;

an amount equal to any excess of the amount received by the Issuing RT Lender hereunder in respect of its contingent liability under such Letter over the total of amounts applied to reimburse the Issuing RT Lender for amounts paid by it under or in connection with such Letter (the Issuing RT Lender having the right to so appropriate such funds).

13.3    REMEDIES CUMULATIVE

        The Borrowers expressly agree that the rights and remedies of the Administrative Agent and the Lenders under this agreement are cumulative and in addition to and not in substitution for any rights or remedies provided by law. Any single or partial exercise by the Administrative Agent or any Lender of any right or remedy for a default or breach of any term, covenant or condition in this agreement does not waive, alter, affect or prejudice any other right or remedy to which the Administrative Agent or such Lender may be lawfully entitled for the same default or breach. Any waiver by the Administrative Agent with the approval of the Majority Lenders or all of the Lenders in accordance with
Section 14.14 of the strict observance, performance or compliance with any term, covenant or condition of this agreement is not a waiver of any subsequent default and any indulgence by the Lenders with respect to any failure to strictly observe, perform or comply with any term, covenant or condition of this agreement is not a waiver of the entire term, covenant or condition or any subsequent default. No failure or delay by the Administrative Agent or any Lender in exercising any right shall operate as a waiver of such right nor shall any single or partial exercise of any power or right preclude its further exercise or the exercise of any other power or right.

13.4    SET-OFF

        In addition to any rights now or hereafter granted under applicable law, and not by way of limitation of any such rights, the Administrative Agent and each Lender is authorized, at any time that an Event of Default and has occurred and is continuing without notice to the Borrowers or to any other person, any such notice being expressly waived by the Borrowers, to set-off, appropriate and apply any and all deposits, matured or unmatured, general or special, and any other indebtedness at any time held by or owing by the Administrative Agent or such Lender, as the case may be, to or for the credit of or the account of the Borrowers against and on account of the obligations and liabilities of the Borrowers which are due and payable to the Administrative Agent or such Lender, as the case may be, under the Finance Documents.

                                   ARTICLE 14
                            THE ADMINISTRATIVE AGENT

14.1    APPOINTMENT AND AUTHORIZATION OF ADMINISTRATIVE AGENT

        Each Lender hereby appoints and authorizes, and hereby agrees that it will require any assignee of any of its interests in the Credit Documents (other than the holder of a participation in its interests herein or therein) to appoint and authorize the Administrative Agent to take such actions as agent on its behalf and to exercise such powers under the Credit Documents as are delegated to the Administrative Agent by such Lender by the terms hereof, together with such powers as are reasonably incidental thereto. Neither the Administrative Agent nor any of its directors, officers, employees or agents shall be liable to any of the Lenders for any action taken or omitted to be taken by it or them thereunder or in connection therewith, except for its own gross negligence or wilful misconduct and each Lender hereby acknowledges that the Administrative Agent is entering into the provisions of this Section 14.1 on its own behalf and as agent and trustee for its directors, officers, employees and agents.

14.2    INTEREST HOLDERS

        The Administrative Agent may treat each Lender set forth in Schedule A hereto or the person designated in the last notice delivered to it under Section
15.5 as the holder of all of the interests of such Lender under the Credit Documents.

14.3    CONSULTATION WITH COUNSEL

        The Administrative Agent may consult with legal counsel selected by it as counsel for the Administrative Agent and the Lenders and shall not be liable for any action taken or not taken or suffered by it in good faith and in accordance with the advice and opinion of such counsel.

14.4    DOCUMENTS

        The Administrative Agent shall not be under any duty to the Lenders to examine, enquire into or pass upon the validity, effectiveness or genuineness of the Credit Documents or any instrument, document or communication furnished pursuant to or in connection with the Credit Documents and the Administrative Agent shall, as regards the Lenders, be entitled to assume that the same are valid, effective and genuine, have been signed or sent by the proper parties and are what they purport to be.

14.5    ADMINISTRATIVE AGENT AS LENDER

                  With respect to those portions of a particular Credit Facility made available by it, the Administrative Agent shall have the same rights and powers under the Credit Documents as any other Lender and may exercise the same as though it were not the Administrative Agent. The Administrative Agent and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Borrowers and their Affiliates and persons doing business with the Borrowers and/or any of their Affiliates as if it were not the Administrative Agent and without any obligation to account to the Lenders therefor.

14.6    RESPONSIBILITY OF ADMINISTRATIVE AGENT

        The duties and obligations of the Administrative Agent to the Lenders under the Credit Documents are only those expressly set forth herein. The Administrative Agent shall not have any duty to the Lenders to investigate whether a Default or an Event of Default has occurred. The Administrative Agent shall, as regards the Lenders, be entitled to assume that no Default or Event of Default has occurred and is continuing unless the Administrative Agent has actual knowledge or has been notified by a Borrower of such fact or has been notified by a Lender that such Lender considers that a Default or Event of Default has occurred and is continuing, such notification to specify in detail the nature thereof.

14.7    ACTION BY ADMINISTRATIVE AGENT

        The Administrative Agent shall be entitled to use its discretion with respect to exercising or refraining from exercising any rights which may be vested in it on behalf of the Lenders by and under this agreement; provided, however, that the Administrative Agent shall not exercise any rights under
Section 13.1 or under the Guarantees, the Borrower Guarantees or the Security Documents or expressed to be on behalf of or with the approval of the Majority Lenders without the request, consent or instructions of the Majority Lenders. Furthermore, any rights of the Administrative Agent expressed to be on behalf of or with the approval of the Majority Lenders shall be exercised by the Administrative Agent upon the request or instructions of the Majority Lenders. The Administrative Agent shall incur no liability to the Lenders under or in respect of any of the Credit Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its gross negligence or wilful misconduct. The Administrative Agent shall in all cases be fully protected in acting or refraining from acting under any of the Credit Documents in accordance with the instructions of the Majority Lenders and any action taken or failure to act pursuant to such instructions shall be binding on all Lenders. In respect of any notice by or action taken by the Administrative Agent hereunder, the Borrowers shall at no time be obliged to enquire as to the right or authority of the Administrative Agent to so notify or act.

14.8    NOTICE OF EVENTS OF DEFAULT

        In the event that the Administrative Agent shall acquire actual knowledge or shall have been notified of any Default or Event of Default, the Administrative Agent shall promptly notify the Lenders and shall take such action and assert such rights under Section 13.1 of this agreement and under the other Credit Documents as the Majority Lenders shall request in writing and the Administrative Agent shall not be subject to any liability by reason of its acting pursuant to any such request. If the Majority Lenders shall fail for five Banking Days after receipt of the notice of any Default or Event of Default to request the Administrative Agent to take such action or to assert such rights under any of the Credit Documents in respect of such Default or Event of Default, the Administrative Agent may, but shall not be required to, and subject to subsequent specific instructions from the Majority Lenders, take such action or assert such rights (other than rights under Section 13.1 of this agreement or under the other Credit Documents and other than giving an express waiver of any Default or any Event of Default) as it deems in its discretion to be advisable for the protection of the Lenders except that, if the Majority Lenders have instructed the Administrative Agent not to take such action or assert such rights, in no event shall the Administrative Agent act contrary to such instructions unless required by law to do so.

14.9    RESPONSIBILITY DISCLAIMED

        The Administrative Agent shall be under no liability or responsibility whatsoever as agent hereunder:

    (a) to any Borrower or any other Person as a consequence of any failure or delay in the performance by, or any breach by, any Lender or Lenders of any of its or their obligations under any of the Credit Documents;

    (b) to any Lender or Lenders as a consequence of any failure or delay in performance by, or any breach by, any Borrower of any of its obligations under any of the Credit Documents; or

    (c) to any Lender or Lenders for any statements, representations or warranties in any of the Credit Documents or in any other documents contemplated thereby or in any other information provided pursuant to any of the Credit Documents or any other documents contemplated thereby or for the validity, effectiveness, enforceability or sufficiency of any of the Credit Documents or any other document contemplated thereby.

14.10   INDEMNIFICATION

        The Lenders agree to indemnify the Administrative Agent (to the extent not reimbursed by the Borrowers) in their respective Pro Rata Shares from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent in any way relating to or arising out of any of the Credit Documents or any other document contemplated thereby or any action taken or omitted by the Administrative Agent under any of the Credit Documents or any document contemplated thereby, except that no Lender shall be liable to the Administrative Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the gross negligence or wilful misconduct of the Administrative Agent.

14.11   CREDIT DECISION

        Each Lender represents and warrants to the Administrative Agent that:

    (a) in making its decision to enter into this agreement and to make its Pro Rata Share of a Credit Facility available to the relevant Borrowers, it is independently taking whatever steps it considers necessary to evaluate the financial condition and affairs of such Borrowers and that it has made an independent credit judgment without reliance upon any information furnished by the Administrative Agent; and

    (b) so long as any portion of a Credit Facility is being utilized by the relevant Borrowers, it will continue to make its own independent evaluation of the financial condition and affairs of the relevant Borrowers.

14.12   SUCCESSOR ADMINISTRATIVE AGENT

        Subject to the appointment and acceptance of a successor Administrative Agent as provided below, the Administrative Agent may, with the prior written consent of the Borrowers (which consent shall not be required for so long as an Event of Default has occurred and is continuing), resign at any time by giving 30 days written notice thereof to the Borrowers and the Lenders. Upon any such resignation, the Majority Lenders, with the prior written consent of the Borrowers (which consent shall not be required (x) if the successor Administrative Agent is an Affiliate or Subsidiary of the Administrative Agent on the date hereof or (y) for so long as an Event of Default has occurred and is continuing), shall have the right to appoint a successor Administrative Agent who shall be one of the Lenders unless none of the Lenders wishes to accept such appointment. If no successor Administrative Agent shall have been so appointed and shall have accepted such appointment by the time of such resignation, then the retiring Administrative Agent may, on behalf of the Lenders and with the prior written consent of the Borrowers (which consent shall not be required for so long as an Event of Default has occurred and is continuing), appoint a successor Administrative Agent which shall be a bank organized under the laws of Canada which has combined capital and reserves in excess of Cdn. $250,000,000 and has an office in Toronto. Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges, duties and obligations of the retiring Administrative Agent (in its capacity as Administrative Agent but not in its capacity as a Lender) and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder (in its capacity as Administrative Agent but not in its capacity as a Lender). After any retiring Administrative Agent's resignation hereunder as the Administrative Agent, provisions of this
Article 14 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Administrative Agent.

14.13   DELEGATION BY ADMINISTRATIVE AGENT

        With the prior approval of the Majority Lenders, the Administrative Agent shall have the right to delegate any of its duties or obligations hereunder as Administrative Agent to any Affiliate of the Administrative Agent so long as the Administrative Agent shall not thereby be relieved of such duties or obligations.

14.14 WAIVERS AND AMENDMENTS

    (a) Subject to Sections 14.14(b) and (c), any term, covenant or condition of any of the Credit Documents may only be amended with the prior consent of the Borrowers and the Majority Lenders or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively) by the Majority Lenders and in any such event the failure to observe, perform or discharge any such covenant, condition or obligation, so amended or waived (whether such amendment is executed or such consent or waiver is given before or after such failure), shall not be construed as a breach of such covenant, condition or obligation or as a Default or Event of Default.

    (b) Notwithstanding Section 14.14(a), without the prior written consent of each Lender, no such amendment or waiver shall directly:

        (i) increase the amount of either Credit Facility or the amount of the Individual Commitment of any Lender with respect to a Credit Facility;

        (ii) extend the NRT Facility Maturity Date or any other scheduled repayment of the NRT Facility pursuant to Section 9.3;

        (iii) extend the time for the payment of interest on Loans, forgive any portion of principal thereof, reduce the stated rate of interest thereon or amend the requirement of pro rata application of all amounts received by the Administrative Agent in respect of either Credit Facility;

        (iv) change the percentage of the Lenders' requirement to constitute the Majority Lenders or otherwise amend the definition of Majority Lenders;

        (v) reduce the stated amount or postpone the date for payment of any fees or other amount to be paid pursuant to Article 7 or Article 8 of this agreement;

        (vi)    permit any subordination of any of the Secured Obligations;

        (vii) release, discharge or amend the joint and several covenant of the RT Borrowers hereunder, release or discharge any of the Security Documents or the Security or any of the Guarantees, in whole or in part, or release any of the Secured Assets from the Security, in whole or in part; or

        (viii)  alter the terms of this Section 14.14.

    (c) No amendment to or waiver of any provision hereof to the extent it affects the rights or obligations of the Administrative Agent shall be effective without the prior written consent of the Administrative Agent.

    (d) Without the prior written consent of the Issuing RT Lender, no amendment to or waiver of Article 14 or any other provision hereof to the extent it affects the rights or obligations of the Issuing RT Lender shall be effective.

    (e) The parties hereto acknowledge and agree that the Scotiabank NRT Facility Individual Commitment - Tranche A and the Scotiabank NRT Facility Individual Commitment - Tranche B shall be voted separately.

14.15   DETERMINATION BY ADMINISTRATIVE AGENT CONCLUSIVE AND BINDING

        Any determination to be made by the Administrative Agent on behalf of or with the approval of the Lenders or the Majority Lenders under this agreement shall be made by the Administrative Agent in good faith and, if so made, shall be binding on all parties, absent manifest error.

14.16   ADJUSTMENTS AMONG LENDERS AFTER ACCELERATION

    (a) The relevant Lenders agree that, at any time after all indebtedness of the Borrowers to such Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of a Credit Facility, they will at any time or from time to time upon the request of any relevant Lender through the Administrative Agent purchase portions of the availments made available by the other relevant Lenders which remain outstanding, and make any other adjustments which may be necessary or appropriate, in order that the amounts of the availments made available by the respective Lenders which remain outstanding, as adjusted pursuant to this Section 14.16, will be in the same proportions as their respective Pro Rata Shares thereof with respect to such Credit Facility immediately prior to such acceleration, cancellation or termination.

    (b) The relevant Lenders agree that, at any time after all indebtedness of the relevant Borrowers to such Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of a Credit Facility, the amount of any repayment made by such Borrowers under this agreement, and the amount of any proceeds of the exercise of any rights or remedies of such Lenders under the Credit Documents, which are to be applied against amounts owing hereunder as principal, will be so applied in a manner such that to the extent possible, the availments made available by the respective Lenders which remain outstanding, after giving effect to such application, will be in the same proportions as their respective Pro Rata Shares thereof with respect to such Credit Facility immediately prior to the cancellation of termination thereof immediately prior to such acceleration, cancellation or termination.

    (c) For greater certainty, the Lenders acknowledge and agree that without limiting the generality of the provisions of Section 14.16(a) and (b), such provisions will have application if and whenever any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, compensation, or otherwise), other than as a result of the netting of exposures of a Lender under Hedging Agreements as contemplated in Section 14.19(c), on account of any monies owing or payable by a Borrower to it under the Finance Documents in excess of its pro rata share of payments on account of monies owing by such Borrower to all the Finance Parties thereunder. (d) Each Borrower agrees to be bound by and to do all things necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders pursuant to this Section 14.16.

14.17   REDISTRIBUTION OF PAYMENT

        If a Lender shall receive payment of a portion of the aggregate amount of principal and interest due to it hereunder which is greater than the proportion received by any other Lender in respect of the aggregate amount of principal and interest due in respect of a Credit Facility (having regard to the respective Individual Commitments of the Lenders), the Lender receiving such proportionately greater payment shall purchase a participation (which shall be deemed to have been done simultaneously with receipt of such payment) in that portion of the aggregate outstanding credit of the other Lender or Lenders so that the respective receipts shall be pro rata to their respective participation in the credits; provided, however, that if all or part of such proportionately greater payment received by such purchasing Lender shall be recovered from the relevant Borrower, such purchase shall be rescinded and the purchase price paid for such participation shall be returned by such selling Lender or Lenders to the extent of such recovery, but without interest.

14.18   DISTRIBUTION OF NOTICES

        Except as otherwise expressly provided herein, promptly after receipt by the Administrative Agent of any notice or other document which is delivered to the Administrative Agent hereunder on behalf of the Lenders, the Administrative Agent shall provide a copy of such notice or other document to each of the Lenders.

14.19   DETERMINATION OF EXPOSURES

        Prior to any distribution of Cash Proceeds of Realization to the Lenders, the Administrative Agent shall request each Lender to provide to the Administrative Agent a written calculation of such Lender's Exposure, each such calculation to be certified true and correct by the Lender providing same. Each Lender shall so provide such calculation within two Banking Days following the request of the Administrative Agent. Any such calculation provided by a particular Lender which is approved by the Administrative Agent shall, absent manifest error, constitute PRIMA FACIE evidence of such Lender's Exposure at such time. If the Administrative Agent does not approve any such calculation provided by a particular Lender, the Administrative Agent and such Lender shall, expeditiously and in good faith, make a determination of such Lender's Exposure which the Administrative Agent approves. With respect to each determination of the Exposure of the Lenders, the Administrative Agent shall promptly notify the Lenders. For the purposes of determining a particular Lender's Exposure as of a particular date:

    (a) the Exposure of a Lender under this agreement and the Security Documents shall be the aggregate amount (expressed in United States dollars) owing to such Lender thereunder on such date;

    (b) the Exposure of a Lender in respect of a cash management agreement shall be the amount (expressed in United States dollars) which would be owing by the relevant Borrower thereunder on such date if such agreement was terminated on such date; and

    (c) the Exposure of a Lender in respect of Hedging Agreements shall be measured as the net exposure of such Lender under all Hedging Agreements with all Borrowers to which such Lender is a party, being the aggregate exposure of such Lender thereunder less the aggregate exposure of the Borrowers thereunder; the exposure of party to a Hedging Agreement shall be, in the case of a Hedging Agreement which has not been terminated as of such date, the total amount which such party would be obligated to pay to the other party under such Hedging Agreement in the event of the early termination by such other party as of such date of such Hedging Agreement as a result of the occurrence of a default or event of default (however specified or designated) with respect to such party thereunder or, in the case of a Hedging Agreement which has been terminated as of such date, the total amount which such party is obligated to pay to the other party under such Hedging Agreement, in each case expressed in United States dollars.

14.20   DECISION TO ENFORCE SECURITY

        The Security shall become enforceable as provided in Article 13 or, after the Termination Date, as provided in the Secured Risk Management Agreements. Upon the Security becoming enforceable as aforesaid, the Administrative Agent shall promptly so notify each of the Lenders. Any Lender may thereafter provide the Administrative Agent with a written request to enforce the Security. Forthwith after the receipt of such a request, the Administrative Agent shall seek the instructions of the Majority Lenders as to whether the Security should be enforced and the manner in which the Security should be enforced. In seeking such instructions, the Administrative Agent shall submit a specific proposal to the Lenders. The Administrative Agent shall promptly notify the Lenders of all instructions and approvals of the Majority Lenders.

14.21   ENFORCEMENT

        The Administrative Agent reserves the sole right to enforce, or otherwise deal with, the Security and to deal with the Obligors in connection therewith; provided, however, that the Administrative Agent shall so enforce, or otherwise deal with, the Security as the Majority Lenders shall instruct.

14.22   APPLICATION OF CASH PROCEEDS OF REALIZATION

    (a) All Proceeds of Realization not in the form of cash shall be forthwith delivered to the Administrative Agent and disposed of, or realized upon, by the Administrative Agent in such manner as the Majority Lenders may approve so as to produce Cash Proceeds of Realization.

    (b) Subject to the claims, if any, of secured creditors of the Obligors whose security ranks in priority to the Security, all Cash Proceeds of Realization shall be applied and distributed, and the claims of the Lenders shall be deemed to have the relative priorities which would result in the Cash Proceeds of Realization being applied and distributed, as follows:

        (i) firstly, to the payment of all reasonable costs and expenses incurred by or on behalf of the Administrative Agent (including, without limitation, all legal fees and disbursements) in the exercise of all or any of the powers granted to it hereunder or under the Security Documents or the Guarantees and in payment of all of the remuneration of any Receiver and all costs and expenses properly incurred by such Receiver (including, without limitation, all legal fees and disbursements) in the exercise of all or any powers granted to it under the Security Documents;

        (ii) secondly, in payment of all amounts of money borrowed or advanced by the Administrative Agent or such Receiver pursuant to the Security Documents and any interest thereon;

        (iii) thirdly, to the payment or prepayment of the Secured Obligations (including holding as cash collateral to be applied against Secured Obligations which have not then matured) to the Finance Parties pro rata in accordance with their relative Exposures; and

        (iv) the balance, if any, to the Borrowers or otherwise in accordance with applicable law.

14.23   SECURITY DOCUMENTS

        As continuing collateral security for the Secured Obligations, the Borrowers shall, and shall cause the Guarantors to, execute and deliver the Borrower Guarantees, the Guarantees and the Security Documents. The Borrower Guarantees, the Guarantees and the Security Documents shall be entered into in favour of the Administrative Agent for the rateable benefit of the Finance Parties. The Administrative Agent declares that it shall hold the Security, the Secured Assets charged by the Security Documents and the rights granted to it under the Credit Documents for its own benefit and in its capacity as agent for the rateable benefit of each Finance Party.

14.24   [INTENTIONALLY DELETED]

14.25   SURVIVAL

        The provisions of this Article 14 and all other provisions of this agreement which are necessary to give effect to each of the provisions of this
Article 14 shall survive the Termination Date until such time as each of the Termination Date, the RT Facility Maturity Date and the NRT Facility Maturity Date have occurred.

14.26   DISCHARGE OF SECURITY

    (a) To the extent a sale or other disposition of the Secured Assets is permitted pursuant to the provisions hereof, the Lenders hereby authorize the

        Administrative Agent, at the cost and expense of the Borrowers, to execute such discharges and other instruments which are necessary for the purposes of releasing and discharging the security interest of the Lenders and the Administrative Agent therein or for the purposes of recording the provisions or effect thereof in any office where the Security Documents may be registered or recorded or for the purpose of more fully and effectively carrying out the provisions of this Section 14.26.

    (b) The Security shall terminate on the latest to occur of the Termination Date, the RT Facility Maturity Date and the NRT Facility Maturity Date unless the Security has become enforceable in accordance with Section 14.20 at or prior to such time, in which case the Security shall terminate when the Secured Obligations have been fully satisfied. Upon the Security terminating, the Administrative Agent shall execute and deliver, at the sole expense of the Borrowers, all such discharges and releases as the Borrowers may reasonably require to give effect thereto.

                                   ARTICLE 15
                                 MISCELLANEOUS

15.1    NOTICES

        All notices and other communications provided for herein shall be in writing and shall be personally delivered to an officer or other responsible employee of the addressee or sent by telefacsimile, charges prepaid, at or to the applicable addresses or telefacsimile numbers, as the case may be, set out opposite the parties name on the signature page hereof or at or to such other address or addresses, telefacsimile number or numbers as any party hereto may from time to time designate to the other parties in such manner. Any communication which is personally delivered as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Banking Day and such delivery received before 4:00 p.m. (Toronto time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of delivery. Any communication which is transmitted by telefacsimile as aforesaid shall be deemed to have been validly and effectively given on the date of transmission if such date is a Banking Day and such transmission was received before 4:00 p.m. (Toronto time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of transmission.

15.2    SEVERABILITY

        Any provision hereof which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof.

15.3    COUNTERPARTS

        This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

15.4    SUCCESSORS AND ASSIGNS

        This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

15.5    ASSIGNMENT

    (a) Neither the Credit Documents nor the benefit thereof may be assigned by any Borrower.

    (b) A Lender may at any time sell to one or more other persons ("PARTICIPANTS") participating interests in any credit outstanding hereunder, any commitment of the Lender hereunder or any other interest of the Lender hereunder. In the event of any such sale by a Lender of a participating interest to a Participant, the Lender's obligations under this agreement to the relevant Borrower shall remain unchanged, the Lender shall remain solely responsible for the performance thereof and the relevant Borrower shall continue to be obligated to the Lender in connection with the Lender's rights under this agreement. Each Borrower agrees that if amounts outstanding under this agreement are due and unpaid, or shall have been declared to be or shall have become due and payable upon the occurrence of an Event of Default, or any Default which might mature into an Event of Default, each Participant shall be deemed to have the right of setoff in respect of its participating interest in amounts owing under this agreement to the same extent as if the amount of its participating interest were owing directly to it as the relevant Lender under this agreement. Each Borrower also agrees that each Participant shall be entitled to the benefits of Article 8 with respect to its participation hereunder and for the purposes of Article 8 such Participant shall be deemed to be a Lender to the extent of such participation; provided, that, subject to Sections 8.6(k) and (l), no Participant shall be entitled to receive any greater amount pursuant to such Article than the Lender would have been entitled to receive in respect of the amount of the participation transferred by the Lender to such Participant had no such transfer occurred.

    (c) With the prior written consent of, (x) the Issuing RT Lender (which consent shall not be required for an assignment of rights with respect to the NRT Facility or, otherwise for so long as an Event of Default has occurred and is continuing if no Letters are outstanding at the time of the relevant assignment) and (y) the Administrative Agent, a Lender may at any time sell all or any part of its rights and obligations under the Credit Documents (but not less than $5,000,000) to one or more Persons ("PURCHASING LENDERS"). For certainty, no consent shall be required for any pledge by a Lender to the Federal Reserve Bank of such Lender's interest hereunder. In addition to and not, for certainty, in limitation of the foregoing, no consent shall be required in the case of the sale by a Lender listed in Schedule II of the BANK ACT (Canada) to its Affiliate that is listed in Schedule III to the BANK ACT (Canada) provided that, prior to the occurrence and continuance of an Event of Default, any RT Lender (other than as concerns The Bank of Nova Scotia in connection with assignments made immediately after this agreement becomes effective pursuant to Section 12.2) which comprises both a Canadian RT Lender and a U.S. RT Lender may only sell all or any part of its rights and obligations under the Credit Documents to a Purchasing Lender which comprises both a Canadian RT Lender and a U.S. RT Lender. For the avoidance of doubt, no such consents shall be required and no such restriction shall apply in the case of a pledge or assignment of a security interest in all or any portion of a U.S. RT Lender's rights under this agreement to a Federal Reserve Bank. Upon such sale, the Lender shall, to the extent of such sale, be released from its obligations under the Credit Documents and each of the Purchasing Lenders shall become a party to the Credit Documents to the extent of the interest so purchased. Any such assignment by a Lender shall not be effective unless and until such Lender has paid to the Administrative Agent an assignment fee in the amount of $3,500 for each Purchasing Lender, unless and until the Purchasing Lender has executed an instrument substantially in the form of Schedule C hereto whereby the Purchasing Lender has agreed to be bound by the terms of the Credit Documents as a Lender and has agreed to specific Individual Commitments with respect to the relevant Credit Facility and a specific address and telefacsimile number for the purpose of notices as provided in Section
        15.1 and unless and until the requisite consents to such assignment have been obtained, unless and until a copy of a fully executed copy of such instrument has been delivered to each of the Administrative Agent and the relevant Borrowers. Upon any such assignment becoming effective, Schedule A hereto shall be deemed to be amended to include the Purchasing Lender as a Lender with the specific Individual Commitment with respect to the relevant Credit Facility, address and telefacsimile number as aforesaid and the Individual Commitment of the Lender making such assignment shall be deemed to be reduced by the amount of the Individual Commitment of the Purchasing Lender with respect to the relevant Credit Facility.

    (d) Each Borrower authorizes the Administrative Agent and the Lenders to disclose to any Participant or Purchasing Lender (each, a "TRANSFEREE") and any prospective Transferee and authorizes each of the Lenders to disclose to any other Lender any and all financial information in their possession concerning such Borrower which has been delivered to them by or on behalf of the Borrowers pursuant to this agreement or which has been delivered to them by or on behalf of the Borrowers in connection with their credit evaluation of the Companies prior to becoming a party to this agreement, so long as any such Transferee agrees not to disclose any confidential, non-public information to any person other than its non-brokerage affiliates, employees, accountants or legal counsel, unless required by law.

15.6    ENTIRE AGREEMENT

        This agreement and the agreements referred to herein and delivered pursuant hereto (including, without limitation, the Fee Letter) constitute the entire agreement between the parties hereto and supersede any prior agreements, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof.

15.7    FURTHER ASSURANCES

        The Borrowers shall from time to time and at all times hereafter, upon every reasonable request of the Administrative Agent, make, do, execute, and deliver or cause to be made, done, executed and delivered all such further acts, deeds, assurances and things as may be necessary in the opinion of the Administrative Agent for more effectually perfecting the Security and implementing and carrying out the true intent and meaning of the Credit Documents or any agreement delivered pursuant thereto and such additional Security Documents in connection with the property, assets and undertakings of the Obligors, in form and substance satisfactory to the Administrative Agent, as the Administrative Agent may from time to time reasonably request, to ensure (i) each Guarantor has executed and delivered a Guarantee and Security Documents,
(ii) the property, assets and undertakings of each Obligor are subject to a Lien in favour of the Administrative Agent pursuant to one or more Security Documents to the extent provided in the Security Documents and (iii) the intended first ranking priority of such Liens.

15.8    JUDGMENT CURRENCY

    (a) If, for the purpose of obtaining or enforcing judgment against any Borrower in any court in any jurisdiction, it becomes necessary to convert into a particular currency (such currency being hereinafter in this Section 15.8 referred to as the "JUDGMENT CURRENCY") an amount due in another currency (such other currency being hereinafter in this Section 15.8 referred to as the "INDEBTEDNESS CURRENCY") under this agreement, the conversion shall be made at the rate of exchange prevailing on the Banking Day immediately preceding:

        (i) the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

        (ii) the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 15.8(a)(ii) being hereinafter in this Section 15.8 referred to as the "JUDGMENT CONVERSION DATE").

    (b) If, in the case of any proceeding in the court of any jurisdiction referred to in Section 15.8(a)(ii), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Borrowers shall pay to the appropriate judgment creditor or creditors such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Indebtedness Currency which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

    (c) Any amount due from the Borrowers under the provisions of Section 15.8(b) shall be due to the appropriate judgment creditor or creditors as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this agreement.

    (d) The term "rate of exchange" in this Section 15.8 means the noon spot rate of exchange for Canadian interbank transactions applied in converting the Indebtedness Currency into the Judgment Currency published by the Bank of Canada for the day in question.

15.9    NOTICE OF REMEDIES

        Each Borrower is personally obligated and fully liable for all amounts due by it under this agreement. The Administrative Agent, the Lenders or any of them has the right to sue on this agreement and obtain a personal judgment against the Borrowers or any of them for satisfaction of the amount due hereunder either before or after a judicial foreclosure of the Fort Knox Deposit Deed of Trust, the Ryan Lode Deposit Deed of Trust, the True North Deposit Deed of Trust or any of them (as the same are described in Schedule K) under Alaska Statutes 09.45.170-09.45.220.

15.10   WAIVERS OF JURY TRIAL

        THE BORROWERS, THE LENDERS AND THE ADMINISTRATIVE AGENT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENT TO WHICH IT IS A PARTY AND FOR ANY COUNTERCLAIM THEREIN.

15.11   TITLES

        For certainty, the Persons named herein as "Co-Lead Arrangers", "Co-Documentation Agents" and "Syndication Agent" shall have no responsibilities or obligations hereunder in their capacities as such.

15.12   USA PATRIOT ACT

        Each Lender hereby notifies the Borrowers that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the "ACT"), it is required to obtain, verify and record information that identifies each borrower, guarantor or grantor (the "LOAN PARTIES"), which information includes the name and address of each Loan Party and other information that will allow such Lender to identify such Loan Party in accordance with the Act.



            [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK.]

         IN WITNESS WHEREOF the parties hereto have executed and delivered this agreement on the date first written above.

Kinross Gold Corporation               KINROSS GOLD CORPORATION
52nd  Floor, Scotia Plaza
40 King Street West
Toronto, Ontario  M5H 3Y2
                                       By:   (SIGNED) CHRIS HILL
                                           -------------------------------------
Attention:  Chris Hill


                                       By:
                                           -------------------------------------

Telefax:   (416) 365-0896



Kinross Gold U.S.A., Inc.              KINROSS GOLD U.S.A., INC.
c/o Kinross Gold Corporation
52nd Floor, Scotia Plaza
40 King Street West
Toronto, Ontario  M5H 3Y2
                                       By:   (SIGNED) CHRIS HILL
                                           -------------------------------------
Attention:      Chris Hill


                                       By:
                                           -------------------------------------

Telefax:   (416) 365-0896

Fairbanks Gold Mining, Inc.            FAIRBANKS GOLD MINING, INC.
c/o Kinross Gold Corporation
52nd Floor, Scotia Plaza
40 King Street West
Toronto, Ontario  M5H 3Y2
                                       By:   (SIGNED) CHRIS HILL
                                           -------------------------------------
Attention:      Chris Hill
                                       By:
                                           -------------------------------------
Telefax:        (416) 365-0896

Round Mountain Gold Corporation        ROUND MOUNTAIN GOLD CORPORATION
c/o Kinross Gold Corporation
52nd Floor, Scotia Plaza
40 King Street West
Toronto, Ontario  M5H 3Y2
                                       By:   (SIGNED) CHRIS HILL
                                           -------------------------------------
Attention:      Chris Hill

Telefax:        (416) 365-0896         By:
                                           -------------------------------------

Rio Paracatu Mineracao S.A.            RIO PARACATU MINERACAO S.A.
c/o Kinross Gold Corporation
52nd Floor, Scotia Plaza
40 King Street West
Toronto, Ontario  M5H 3Y2
                                       By: (SIGNED) MANOEL CERQUEIRA
                                           -------------------------------------
Attention:      Chris Hill

Telefax:        (416) 365-0896         By:
                                           -------------------------------------

The Bank of Nova Scotia                    THE BANK OF NOVA SCOTIA, AS
Corporate Banking - Loan Syndications      ADMINISTRATIVE AGENT
40 King St. West - 62nd Floor
Toronto, Ontario  M5W 2X6

Attention:      Managing Director          By: (SIGNED) ALASTAIR BORTHWICK
                                               ---------------------------------
                                                 Alastair Borthwick
Telefax:        (416) 866-2009                   Director

with a copy to:                            By: (SIGNED) ALICIA OSEQUEDA
                                               ---------------------------------
                                                 Alicia Osegueda
Attention:      Managing Director                Associate Director

Telefax:        (416) 866-3329



The Bank of Nova Scotia                    THE BANK OF NOVA SCOTIA, AS RT
Corporate Banking - Mining                 LENDER
Scotia Plaza, 62nd Floor
40 King Street West
Toronto, Ontario  M5W 2X6                  By:   (SIGNED) DAVID KONAREK
                                               ---------------------------------
                                                 David Konarek
Attention:      Managing Director                Managing Director

Telefax:        (416) 866-2009             By:   (SIGNED) DEREK TOVICH
                                               ---------------------------------
                                                 Derek Tovich
                                                 Associate Director



The Bank of Nova Scotia                    THE BANK OF NOVA SCOTIA, AS NRT
Corporate Banking - Mining                 LENDER
Scotia Plaza, 62nd Floor
40 King Street West
Toronto, Ontario  M5W 2X6                  By:  (SIGNED) DAVID KONAREK
                                               ---------------------------------
                                                 David Konarek
Attention:      Managing Director                Managing Director


Telefax:        (416) 866-2009             By:   (SIGNED) DEREK TOVICH
                                               ---------------------------------
                                                 Derek Tovich
                                                 Associate Director

                                   SCHEDULE A
                       LENDERS AND INDIVIDUAL COMMITMENTS


RT FACILITY
    CANADIAN RT LENDERS                       U.S. RT LENDERS                  INDIVIDUAL COMMITMENT RE:
                                                                                      RT FACILITY


   The Bank of Nova Scotia                  The Bank of Nova Scotia                 U.S. $300,000,000

NRT FACILITY

                    NRT LENDERS                                   INDIVIDUAL COMMITMENT RE: NRT FACILITY

The Bank of Nova Scotia (Scotiabank NRT Facility                             U.S. $190,000,000
Individual Commitment - Tranche A)
The Bank of Nova Scotia (Scotiabank NRT Facility                             U.S. $10,000,000
Individual Commitment - Tranche B)

                                   SCHEDULE B
                             COMPLIANCE CERTIFICATE

TO:                 THE BANK OF NOVA SCOTIA


                  I, ____________________, the [senior financial officer] of Kinross Gold Corporation, hereby certify that:

1. I am the duly appointed [senior financial officer] of Kinross Gold Corporation, a Borrower named in the second amended and restated credit agreement made as of August 18, 2006, as amended (the "CREDIT AGREEMENT") between Kinross Gold Corporation, Kinross Gold U.S.A., Inc., Fairbanks Gold Mining, Inc., Round Mountain Gold Corporation, Rio Paracatu Mineracao S.A., the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders and as such I am providing this Certificate for and on behalf of Kinross Gold Corporation pursuant to the Credit Agreement.

2. I am familiar with and have examined the provisions of the Credit Agreement including, without limitation, those of Article 10, Article 11 and Article 13 therein.

3. To the best of my knowledge, information and belief and after due inquiry, no Default has occurred and is continuing.

As at or for the relevant period ending _______________________, the amounts and financial ratios as contained in Sections 11.1(o), (p), (q) and (s) of the Credit Agreement are as follows and detailed calculations thereof are attached hereto:

                                                 ACTUAL        REQUIRED AMOUNT
                                                 AMOUNT
        (a)      Tangible Net Worth              _______      U.S.$700,000,000
        (b)      Interest Coverage Ratio         _______      = 4.5:1
        (c)      Leverage Ratio                  _______      = 3.0 to 1
        (d)      Reserves                        _______      > 6 million ounces

        The attached calculation worksheet as at the relevant period ending ________ accurately sets out the information therein contained.

4. Unless the context otherwise requires, capitalized terms in the Credit Agreement which appear herein without definitions shall have the meanings ascribed thereto in the Credit Agreement.

                 DATED this _______ day of _____________, 20____.




                              --------------------------------------------------
                              (Signature)

                              --------------------------------------------------
                              (Name - please print)

                              --------------------------------------------------
                              (Title of Senior Financial Officer)

                              CALCULATION WORKSHEET

TANGIBLE NET WORTH

         ACTUAL:

         ---------- --------------------------------------------------------------------------------- ----------------------
                    Equity as of financial statements dated [  ]                                      US$
         ---------- --------------------------------------------------------------------------------- ----------------------
                    Plus (without duplication):
         ---------- --------------------------------------------------------------------------------- ----------------------
                             Series B Preferred shares                                                US$
         ---------- --------------------------------------------------------------------------------- ----------------------
                    Subtotal:
         ---------- --------------------------------------------------------------------------------- ----------------------
                    Less:
         ---------- --------------------------------------------------------------------------------- ----------------------
                             Goodwill, deferred expenses and intangible assets                        US$(  )
                                                                                                            -
         ---------- --------------------------------------------------------------------------------- ----------------------
                    Equity in Non-Recourse Subsidiaries                                               US$(  )
         ---------- --------------------------------------------------------------------------------- ----------------------
                    Tangible Net Worth                                                                US$
         ---------- --------------------------------------------------------------------------------- ----------------------

         MINIMUM REQUIRED:

         ---------- --------------------------------------------------------------------------------- ----------------------
                    Minimum Level                                                                     US$700,000,000
         ---------- --------------------------------------------------------------------------------- ----------------------

         COMPLIANCE        [Yes]/[No]

INTEREST COVERAGE RATIO

         Rolling OCF                        US $ _________________________ (A)

         Rolling Interest Expenses          US $ _________________________ (B)

         Interest Coverage Ratio (Actual)   __________________ (A:B)

         Interest Coverage Ratio (Min. Required):  4.5:1

         COMPLIANCE [Yes]/[No]

LEVERAGE RATIO

INDEBTEDNESS:

                            DESCRIPTION                AMOUNT

                            [ITEMIZE]

                                                       ---------------

Total Indebtedness                                     U.S.$____________ (C)


CASH:

                                         ----------------

Cash Balance U.S.$___________________ (D)

Net Indebtedness (C - D) U.S.$__________________ (E)

Rolling OCF (amount (A) above)              U.S. $ _______________ (A)

Leverage Ratio (Actual)                     _____________________ (E:A)

Leverage Ratio (Max. Permitted):                     3.0:1

COMPLIANCE [Yes]/[No]


RESERVES

           Mine               Proven and         Recovery        Recoverable         Amount            Remaining
                              Probable           Factor          reserves            Produced          Reserves
                              Reserves as        (2)             (1) x (2) =(3)      Since             (3)-(4)
                              of Yearend                                             Previous
                              (1)                                                    Yearend (4)
           1
           2
           3
                                                                                                       __________
           Reserves(Actual):                                                                           _______oz.
           Less:  Projected Production to
           to Maturity                                                                                 (______)oz


           Reserves (Min. Required as at the later of the NRT Facility Maturity Date or the RT
           Facility Maturity Date):  6,000,000 oz.

           COMPLIANCE        [Yes]/[No]

SIGNIFICANT MATERIAL SUBSIDIARIES

Itemize new Significant Material Subsidiaries since last compliance certificate

ASSET DISPOSITIONS

Itemize asset dispositions falling under Schedule O


COMPANY                        ASSETS                         GROSS PROCEEDS

                               [ITEMIZE]

Actual (N + O)                      U.S. $ _________________

Maximum Permitted                   U.S. $<*>

COMPLIANCE [Yes]/[No]

INVESTMENTS

Itemize Investments falling under Section 11.2(k)(vi)


COMPANY                        ASSETS                         GROSS PROCEEDS

                               [ITEMIZE]

PERMITTED ACQUISITIONS

Itemize Permitted Acquisitions

                                   SCHEDULE C
                               FORM OF ASSIGNMENT

Dated __________, 20___

                  Reference is made to the Second Amended and Restated Credit Agreement made as of August 18, 2006, as amended (the "Credit Agreement"), between Kinross Gold Corporation, Kinross Gold U.S.A., Inc., Fairbanks Gold Mining, Inc., Round Mountain Gold Corporation, and Rio Paracatu Mineracao S.A., as borrowers, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders (in that capacity, the "Administrative Agent"). Terms defined in the Credit Agreement are used herein as therein defined.

         _________________ (the "Assignor") and _________________ (the
"Assignee") agree as follows:

(a) The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, a ______% interest in and to all of the Assignor's rights and obligations under the Credit Agreement as it relates to the [RT/NRT] Facility as of the Effective Date (as defined below) (including, without limitation, such percentage interest in the Assignor's Individual Commitment with respect to such Credit Facility as in effect on the Effective Date, the credit extended by the Assignor under such Credit Facility and outstanding on the Effective Date and the corresponding rights and obligations of the Assignor under all of the Credit Documents as it relates to such Credit Facility).

(b) The Assignor (i) represents and warrants that as of the date hereof its Individual Commitment with respect to the [RT/NRT] Facility is U.S. $___________ (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby), and the aggregate outstanding amount of credit extended by it under such Credit Facility is U.S. $___________ (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby); (ii) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; (iii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Documents or any other instrument or document furnished pursuant thereto; (iv) makes no representation or warranty and assumes no responsibility with respect to the financial condition of any of the Companies or the performance or observance by the Companies of any of their obligations under the Credit Documents or any other instrument or document furnished pursuant thereto; and (v) gives notice to the Administrative Agent and the Borrowers of the assignment to the Assignee hereunder.

(c) The effective date of this Assignment (the "Effective Date") shall be the later of ___________ and the date on which a copy of a fully executed copy of this Assignment has been delivered to the Borrowers and the Administrative Agent in accordance with Section 15.5(c) of the Credit Agreement.

(d) The Assignee hereby agrees to the specific Individual Commitment of U.S. $___________ with respect to the [RT/NRT] Facility and to the address and telefacsimile number set out after its name on the signature page hereof for the purpose of notices as provided in Section 15.1 of the Credit Agreement.

(e) As of the Effective Date (i) the Assignee shall, in addition to any rights and obligations under the Credit Documents held by it immediately prior to the Effective Date, have the rights and obligations under the Credit Documents that have been assigned to it pursuant to this Assignment and (ii) the Assignor shall, to the extent provided in this Assignment, relinquish its rights and be released from its obligations under the Credit Documents.

(f) The Assignor and Assignee shall make all appropriate adjustments in payments under the Credit Documents for periods prior to the Effective Date directly between themselves.

                  This Assignment shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

                                    [ASSIGNOR]


                                    By:
                                        ----------------------------------------
                                        Title:

                                    [ASSIGNEE]


                                    By:
                                        ----------------------------------------
                                        Title:

                                    Address

                                    --------------------------------------------


                                    --------------------------------------------


                                    --------------------------------------------

                                    Attention:
                                                    ----------------------------
                                    Telefax:
                                                    ----------------------------

Acknowledged and agreed to as of this ___________ day of ___________ , 20______.

 THE BANK OF NOVA SCOTIA, AS ADMINISTRATIVE AGENT


 By:
     ------------------------------------------------------
     Name:
     Title:

Acknowledged and agreed to as of this _________ day of _____________, 20_____.

 THE BANK OF NOVA SCOTIA, AS ISSUING RT LENDER


 By:
     ------------------------------------------------------
     Name:
     Title:

                                   SCHEDULE D
                           PRINCIPAL PLACE OF BUSINESS

----------------------------------------------------------- --------------------------------------------------------

                         COMPANY                                                    ADDRESS
----------------------------------------------------------- --------------------------------------------------------

Kinross Canada                                              52nd Floor, Scotia Plaza
                                                            40 King Street West
                                                            Toronto, Ontario M5H 3Y2
----------------------------------------------------------- --------------------------------------------------------

Kinross U.S.A.                                              670 Sierra Rose Drive
                                                            Reno, Nevada
                                                            United States 89511
----------------------------------------------------------- --------------------------------------------------------

Fairbanks U.S.                                              #1 Fort Knox Road
                                                            Fairbanks, Alaska
                                                            United States 84107
----------------------------------------------------------- --------------------------------------------------------

Kinam Gold                                                  670 Sierra Rose Drive
                                                            Reno, Nevada
                                                            United States 89511
----------------------------------------------------------- --------------------------------------------------------

Melba Creek                                                 670 Sierra Rose Drive
                                                            Reno, Nevada
                                                            United States 89511
----------------------------------------------------------- --------------------------------------------------------

Round Mountain                                              Round Mountain Operating Mine
                                                            P.O. Box 480
                                                            Round Mountain, Nevada
                                                            United States 89045
----------------------------------------------------------- --------------------------------------------------------
                                                            670 Sierra Rose Drive
EB Inc.                                                     Reno, Nevada
                                                            United States 89511
----------------------------------------------------------- --------------------------------------------------------

Kinam Canada                                                52nd Floor, Scotia Plaza
                                                            40 King Street West
                                                            Toronto, Ontario M5H 3Y2
----------------------------------------------------------- --------------------------------------------------------


----------------------------------------------------------- --------------------------------------------------------

                         COMPANY                                                    ADDRESS
----------------------------------------------------------- --------------------------------------------------------


TVX Cayman                                                  c/o Close Brothers (Cayman) Limited
                                                            103 South Church Street
                                                            P.O. Box 1034 GT,
                                                            Grand Cayman, Cayman Islands BWI
----------------------------------------------------------- --------------------------------------------------------

Kinross Americas Holdings                                   c/o Close Brothers (Cayman) Limited
                                                            103 South Church Street
                                                            P.O. Box 1034 GT,
                                                            Grand Cayman, Cayman Islands BWI
----------------------------------------------------------- --------------------------------------------------------

Miicre                                                      c/o Close Brothers (Cayman) Limited
                                                            103 South Church Street
                                                            P.O. Box 1034 GT,
                                                            Grand Cayman, Cayman Islands BWI
----------------------------------------------------------- --------------------------------------------------------

Kinam Refugio                                               670 Sierra Rose Drive
                                                            Reno, Nevada
                                                            United States 89511
----------------------------------------------------------- --------------------------------------------------------

                                           JURISDICTION OF INCORPORATION
----------------------------------------------------------- --------------------------------------------------------

Kinross Canada                                              Ontario
----------------------------------------------------------- --------------------------------------------------------

Kinross U.S.A.                                              Nevada
----------------------------------------------------------- --------------------------------------------------------

Fairbanks U.S.                                              Delaware
----------------------------------------------------------- --------------------------------------------------------

Kinam Gold                                                  Nevada
----------------------------------------------------------- --------------------------------------------------------

Melba Creek                                                 Alaska
----------------------------------------------------------- --------------------------------------------------------

Round Mountain                                              Delaware
----------------------------------------------------------- --------------------------------------------------------

EB Inc.                                                     Delaware
----------------------------------------------------------- --------------------------------------------------------

Kinam Canada                                                Ontario
----------------------------------------------------------- --------------------------------------------------------

TVX Cayman                                                  Cayman Islands
----------------------------------------------------------- --------------------------------------------------------

Kinross Americas Holdings                                   Cayman Islands
----------------------------------------------------------- --------------------------------------------------------

Miicre                                                      Cayman Islands
----------------------------------------------------------- --------------------------------------------------------


----------------------------------------------------------- --------------------------------------------------------

                         COMPANY                                                    ADDRESS
----------------------------------------------------------- --------------------------------------------------------


Kinam Refugio                                               Delaware
----------------------------------------------------------- --------------------------------------------------------

                                   SCHEDULE E
                             FORM OF DRAWDOWN NOTICE

TO:                 The Bank of Nova Scotia
                    720 King Street West, 4th Floor,
                    Toronto, Ontario  M5V 2T3

                    Attention:  John Hall

                    - and to -

                    The Bank of Nova Scotia
                    40 King Street West, 68th Floor
                    Toronto, Ontario  M5H 3Y2

                    Attention:  Andy Montano

RE: Second Amended and Restated Credit Agreement made as of August 18, 2006, as amended (the "Credit Agreement") between Kinross Gold Corporation, Kinross Gold U.S.A., Inc., Fairbanks Gold Mining, Inc., Round Mountain Gold Corporation and Rio Paracatu Mineracao S.A., as borrowers, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

                  Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably notifies you that it wishes to draw down under the [RT/NRT] Facility on [date of drawdown] as follows:

                  Availment Option:  _____________________________________

                  Currency & Amount:  ___________________________________

                  If LIBOR Loan, Interest Period:  __________________________

                  If Bankers' Acceptance, term:  ____________________________

                  If Letter, (a copy being attached hereto):

                  Type of Letter (financial or performance): ___________________

                  If issued on behalf of a Subsidiary as well as on behalf of the undersigned, the name of such Subsidiary: ______________________________

                  Date of Issuance:  ______________________________________

                  Named Beneficiary:  ____________________________________

                  Maturity Date:  ________________________________________

                  Currency & Amount:  ___________________________________

                  Other Terms:  _________________________________________

[You are hereby irrevocably authorized and directed to pay the proceeds of the drawdown to _______________ and this shall be your good and sufficient authority for so doing.]

                  All capitalized terms defined in the Credit Agreement and used herein shall have the meanings ascribed thereto in the Credit Agreement.

                  DATED the ______ day of _______________, 20___.

                               [NAME OF BORROWER]


                               By:
                                   ---------------------------------------------
                                   Name:
                                   Title:

                                   SCHEDULE F
                             FORM OF ROLLOVER NOTICE

TO:             The Bank of Nova Scotia
                720 King Street West, 4th Floor,
                Toronto, Ontario  M5V 2T3

                Attention:  John Hall

                - and to -

                The Bank of Nova Scotia
                40 King Street West, 68th Floor
                Toronto, Ontario  M5H 3Y2

                Attention:  Andy Montano

RE:             Second Amended and Restated Credit Agreement made as of
                August 18, 2006, as amended (the "Credit Agreement") between Kinross Gold Corporation, Kinross Gold U.S.A., Inc., Fairbanks Gold Mining, Inc., Round Mountain Gold Corporation and Rio Paracatu Mineracao S.A., as borrowers, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

                Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a rollover of outstanding credit under the [NRT/RT] Facility on [date of rollover] as follows:

                  [Choose as appropriate]

BANKERS' ACCEPTANCES

    Maturity Date of Maturing Bankers' Acceptances          ____________________
    Aggregate Face Amount of Maturing Bankers' Acceptances  $___________________
    Portion Thereof to be Replaced                          $___________________
    Term of New Bankers' Acceptances                        ____________________

LIBOR LOANS

    Maturity Date of Maturing LIBOR Loan                    ____________________
    Principal Amount of Maturing LIBOR Loan                 $___________________
    Portion Thereof to be Replaced                          $___________________

    Interest Period of New LIBOR Loan                       _______ months



                  All capitalized terms defined in the Credit Agreement and used herein shall have the meaning ascribed thereto in the Credit Agreement.

                  DATED the _________ day of ________________, 20____.

                                                     [NAME OF BORROWER]


                               By:
                                     -------------------------------------------
                                     Name:
                                     Title:

                                   SCHEDULE G
                            FORM OF CONVERSION NOTICE

TO:             The Bank of Nova Scotia
                720 King Street West, 4th Floor,
                Toronto, Ontario  M5V 2T3

                Attention:  John Hall

                - and to -

                The Bank of Nova Scotia
                40 King Street West, 68th Floor
                Toronto, Ontario  M5H 3Y2

                Attention:  Andy Montano

RE:             Second Amended and Restated Credit Agreement made as of

                August 18, 2006, as amended (the "Credit Agreement") between Kinross Gold Corporation, Kinross Gold U.S.A., Inc., Fairbanks Gold Mining, Inc., Round Mountain Gold Corporation and Rio Paracatu Mineracao S.A., as borrowers, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

                  Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a conversion of outstanding credit under the RT Facility on [date of conversion] as follows:

                             [Choose as appropriate]

CONVERTING FROM BANKERS' ACCEPTANCES                        CONVERTING INTO BANKERS' ACCEPTANCE

Maturity of Bankers' Acceptances                            Aggregate Face Amount $______________
to be converted     ______________________                  of New Bankers' Acceptances
Aggregate                                                   Term of New                __________ days
Face Amount                $_____________                   Bankers' Acceptances
of said Bankers'
Acceptances
Portion Thereof   $_____________                            LIBOR LOANS
to be converted
                                                            Principal                  U.S.$_____________
PRIME RATE LOANS                                            Amount of
                                                            New LIBOR Loan
Principal Amount  $_____________                            Interest                   _____ months
of Prime Rate Loan                                          Period of
to be converted                                             New LIBOR Loan
Portion Thereof   $_____________                            PRIME RATE LOANS

to be converted
                                                            Principal                  $_____________
LIBOR LOANS                                                 Amount of
                                                            New Prime Rate
Maturity Date of  ______                                    Loan
Maturing LIBOR Loan
Principal Amount of        U.S.$_____________
Maturing LIBOR Loan
Portion Thereof to         U.S.$_____________
be converted
                                                            BASE RATE CANADA LOAN
BASE RATE CANADA LOANS
                                                            Principal                  U.S.$_____________
Principal Amount  U.S.$_____________                        Amount of
of Base Rate                                                New Base Rate
Canada Loan                                                 Canada Loan
to be converted
Portion Thereof   U.S.$_____________                        BASE RATE NEW YORK LOAN
to be converted
                                                            Principal                  U.S.$_____________
                                                            Amount of
                                                            New Base Rate
                                                            New York Loan

BASE RATE NEW YORK LOAN

Principal Amount of        U.S.$_____________
Base Rate New York
Loan to be converted
Portion Thereof   U.S.$_____________
To be converted

                  All capitalized terms defined in the Credit Agreement and used herein shall have the meaning ascribed thereto in the Credit Agreement.

         DATED the ________ day of _____________, 20____.

                                                   [NAME OF BORROWER]


                                                   By:
                                                        ------------------------
                                                        Name:
                                                        Title:

                                   SCHEDULE H
                               CORPORATE STRUCTURE

                         [KINROSS CORPORATE STRUCTURE]

                         [KINROSS CORPORATE STRUCTURE]

                                   SCHEDULE I
                            REIMBURSEMENT INSTRUMENT

TO:             The Bank of Nova Scotia (the "Issuing RT Lender")

RE:             Second Amended and Restated Credit Agreement made as of
                August 18, 2006, as amended (the "Credit Agreement") between Kinross Gold Corporation, Kinross Gold U.S. A., Inc. Fairbanks Gold Mining, Inc., Round Mountain Gold Corporation and Rio Paracatu Mineracao S.A., as borrowers, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders


                  For good and valuable consideration, undersigned hereby agrees to immediately reimburse the Issuing RT Lender the amount of each and any demand or other request for payment presented to and paid by the Issuing RT Lender in accordance with each Letter (as defined in the Credit Agreement) issued by the Issuing RT Lender on behalf of the undersigned (even if, under laws applicable to the rights of the beneficiary of such Letter, a demand or other request for payment is validly presented after expiry of such Letter).

                  DATED as of the _______ day of ________________, ______.

                              [NAME OF SUBSIDIARY]


                              By:
                                  ----------------------------------------------



                              By:
                                  ----------------------------------------------

                                   SCHEDULE J
                                APPLICABLE RATES

--------------- ---------------- --------------------------- --------------------------- ---------------------------
Level           Leverage Ratio   Prime Rate Loan, Base       Acceptance Fee rate,        Standby fee rate re: RT
                                 Rate Canada Loan and Base   LIBOR Loan interest rate    Facility and, during the
                                 Rate New York Loan          margin and Letter           NRT Facility Availability
                                 interest rate margin        issuance fee rate           Period, the NRT Facility
--------------- ---------------- --------------------------- --------------------------- ---------------------------
1               = 2.25 to 1      0.875% p.a.                 1.875% p.a.                 0.60% p.a.
--------------- ---------------- --------------------------- --------------------------- ---------------------------
2               = 1.75 to 1      0.375% p.a.                 1.375% p.a.                 0.35% p.a.
                and < 2.25 to 1
--------------- ---------------- --------------------------- --------------------------- ---------------------------
3               = 1.25 to 1      0.125% p.a.                 1.125% p.a.                 0.30% p.a.
                and < 1.75 to 1
--------------- ---------------- --------------------------- --------------------------- ---------------------------
4               <1.25 : 1        Flat                        1.000% p.a.                 0.25% p.a.
--------------- ---------------- --------------------------- --------------------------- ---------------------------

                                   SCHEDULE K
                              SECURITY DOCUMENTS

1. Pledge Agreement dated as of April 8, 2005 entered into by Kinross Canada in favour of the Administrative Agent;

2. Pledge Agreement dated as of April 8, 2005 entered into by Kinam Canada in favour of the Administrative Agent;

3. Investment Account Pledge Agreement dated February 1, 2003 between Kinross Canada and the Administrative Agent;

4. Investment Account Pledge Agreement dated February 1, 2003 between Kinross U.S.A. and the Administrative Agent;

5. Investment Account Pledge Agreement dated February 1, 2003 between TVX Cayman and the Administrative Agent;

6. Share Pledge Agreement dated as of February 1, 2003 entered into by Kinam Gold in favour of the Administrative Agent;

7. Share Pledge Agreement dated as of February 1, 2003 entered into by EB Inc. in favour of the Administrative Agent;

8. Charge Over Shares dated February 1, 2003 between TVX Cayman and the Administrative Agent;

9. Charge Over Shares dated February 1, 2003 between Kinross Americas Holdings and the Administrative Agent;

10. Charge Over Shares dated February 1, 2003 between Miicre and the Administrative Agent;

11. Deed of Trust entered into by Fairbanks U.S. and Melba Creek in favour of the Administrative Agent in respect of the Fort Knox Deposit, dated as of February 1, 2003;

12. Deed of Trust entered into by Fairbanks U.S. in favour of the Administrative Agent in respect of the True North Deposit dated as of February 1, 2003;

13. Deed of Trust entered into by Fairbanks U.S. in favour of the Administrative Agent in respect of the Ryan Lode Deposit, dated as of February 1, 2003.

14. Pledge Agreement dated as of April 5, 2005 into by Kinross Brazil in favour of the Administrative Agent.

15. Gold Proceeds Account Pledge Agreement dated as of August 18, 2006 between the NRT Borrower and the Administrative Agent.

                                   SCHEDULE L
                             [INTENTIONALLY DELETED]

                                   SCHEDULE M
                       RT BORROWER INSTRUMENT OF ADHESION

TO:               THE BANK OF NOVA SCOTIA, as Administrative Agent

AND TO: THE OTHER PARTIES TO THE AMENDED AND RESTATED CREDIT AGREEMENT REFERRED TO BELOW


                  Reference is made to the second amended and restated credit agreement dated as of August 18, 2006 by and among Kinross Gold Corporation, Kinross Gold U.S.A., Inc., Fairbanks Gold Mining, Inc., Round Mountain Gold Corporation and Rio Paracatu Mineracao S.A., as Borrowers, the Lenders who may from time to time be parties thereto, and The Bank of Nova Scotia, as Administrative Agent (such credit agreement, as amended, modified, supplemented, replaced or restated from time to time, being the "Credit Agreement", the terms defined therein and not otherwise defined herein being used herein as therein defined).

                  WHEREAS the Credit Agreement provides that a wholly-owned Subsidiary of Kinross Gold Corporation may become a RT Borrower under the Credit Agreement if it, among other things, executes this instrument and delivers it to the Administrative Agent;

                  NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the undersigned, the undersigned hereby represents, warrants and covenants as follows:

16. By executing this instrument, the undersigned hereby covenants and agrees to become a party to, and be bound by the terms and conditions of, the Credit Agreement as a RT Borrower, including all amendments, supplements and additions thereto, deletions therefrom and restatements thereof, as if the undersigned was an original party thereto.

17. The undersigned hereby acknowledges that it has been provided with a copy of the Credit Agreement.

18. For the purposes of Section 15.1 of the Credit Agreement, all notices, requests and demands to or upon the undersigned shall be addressed as follows:

                  _____________________________
                  _____________________________
                  _____________________________

                  Attention:  ____________________
                  Facsimile No.:  ________________

19.     The undersigned hereby represents and warrants that:

        (a) There is no French form of the corporate name of the undersigned, except as may be set forth in the attached Schedule.

        (b) The place of business of the undersigned or, if there are more than one, the principal place of business of the undersigned (for the purposes of the PPSA, the UCC or any similar law of any other jurisdiction) is as set forth in the attached Schedule.

        (c) The addresses of all locations of the inventory, equipment and other tangible personal property of the undersigned are as set out in attached Schedule.

        (d) The authorized capital of the undersigned consists of __________ shares with a par value of $______________ each, of which _____________ shares have been issued and are outstanding as fully paid and non-assessable. ______________ is the owner of record of all of the issued and outstanding shares of the undersigned. There are no outstanding warrants, options or other agreements which require or may require the issuance of any shares of the undersigned or the issuance of any debt or securities convertible into shares of the undersigned, there are no outstanding debt or securities convertible into shares of the undersigned and there are no shares of the undersigned allotted for issuance.

                DATED this ______ day of ____________, ______.



                                      [NAME OF ADDITIONAL BORROWER]


                                      By:
                                          --------------------------------------
                                          Name:
                                          Title:


                                      By:
                                          --------------------------------------
                                          Name:
                                          Title:

                                   SCHEDULE N
                     LOCATION OF TANGIBLE PERSONAL PROPERTY

----------------------------------------------------------- --------------------------------------------------------

                         COMPANY                                                   LOCATIONS
----------------------------------------------------------- --------------------------------------------------------

Fairbanks U.S.                                              #1 Fort Knox Road
                                                            Fairbanks, Alaska
                                                            United States 84107
----------------------------------------------------------- --------------------------------------------------------
                                                            Argor Heuaeus S.A.
                                                            Via Moree 14
                                                            CH-6850 Mendrisio
                                                            Switzerland

----------------------------------------------------------- --------------------------------------------------------

                                                            Johnson Matthey
                                                            4601 West 2100 South
                                                            Salt Lake City, UT  84120-1221

----------------------------------------------------------- --------------------------------------------------------

Melba Creek                                                 Fort Knox Operating Mine
                                                            P.O. Box 73726,
                                                            Fairbanks, Alaska
                                                            United States 99707
----------------------------------------------------------- --------------------------------------------------------

                                                            Argor Heuaeus S.A.
                                                            Via Moree 14
                                                            CH-6850 Mendrisio
                                                            Switzerland

----------------------------------------------------------- --------------------------------------------------------

                                   SCHEDULE O
                          PERMITTED ASSET DISPOSITIONS

1. The sale, transfer or other disposition of any Company's inventory or its worn out, unserviceable or obsolete equipment in the ordinary course of business.

2. The sale, transfer or other disposition of any of the following assets for their fair market value provided that no Default has occurred and is continuing at the time of such sale or disposition:

         (a) all real and personal property comprising or relating to reclamation projects;

         (b) all Investments held by any Obligors in Persons, other than Subsidiaries, in the form of Shares or debt instruments; and

         (c) shares in Subsidiaries, other than Material Subsidiaries; provided that the shares of any such Subsidiary may not be sold, transferred or otherwise disposed of, if as a result of such sale, transfer or other disposition, any Material Subsidiary would cease to be a direct or indirect wholly-owned Subsidiary of Kinross Canada.

3. The sale, transfer or other disposition of other assets of the Companies for fair market value, provided that no Default has occurred and is continuing at the time of such sale, transfer or disposition and the aggregate gross proceeds of such sales, transfers and dispositions do not exceed the aggregate of (x) $100,000,000 in any Fiscal Year and (y) in addition to the amount set forth in clause (x), an additional $100,000,000 from and including the date hereof.

A Company may abandon or allow mining properties to expire in the ordinary course of its business and may, provided the representation and warranty set forth in Section 10.1(s) would be true and correct if made immediately after the granting of any such participating interest, grant participating interests in its mining properties in the ordinary course of business by way of joint ventures, farm-ins, options or otherwise.

                                   SCHEDULE P
                               MATERIAL CONTRACTS


CRIXAS MINE, BRAZIL

The Crixas Mine is owned by Mineracao Serra Grande, S.A. ("SERRA GRANDE"). Kinross Canada and AngloGold South America Limited ("ANGLOGOLD") each own 50% of Serra Grande. Kinross Canada holds its interest through Newinco. An affiliate of AngloGold is manager of the Crixas Mine.

The Serra Grande Mine consists of two mining leases and 15 exploration licenses.

-------------------------------- -------------------------------------------------------------------------------------
MATERIAL CONTRACTS:              Management  Agreement  dated April 29, 1993 between Anglo  American  Corporation  of
                                 South America (AMSA) S.A., Inco Limited and Kinross Canada

                                 Draft  Shareholders  Agreement  made as of April 29, 1993  between  Newinco  Brazil,
                                 Mineracao Morro Velho S.A. and Amisa Mineracao Limitada
-------------------------------- -------------------------------------------------------------------------------------

LA COIPA MINE, CHILE

The La Coipa Mine is owned by MDO. Kinross Canada and Placer Dome Inc. ("PLACER DOME") each own a 50% interest in MDO. Kinross Canada holds its interest in MDO through Macaines.

-------------------------------- -------------------------------------------------------------------------------------
MATERIAL CONTRACTS:              Unsigned Asset Purchase  Agreement dated January 25, 1989 among Compania Nacional de
                                 Minera CNM  Limitada,  Rio Grande de Oro S.A.,  MDO,  Cayman  PDC  Limited  ("CAYMAN
                                 PDC"), Macaines, Placer Dome and Selsted Investments Limited

                                 Signed amending  agreement dated June 25, 1990 between  Compania  Nacional de Minera
                                 CNM Limitada,  Rio Grande de Oro S.A., MDO, Cayman PDC, Macaines,  Placer Dome, Keba
                                 Investments  Ltd.,  Miicre  Mining  Investments  Ltd.  and  Consolidated  TVX Mining
                                 Corporation
-------------------------------- -------------------------------------------------------------------------------------

MUSSELWHITE MINE, CANADA

The Musselwhite Mine is operated as an unincorporated joint venture between Placer Dome (CLA) Limited ("PLACER") and Kinross Canada. Placer holds a 68.07% interest in the joint venture and Kinross Canada holds a 31.93% interest. Placer is the operator of the joint venture.

The Musselwhite Mine consists of 338 leased mining claims and 231 unpatented claims.

-------------------------------- -------------------------------------------------------------------------------------
MATERIAL CONTRACTS:              Musselwhite  Grubstake Joint Venture Agreement dated as of December 31, 1983 between
                                 Dome  Exploration  (Canada)  Limited and Canadian  Nickel Company  Limited and Essso
                                 Minerals Canada and Lacana Ex (1981) Inc.
-------------------------------- -------------------------------------------------------------------------------------

PORCUPINE JOINT VENTURE, TIMMINS, ONTARIO

Kinross Canada and Placer entered into an asset exchange agreement and a joint venture agreement dated as of July 1, 2002. Under the joint venture agreement Kinross Canada and Placer formed a joint venture in which Kinross Canada holds a 49% interest and Placer holds a 51% interest. The joint venture is managed by Placer. Under the asset exchange agreement Kinross Canada transferred to Placer a 51% interest in the Hoyle Pond Mine and the Pamour Mine. In return, Placer transferred to Kinross Canada a 49% interest in the Dome Mine and related assets, most notably the Dome Mill. The joint venture covers a "sphere of influence" over the area within a 100 km radius of the Dome Mill, except that EBML's Aquarius Project is excluded.

The Dome Underground Mine closed in May 2004 and the Dome Open Pit is scheduled to close in 2005. The Pamour Open Pit will commence production in 2005.

-------------------------------- -------------------------------------------------------------------------------------
MATERIAL CONTRACTS:              Unsigned copy of the Joint Venture Agreement of an Unincorporated Joint
                                 Venture between Placer and Kinross Canada dated July 1, 2002, missing
                                 Schedule A and Page 52.

                                 Unsigned copy of the Asset Exchange Agreement between Placer and Kinross
                                 Canada dated July 1, 2002.
-------------------------------- -------------------------------------------------------------------------------------

REFUGIO PROJECT, CHILE

The Refugio mine is owned by Compania Minera Maricunga ("CMM"). CMM is owned 50% by Kinross Canada through Kinam Refugio and 50% by BEMA Gold Corporation ("BEMA").

-------------------------------- -------------------------------------------------------------------------------------
MATERIAL CONTRACTS:              Amended  and  Restated  Shareholders  Agreement  dated  June 1, 1999  between  Kinam
                                 Refugio and Bema Gold (Bermuda) Ltd.
-------------------------------- -------------------------------------------------------------------------------------

ROUND MOUNTAIN MINE, NEVADA, USA

Kinross Canada indirectly owns a 50% interest in and operates the Round Mountain Mine through Round Mountain. Two affiliates of Barrick Gold Corporation ("BARRICK") each own a 25% undivided interest in the Round Mountain Mine.

The Round Mountain Mine is an open-pit mine, the property of which consists of contiguous patented and unpatented mining claims.

-------------------------------- -------------------------------------------------------------------------------------
MATERIAL CONTRACTS:              Letter of  Engagement,  dated June 16, 1972 from Felmont Oil  Corporation  to Copper
                                 Range Exploration Company, Inc.

                                 Operating  Agreement for an unincorporated  Common  Operation,  dated March 13, 1975 between  Smoky Valley  Mining  Company,  Felmont Oil  Corporation  and Essex Royalty
                                 Corporation

                                 Amending Agreement, dated February 1, 1977 between Smoky Valley Mining Company,
                                 Felmont Oil Corporation and Case, Pomeroy & Company, Inc.

                                 Amending Agreement, dated August 1, 1978 between Smoky Valley Mining Company,
                                 Felmont Oil Corporation and Case, Pomeroy & Company, Inc.

                                 Letter Agreement, dated June 20, 1983 from Copper Range Company to Felmont
                                 Oil Corporation and Case, Pomeroy & Company, Inc. establishing the Area of
                                 Mutual Interest for the Common Operation.

                                 Amending Agreement, dated March 27, 1984 between Copper Range Company,
                                 Felmont Oil Corporation and Case, Pomeroy & Company Inc.

                                 Letter Agreement, dated May 5, 1986 from Round Mountain to Felmont Oil
                                 Corporation and Case, Pomeroy & Company, Inc. re-establishing the
                                 Area of Mutual Interest for the Common Operation.

                                 Amending Agreement, dated January 28, 1989, between Round Mountain, Homestake
                                 Nevada Corporation and BaRGOLD Corporation.

                                 Amending Agreement dated May 8, 1995 between Round Mountain, Homestake Nevada
                                 Corporation and BaRGOLD Corporation.
-------------------------------- -------------------------------------------------------------------------------------

                                   SCHEDULE Q
                         CAPITAL OF PLEDGED SUBSIDIARIES

------------------------------- ---------------------------- ---------------------------- ----------------------------
PLEDGED SUBSIDIARY              AUTHORIZED CAPITAL           ISSUED CAPITAL               OWNER OF RECORD
------------------------------- ---------------------------- ---------------------------- ----------------------------

Melba Creek                     10,000,000 shares with a     100,000 shares               Kinam Canada
                                par value of $0.01 each
------------------------------- ---------------------------- ---------------------------- ----------------------------

Fairbanks U.S.                  1,000 shares with a par      10 shares                    Kinam Gold
                                value of $100.00 each
------------------------------- ---------------------------- ---------------------------- ----------------------------

Kinam Refugio                   1,000 common shares with a   10 common shares             Kinam Gold
                                par value of U.S. $100 each
------------------------------- ---------------------------- ---------------------------- ----------------------------

Round Mountain                  1,000 common shares with a   1,000 common shares          EB Inc.
                                par value of U.S.$0.01 each
------------------------------- ---------------------------- ---------------------------- ----------------------------

TVX Cayman                      50,000 common                100 common shares            Kinross Canada
                                shares with a par            and 1,000,000
                                value of U.S.$1.00           preference shares
                                each and 1,000,000          with a par value of
                                preference shares with
                                a par value of
                                U.S.$1.00 each
------------------------------- ---------------------------- ---------------------------- ----------------------------

Newinco                         50,000 shares with a par     100 shares                   TVX Cayman
                                value of U.S.$1.00 each
------------------------------- ---------------------------- ---------------------------- ----------------------------

Cayman PI                       50,000 shares with a par     101 shares                   TVX Newmont Holdings
                                value of U.S.$1.00 each
------------------------------- ---------------------------- ---------------------------- ----------------------------

Macaines                        500,000,000 ordinary         158,000,100 shares           Miicre
                                shares with a par value of
                                U.S.$1.00 each ranking
                                pari passu with the
                                existing shares
------------------------------- ---------------------------- ---------------------------- ----------------------------

------------------------------- ---------------------------- ---------------------------- ----------------------------
PLEDGED SUBSIDIARY              AUTHORIZED CAPITAL           ISSUED CAPITAL               OWNER OF RECORD
------------------------------- ---------------------------- ---------------------------- ----------------------------

IGM                             900,000 ordinary shares      5,012 ordinary shares and    Kinross Americas Holdings
                                with a par value of          19,363,000 Cdn.$ preferred
                                U.S.$1.00 each, 60,000,000   shares
                                redeemable 5%
                                non-cumulative preferred
                                shares with a par value of
                                U.S.$1.00 each and
                                40,000,000 redeemable
                                retractable 10%
                                non-cumulative preferred
                                shares with a par value of
                                Cdn.$1.00 each
------------------------------- ---------------------------- ---------------------------- ----------------------------

NRT Borrower                    369,215 common shares        369,178 common shares        Kinross Brazil
------------------------------- ---------------------------- ---------------------------- ----------------------------

                                   SCHEDULE R
             AUTHORIZATION AND DIRECTION TO ELIGIBLE GOLD PURCHASER


TO:             <*> (the "PURCHASER")

AND TO:         The Finance Parties

AND RE:         Second  amended and restated  credit  agreement  made as of

                August 18, 2006 between Kinross Gold Corporation, Kinross Gold U.S.A., Inc., Fairbanks Gold Mining, Inc., Round Mountain Gold Corporation and Rio Paracatu Mineracao S.A. (the "VENDOR"), as borrowers, the Lenders named therein, and The Bank of Nova Scotia, as Administrative Agent (as amended, modified, supplemented or replaced from time to time, the "CREDIT AGREEMENT")

--------------------------------------------------------------------------------

                  WHEREAS the Lenders have established a certain credit facility in favour of the Vendor pursuant to the Credit Agreement;

                  AND WHEREAS from time to time the Vendor may sell gold to the Purchaser;

                  AND WHEREAS it is a condition of the continued extension of credit by the Lenders to the Vendor pursuant to the Credit Agreement that (i) the Vendor irrevocably direct and authorize the Purchaser to pay all amounts owing by the Purchaser to the Vendor for the sale of gold by the Vendor to the Purchaser (the "GOLD PROCEEDS") directly into the bank account set forth in Schedule A hereto (the "GOLD PROCEEDS ACCOUNT") by wire transfer as set forth in Schedule A hereto or as otherwise directed by The Bank of Nova Scotia and (ii) the Purchaser acknowledge and agree to be bound by the terms of such authorization and direction;

                  NOW THEREFORE, the Vendor hereby irrevocably authorizes and directs the Purchaser to pay all Gold Proceeds directly into the Gold Proceeds Account or as otherwise directed by The Bank of Nova Scotia. By the Purchaser's signature below, the Purchaser acknowledges and agrees to be bound by the terms of this authorization and direction. This authorization and direction shall terminate and become null and void upon written notice of revocation to the Purchaser from The Bank of Nova Scotia.

Dated as of this <*> day of <*>, <*>.



                                       RIO PARACATU MINERACAO S.A.

                                       By:
                                           -------------------------------------
                                           Name:
                                           Title:



                                       By:
                                           -------------------------------------
                                           Name:
                                           Title:

Acknowledged and agreed to by:

                                       [PURCHASER]

                                       By:
                                           -------------------------------------
                                           Name:
                                           Title:



                                       By:
                                           -------------------------------------
                                           Name:
                                           Title:

                                   SCHEDULE A
                              GOLD PROCEEDS ACCOUNT


BANK AND BRANCH                 BRANCH TRANSIT   ACCOUNT NO.       ACCOUNT NAME          CURRENCY      WIRE TRANSFER INSTRUCTIONS
                                NO.
The Bank of Nova Scotia         47712            476960153915      Rio Paracatu          United        Bank Name:  Bank of Nova
Scotia Plaza                                                       Mineracao S.A.,       States        Scotia
44 King Street West                                                                      Dollars       Toronto BSC
Toronto, Ontario, Canada                                                                               44 King Street West
                                                                                                       Toronto, Ontario
                                                                                                       M5H 1H1
                                                                                                       SWIFT: NOSCCATT
                                                                                                       Bank Number: 002
                                                                                                       Beneficiary Name:
                                                                                                       Rio Paracatu Mineracao S.A.
                                                                                                       Beneficiary Address:
                                                                                                       40 King Street West
                                                                                                       52nd Floor
                                                                                                       Toronto, Ontario
                                                                                                       M5H 3Y2
                                                                                                       Beneficiary Account #:
                                                                                                       476960153915